


CARBONITE™

2011 ANNUAL REPORT

Dear Fellow Stockholders,

2011 was the most exciting year since we founded Carbonite in 2005. We completed our initial public offering, brought jobs back to the United States, and began marketing our online backup solution in China. At the same time, we transitioned from having one consumer solution to offering three consumer solutions and released substantial new offerings for small businesses.

Since our IPO in August 2011, we have announced two successive quarters of solid growth, increased margins, increased average revenue per user, and strong, consistent retention. We can now project our average customer life to be approximately six years, which provides visibility into future revenues.

Below are a few 2011 highlights:

- Bookings for 2011 were $80.9 million, an increase of 49% over 2010. Total revenue was $60.5 million, an increase of 57% over 2010.

- We repatriated more than 150 customer service jobs to Lewiston, Maine, while simultaneously increasing customer satisfaction and holding total customer support costs flat, including the cost of the transition.

- We continued to innovate on the product front. We launched Carbonite Business and BusinessPremier to provide small businesses with automatic online backup for an unlimited number of computers. We expanded our suite of consumer solutions with the introduction of Carbonite HomePlus and HomePremier – that include our new "Mirror Image" local backup, which allows users to restore their entire computer, including applications and operating system. We also increased functionality with advancements to our "Anytime, Anywhere Access" for iPad®, iPod Touch®, iPhone®, Android™, and BlackBerry® smartphones that allow customers to instantly access all of their backed up files directly from their mobile devices.

- We opened our fourth data center and continued to make enhancements to our proprietary Carbonite File System.

- We began marketing a Chinese version of our Carbonite Business solution in China.

- We received several accolades in 2011, including being ranked for the second year in a row on Inc. Magazine's 500 Fastest Growing Companies in America, being named a finalist for the prestigious CODiE Awards in the "Best Document Management Solution" category, and being honored as 2011's "Most Admired Startup" by the Boston Business Journal.

With millions of internet-connected devices in the U.S. alone, we feel that we have barely scratched the surface. The rate at which we all create data is increasing every year, so there will always be more data to protect. Meanwhile, devices are getting smaller and easier to lose or break, so data is more at risk than ever. We look forward to continuing to meet the growing needs of the marketplace and to another year of financial success, solid execution, and innovation.

On behalf of the entire Carbonite team, I want to thank you for placing your trust in us.

Sincerely,

David Friend
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-35264

SEC
Mail Processing
Section

MAY 0 4 2012

CARBONITE, INC.
Washington, DC
121

(Exact name of registrant as specified in its charter)

Delaware	33-1111329
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
177 Huntington Avenue	
Boston, Massachusetts	**02115**
(Address of principal executive offices)	(Zip Code)

(617) 587-1100
(Registrant's telephone number, including area code)

Securities Registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC

Securities Registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☑   No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐

Non-accelerated filer ☑ (Do not check if a smaller reporting company)   Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

As of June 30, 2011, the last business day of the registrant's most recently completed second quarter, there was no established public market for the registrant's common stock. The registrant's common stock began trading on The NASDAQ Global Market on August 11, 2011.

As of March 1, 2012, there were 25,243,178 shares of the registrant's common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2012 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

CARBONITE, INC.
Table of Contents

PART I

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K (the "Annual Report"), including the sections entitled "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," includes forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "predict," "potential," and similar expressions, as well as the negatives thereof, as they relate to us, our business, our management, and our industry, are intended to identify forward-looking statements. In light of risks and uncertainties discussed in this Annual Report, the forward-looking events and circumstances discussed in this Annual Report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at or by which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Important factors that could cause such differences include, but are not limited to:

- our ability to accurately forecast revenue and appropriately plan our expenses and working capital requirements;

- our ability to generate additional revenue;

- our ability to retain existing customers and attract new customers;

- our ability to protect our customers' stored files and adequately address privacy concerns;

- the impact of actual or threatened litigation, including intellectual property infringement claims, involving us or our industry;

- the impact of increased competition in our business;

- interruptions in service and any related impact on our reputation;

- our ability to maintain, protect, and enhance our brand; and

- other risk factors included under "Risk Factors" in this prospectus.

Forward-looking statements speak only as of the date of this Annual Report. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements we make. In addition, our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

You should read this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information from various sources, on assumptions that we have made that are based on such data, and on our knowledge of the markets for our solutions. Such data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate, whether made by us or by third parties, are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this Annual Report. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

ITEM 1. BUSINESS

Overview

Carbonite, Inc. (together with its subsidiaries, "Carbonite," the "Company," "our," "we," or "us") was incorporated on February 10, 2005 and is a Delaware corporation. We are a leading provider of online backup solutions for consumers and small and medium sized businesses, or SMBs. We provide easy-to-use, affordable, unlimited, and secure online backup solutions with anytime, anywhere access to files stored on our servers, which we call the Carbonite Personal Cloud. We believe that we are the best known brand in the online backup market.

We founded Carbonite on one simple idea: all computers need to be backed up, and in this always-connected and highly-mobile world, online backup is the ideal approach. Our "set and forget" automated solution requires little effort and protects our customers' stored files even if their computers are lost, stolen, or destroyed.

Our backup solutions work quietly in the background, automatically and continuously uploading encrypted copies of our customers' files to the Carbonite Personal Cloud. Our customers can browse and share their photos, videos, and documents anytime, anywhere using a web browser or our free iPad, iPhone, BlackBerry, and Android apps. Our historical consumer offering, re-branded as Carbonite Home, continues to include unlimited online backup for an annual flat fee of $59. Carbonite HomePlus provides customers with additional backup and restore features for external hard drives for an annual flat fee of $99. Carbonite HomePremier further includes automatic online backup for video files as well as a recovery-by-mail feature for an annual flat fee of $149. Our SMB offerings, Carbonite Business and Carbonite BusinessPremier, include features designed for multiple computers and users, enabling SMBs to easily install and use Carbonite backup without the help of a professional IT staff.

As of December 31, 2011, we had subscribers in more than 100 countries, with subscribers based in the U.S. representing 94% of our total revenue for 2011. Since 2005, we have backed up over 180 billion files and have restored over 13 billion files that might otherwise have been permanently lost. We currently back up an average of more than 300 million files each day.

We have developed a highly predictable subscription revenue model, with a consistently high customer retention rate and a scalable infrastructure to support our growth. We generated revenue of $60.5 million in 2011. We continue to invest heavily in customer acquisition, principally through advertising, and as a result we recorded a net loss of $23.5 million in 2011. Our bookings have grown from $32.9 million in 2009 to $80.9 million in 2011. For a reconciliation of bookings to revenue for the last five years, see "Selected Consolidated Financial and Other Data."

Industry Trends

We believe that a decade from now nearly every device that creates or stores data, including desktop and laptop computers, tablets, smartphones, and digital cameras, will be backed up over the internet. Online backup is gaining increasing acceptance as the best way to store copies of valuable data off-premise, where they are safe from equipment failure, theft, loss, viruses, and accidental deletion.

Several trends are helping to fuel the growth of the online backup industry:

Your life is on your computer. Computers and mobile devices have transformed the way people work, communicate, and lead their daily personal and professional lives. People store a plethora of information on their computers and mobile devices, from photos, music, videos, and school work, to financial records, correspondence, passwords, work files, and tax returns. These files could be permanently destroyed due to equipment failure, theft, loss, viruses, and accidental deletions. Often these files are accumulated over time and are irreplaceable, making their loss devastating for the owner.

The number of data-creating devices is growing rapidly. Today, there are billions of computers and other electronics devices worldwide. According to IDC*, an independent research firm, over two billion devices, including 146 million desktops, 209 million notebooks, 38 million netbooks, 303 million smartphones, and 1.4 billion mobile phones, were shipped in 2010 alone. These devices are becoming increasingly powerful, with capabilities such as camera, bluetooth, wi-fi, 3-D video, and high definition, enabling users to create and consume high quality multimedia content and leading to an exponential increase in created and stored content.

Shift to laptop computers. The market shift to laptops continues to accelerate. According to IDC, in 2010, 247 million notebooks and netbooks were shipped worldwide compared to 146 million desktop computers. By 2014, notebook and netbook shipments are projected to be 439 million units compared to 154 million desktop units, according to IDC. Laptop users need a backup solution that works anywhere and that does not require external hardware.

Proliferation of broadband connections. Today, fixed and mobile broadband connections are available nearly everywhere – homes, offices, hotels, airports, public spaces, coffee shops, and other locations. Wireless 3G and 4G networks provide mobile broadband throughout the developed world. Based on data from the OECD*, the percentage of fixed broadband subscribers in the OECD countries, which include U.S., Canada, Mexico, Australia, New Zealand, Korea, Japan and many European countries, has grown from approximately 2.9% in 2001 to over 25.1% in the first half of 2011, greatly expanding the potential market for online backup. The OECD also estimates that as of June 2011, there were approximately 900 million fixed and mobile broadband subscribers in the OECD countries.

Smartphones and tablets drive demand for anytime, anywhere access. The growing popularity of smartphones, tablet computers, and other mobile devices is driving the demand for instant access to information regardless of a user's location. According to IDC, smartphone and tablet shipments were expected to grow by 49% and 170%, respectively, in 2011.

Plummeting storage and bandwidth costs. The cost of providing online backup is highly dependent on the cost of storage and bandwidth. The cost of a gigabyte of capacity-optimized storage has fallen from approximately $5.35 in 2005 to approximately $0.92 in 2011, a decline of 82.8%, according to IDC. IDC forecasts a further decline in these storage costs at a rate of 25% to 30% annually to approximately $0.28 in 2015. In 2005, the average wholesale cost of bandwidth was approximately $75 per megabits per second (Mbps) as compared to $5 per Mbps in 2010, according to an August 2010 study done by DrPeering International. This study projects that the wholesale cost of bandwidth will further decline to approximately $0.94 per Mbps by 2014.

There are multiple alternatives currently available for backing up data, such as external hard disk drives, flash memory drives, CDs, DVDs, and tape backup drives. However, these traditional alternatives are limited by drive capacity, cumbersome to scale, prone to failure, not secure, and not accessible from a remote location. Traditional hardware solutions for storing data have the following limitations:

---

* The IDC information was derived from reports dated October and December 2010 and March and April 2011. The OECD information was accessed on February 24, 2011 at www.oecd.org/sti/ict/broadband.

Limitation	Key Problems
Limited Capacity	• Users must select which files to back up • Cumbersome to add incremental capacity
Susceptible to failure	• Unable to protect files in the event of equipment failure, theft, loss, viruses, and accidental deletions
Overly complex	• Time consuming and labor intensive to manually manage backup • Confusing software and processes
Lack of mobile access	• Do not provide anytime, anywhere access from computers, smartphones, tablets, and other mobile devices

As a result of theses limitations, consumers and SMBs are increasingly searching for simple, affordable solutions that provide reliable and secure online backup and anytime, anywhere access to their stored files. We believe that online backup effectively addresses the limitations of traditional solutions and will be the predominant backup solution in the future.

Our Solution

We provide online backup solutions for consumers and SMBs. We believe that our customers buy our solutions because they are easy to use, affordable, and secure, and provide anytime, anywhere access to their stored files. We make it easy for customers to restore their files and we provide high quality customer support to those customers who need assistance.

We believe that our solution provides the following benefits to all of our customers:

Easy to install and use. We offer our customers automatic backup, eliminating the need to manually pick and choose which files to back up. Installation requires just an email address and password. Once installed, our "set and forget" solution works continuously in the background backing up new and changed files.

Easy to restore files. In the event of data loss, our restore wizard guides customers through the process of restoring their files. If customers accidentally delete or overwrite files on their computers, they can quickly restore them from any computer with an internet connection.

Anytime, anywhere access. We enable customers to access stored files from the Carbonite Personal Cloud anytime, anywhere using a web browser or one of our free iPad, iPhone, BlackBerry, or Android apps. Customers can browse their photos, play music and videos, and view documents, spreadsheets and presentations. Unlike traditional remote desktop applications, we allow our customers to access their stored files even if their computers are turned off, lost, stolen, or destroyed.

Affordability. We believe that we were one of the first companies to offer consumers unlimited online backup for a fixed price. Our Carbonite Home subscription costs $59 for one year, with discounts for multi-year plans. Our SMB solutions allows for an unlimited number of users, with tiered pricing based on the total amount of data backed up.

Security. We encrypt all of our customers' files before they are transmitted to our data centers, guarding against unauthorized access to backed-up files and ensuring a high level of data security. In addition, we employ state-of-the-art data center security measures intended to prevent intrusions.

Reliability. Our proprietary Carbonite Communications System and Carbonite File System manage our customers' stored files and are designed to ensure high levels of reliability and accessibility.

Our Key Competitive Strengths

We believe that our key competitive strengths include the following:

Brand awareness. We believe that we have among the highest brand awareness in the online backup market. According to our research surveys, our unaided brand awareness is more than one and a half times that of our nearest competitor. According to our customer surveys, 83% of our consumer customers say that they have recommended Carbonite to friends and family. We promote our brand through our multi-channel marketing program, which in 2011 included advertising endorsements from 29 national radio talk show personalities. We also have a broad presence in television, online display advertising, print advertising, paid and natural search, and a large affiliate network.

Scale. Since 2005, we have backed up over 180 billion files, and we currently back up an average of more than 300 million files each day. We believe that our large scale infrastructure, built over the last six years, enables us to store additional files at lower incremental cost than our smaller competitors. In addition, we are able to purchase national advertising at advantageous rates, access advertising opportunities that may be unavailable to smaller businesses, and take advantage of sophisticated analytical marketing systems.

Optimized backup architecture. Our entire infrastructure is optimized for backup, which is a low transaction speed, high volume, write mostly application. We believe that our average storage costs per subscriber are lower than those realized by typical general purpose data center storage systems.

Comprehensive customer support. We believe that our U.S.-based customer support is more comprehensive than that offered by our primary competitors in the online backup market and aids in our customer retention. We provide free telephone, live chat, and email customer support in our basic subscription fee.

Significant intellectual property portfolio. We have a significant intellectual property portfolio relating to our online backup solutions. CARBONITE and the Carbonite logo are registered trademarks in the U.S. and in over 30 other countries, including countries in the European Union. We have also filed trademark applications for additional marks in the U.S. and other countries, including "Back it up. Get it Back", "Because Your Life is On Your Computer", the Carbonite Green Dot logo and Chinese character representations for Carbonite. In addition, we have one issued patent and 12 pending patent applications that cover both our technical infrastructure and our key usability and design concepts.

Our Offerings

We offer backup solutions to our customers with anytime, anywhere access to their stored files. We charge consumers a flat fee for one year of unlimited online backup at three different service levels, each with discounts for multi-year subscriptions. We offer SMB customers online backup for an unlimited number of computers for an annual flat fee based on the total amount of data backed up, with the option to purchase additional incremental storage capacity.

The following table sets forth key features of our Carbonite Home, Carbonite HomePlus, and Carbonite HomePremier consumer offerings:

	Carbonite Home	Carbonite HomePlus	Carbonite HomePremier
Number of computers	One per subscription		
Supported operating systems	Windows, Mac	Windows	
Pricing	$59/year; unlimited storage	$99/year; unlimited storage, external hard drive backup and restore	$149/year; unlimited storage, external hard drive backup and restore, automatic backup for video files, recovery-by-mail feature
Subscription Period	Annual or multi-year		
Customer support	U.S.-based telephone, live chat, and email		
Remote file access	Anytime, anywhere using a web browser or our free iPad, iPhone, Blackberry, or Android apps		

The following table sets forth key features of our Carbonite Business and Carbonite BusinessPremier SMB offerings:

	Carbonite Business	Carbonite BusinessPremier
Number of computers	Unlimited	
Supported operating systems	Windows	Windows and Windows Server
Pricing	$229/year; 250 GB of backup storage space	$599/year; 500 GB of backup storage space
Subscription Period	Annual	
Customer support	U.S.-based telephone, live chat, and email	
Remote file access	Anytime, anywhere using a web browser or our free iPad, iPhone, Blackberry, or Android apps	

We use sophisticated encryption technology to ensure the privacy of our customers' stored files. We encrypt files using a secure key before the files leave the customer's computer and transmit the encrypted files over the internet to one of our secure data centers. Customers' files remain encrypted on our servers to guard against unauthorized access. We employ outside security analysis firms, including anti-hacking specialists, to review and test our defenses and internal procedures.

Our Proprietary Server Software

At the core of our offerings is our proprietary server software designed specifically for online backup. The server software is comprised of two major components: the Carbonite Communications System (CCS) and the Carbonite File System (CFS). These components work together to move and store vast amounts of customer data – an average of over 300 million files every day. CCS moves customer data between our software installed on our customers' computers and CFS running on our storage servers. CCS also balances loads across our server network. CFS manages the write-mostly database of stored files with the flexibility to operate on a wide variety of readily available third-party storage hardware.

We invest heavily in the development of our technologies. In 2011, 2010, and 2009, we spent $16.5 million, $10.9 million, and $6.2 million, respectively, on research and development. Our proprietary technologies are fundamental to our value proposition as they enable us to deliver the following benefits:

Scalability. We add storage capacity at the rate of approximately one petabyte every two weeks. CCS allows us to automatically balance processing and storage capacity across our large and expanding server network. CFS allows us to easily add storage capacity across multiple physical locations by automatically integrating new storage servers into our existing infrastructure.

Reliability. We designed CCS and CFS to eliminate all single points of failure. The modular design of these components uses well-defined protocols intended to ensure that our customers' stored files are accurate and free from errors. CFS provides proprietary disk error detection for errors that can occur over years of storage. Our software also incorporates checks and balances to verify data integrity.

Cost effectiveness. Storage cost is the biggest component of our cost of revenue. CCS enables us to dynamically load balance among servers to allow higher overall utilization. CFS enables us to reduce storage costs by utilizing almost every block of physical disk space to store our customers' files. We can choose the most cost-effective hardware solutions for our data centers because CFS allows us to operate in a heterogeneous hardware environment.

Marketing and Sales

Our marketing efforts are focused on three primary goals: building brand awareness, acquiring customers at a low cost, and retaining existing customers. Our advertising reinforces our brand image by emphasizing ease of use, affordability, security, reliability, and anytime, anywhere access to stored files. We use television and radio advertising, online display advertising, print advertising, paid search, direct marketing, and affiliate marketing. Our public relations efforts include engaging the traditional press, new media, and social networks.

Consumer marketing. Most of our revenue is from consumers who sign up for Carbonite backup on our website in response to our direct marketing campaigns. Direct sales from our websites accounted for 96% of our total revenue during 2011. Our marketing efforts are designed to attract prospects to our website and enroll them as paying customers, usually after a 15-day free trial that we offer to consumers.

SMB marketing. Our SMB sales team responds to inbound qualified SMB leads, communicates the benefits of our solutions to the SMB market and assists our SMB customers to enroll in free trial versions and purchase subscriptions to our SMB offering.

Retention. Our customer retention efforts are focused on establishing and maintaining long-term relationships with our customers by delivering a compelling customer experience and superior value, communicating regularly with customers through email, on-site messaging, and other media, and creating positive interactions with our customer support team. We monitor developing trends in subscription durations, renewals, and customer satisfaction to maximize our customer retention. We offer incentives to customers to purchase multi-year subscriptions, which we believe helps to increase our customer retention. As of December 31, 2011, 2010, and 2009, respectively, 30%, 24%, and 17% of our customers had multi-year subscriptions.

Intellectual Property

We believe that the strength of our brand and the functionality of our software help differentiate us from our competitors. As such, our success depends upon our ability to protect our technologies and intellectual property, including our proprietary server software, which allows us to move and store vast amounts of customer data. To protect our intellectual property, we rely on a combination of trademark, patent, copyright, and trade secret laws,

as well as confidentiality procedures and contractual restrictions. CARBONITE and the Carbonite logo are registered trademarks in the U.S. and in over 30 other countries, including countries in the European Union. We have also filed trademark applications for additional marks in the U.S. and other countries, including "Back it up. Get it Back", "Because Your Life is On Your Computer", the Carbonite Green Dot logo and Chinese character representations for Carbonite. We have one issued patent covering the green dots that notify users that their files have been successfully backed up, 12 patent applications pending, and we are in the process of filing additional patent applications. The pending applications cover various aspects of our file storage software, our remote access software, and our user interface.

The steps we have taken may not adequately protect our intellectual property or prevent unauthorized use of our technologies. Others may independently develop technologies that are competitive to ours or infringe our intellectual property. In addition, costly and time consuming litigation may be necessary to protect and enforce our intellectual property rights.

If we become more successful, we believe that competitors will be more likely to try to develop products and services that are similar to ours, and that may infringe our proprietary rights. It may also be more likely that competitors or other third parties will claim that our solutions infringe their proprietary rights.

Competition

We compete with both online backup providers and providers of traditional hardware-based backup systems. The market for online backup solutions is competitive and rapidly changing. We directly compete with Prosoftnet, CrashPlan, Mozy (a division of VMWare), Norton Online Backup (provided by Symantec), McAfee Online Backup, SOS Online Backup, and others. Certain of our features, including our remote access service, also compete with current or potential services offered by Apple, Google, Microsoft, Amazon, and others. Certain of our planned features, including the ability to share data with third parties, will also compete with current or potential services offered by DropBox, Mozy, SugarSync, and others. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. Many of our actual and potential competitors enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. In addition, many of our competitors have established marketing relationships and access to larger customer bases, and have major distribution agreements with computer manufacturers, internet service providers, and resellers.

We believe that the key competitive factors in the consumer and SMB backup industry include:

- ease of installation and use;
- affordability;
- remote access;
- storage capacity;
- security of customers' stored files;
- rapid recovery of lost files;
- reliability and redundancy;
- automated file backup; and
- reputation of the provider.

We believe that we compete favorably with respect to each of these factors by providing easy to use, affordable, unlimited, secure online backup solutions with anytime, anywhere access to stored files.

Some of our competitors have made or may make acquisitions or enter into partnerships or other strategic relationships to offer a more comprehensive service than we do. These combinations may make it more difficult

for us to compete effectively, including on the basis of price, sales and marketing programs, technology, or service functionality. We expect these trends to continue as companies attempt to strengthen or maintain their market positions.

Employees

As of December 31, 2011, we had 342 full-time and 22 part-time employees. Of our full-time employees, 196 were in operations and support, 32 were in sales and marketing, 96 were in technology, and 18 were in general and administrative functions. None of our employees are covered by collective bargaining agreements.

Available Information

We file reports with the Securities and Exchange Commission ("SEC"), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K any other filings required by the SEC. We make available on our website (www.carbonite.com) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. These materials are available free of charge on or through our website via the Investor Relations page at www.carbonite.com. References to our website address in this report are intended to be inactive textual references only, and none of the information contained on our website is part of this report or incorporated in this report by reference.

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this Annual Report on Form 10-K before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

Risks Related to Our Business

We have experienced losses and negative cash flow since our inception, and we may not be able to achieve or sustain profitability or positive cash flow in the future.

We experienced net losses of $19.2 million for 2009, $25.8 million for 2010, and $23.5 million for 2011, respectively, and have an accumulated deficit of $100.4 million as of December 31, 2011. We have not generally achieved positive cash flow from our operations or reported net income, and we do not expect to be profitable for the foreseeable future. We expect to continue making significant expenditures to develop and expand our business, including for advertising, customer acquisition, technology infrastructure, storage capacity, product development, and international expansion, in an effort to increase and service our customer base. In 2011, we incurred increased expenses associated with relocating our customer service operations from India to the U.S., which adversely affected our operating results for 2011. In 2012, we expect to continue to incur increased expenses associated with the relocation of one of our data centers to a new facility. We also expect that our quarterly results may fluctuate due to a variety of factors described elsewhere in this Annual Report on Form 10-K, including the timing and amount of our advertising expenditures, which are seasonal, as well as the

timing and amount of expenditures related to the development of technologies and solutions and to defend intellectual property infringement and other claims. In addition, as a public company, we incur significant legal, accounting and other expenses, including increased costs for director and officer liability insurance that we did not incur as a private company. We may also incur increased losses and negative cash flow in the future for a number of reasons, and we may encounter unforeseen expenses, difficulties, complications, delays, and other unknown events. For these reasons, we expect to continue to record net losses for the next several years and we may not be able to achieve or maintain positive cash flow from operations or profitability.

Any significant disruption in our service or loss or misuse of our customers' data could damage our reputation and harm our business and operating results.

Our brand, reputation, and ability to attract, retain, and serve our customers are dependent upon the reliable performance of our service and our customers' ability to readily access their stored files. Our customers rely on our online backup service to store digital copies of their valuable data files, including financial records, business information, photos, and other personally meaningful content. Our data centers are vulnerable to damage or interruption from human error, intentional bad acts, computer viruses or hackers, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, any of which could limit our customers' ability to access their files and could prevent us from being able to continuously back up our customers' files. Prolonged delays or unforeseen difficulties in connection with adding storage capacity or upgrading our network architecture when required may cause our service quality to suffer. A breach of our network security and systems could also cause the loss or public disclosure of, or access by third parties to, our customers' stored files. Any event that significantly disrupts our service or exposes our customers' stored files to misuse could damage our reputation and harm our business and operating results, including reducing our revenue, causing us to issue credits to customers, subjecting us to potential liability, harming our renewal rates, or increasing our cost of acquiring new customers.

The market for online backup solutions is competitive, and if we do not compete effectively, our operating results could be harmed.

We compete with both online backup providers and providers of traditional hardware-based backup systems. The market for online backup solutions is competitive and rapidly changing. We directly compete with Prosoftnet, CrashPlan, Mozy (a division of VMWare), Norton Online Backup (provided by Symantec), McAfee Online Backup, SOS Online Backup, and others. Certain of our features, including our remote access service, also compete with current or potential services offered by Apple, Google, Microsoft, Amazon, and others. Certain of our planned features, including the ability to share data with third parties, also compete with current or potential services offered by DropBox, Mozy, SugarSync, and others. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. Many of our actual and potential competitors benefit from competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, larger marketing budgets, established marketing relationships, access to larger customer bases, major distribution agreements with computer manufacturers, internet service providers and resellers, and greater financial, technical, and other resources. Some of our competitors may make acquisitions or enter into strategic relationships to offer a more comprehensive service than we do. These combinations may make it more difficult for us to compete effectively. We expect these trends to continue as competitors attempt to strengthen or maintain their market positions.

Demand for our online backup solutions is sensitive to price. Many factors, including our advertising, customer acquisition and technology costs, and our current and future competitors' pricing and marketing strategies, can significantly affect our pricing strategies. Certain of our competitors offer, or may in the future offer, lower-priced or free products or services that compete with our solutions. Similarly, certain competitors may use internet-based marketing strategies that enable them to acquire customers at a lower cost than us. There can be no assurance that we will not be forced to engage in price-cutting initiatives, or to increase our advertising

and other expenses to attract and retain customers in response to competitive pressures, either of which could have a material adverse effect on our revenue and operating results.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

We have been in existence since 2005, and our revenue has grown rapidly from $8.2 million in 2008 to $60.5 million in 2011, representing a compound annual growth rate of 95% over that period. We do not expect that this growth rate will continue in future periods and you should not rely on the revenue growth of any prior quarterly or annual periods as an indication of our future performance. In addition, because we recognize revenue from customers over the terms of their subscriptions, a large portion of our revenue for each quarter reflects deferred revenue from subscriptions entered into during previous quarters, and downturns or upturns in subscription sales or renewals may not be reflected in our operating results until later periods. We may not achieve sufficient revenue to achieve or maintain positive cash flow from operations or profitability, and our limited operating history may make it difficult for you to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing expenses as we continue to grow our business. If we do not manage these risks successfully, our business will be harmed. If our future growth fails to meet investor or analyst expectations, it could have a negative effect on our stock price. If our growth rate were to decline significantly or become negative, it could adversely affect our financial condition and operating results.

A decline in demand for our solutions or for online backup solutions in general could cause our revenue to decline.

We derive, and expect to continue to derive, substantially all of our revenue from the sale of our online backup solutions, a relatively new and rapidly changing market. As a result, widespread acceptance and use of online backup solutions is critical to our future growth and success. If the market for online backup solutions fails to grow or grows more slowly than we currently anticipate, demand for our solutions could be negatively affected.

Changes in customer preferences for online backup solutions may have a disproportionately greater impact on us than if we offered multiple products and services. The market for online backup solutions is subject to rapidly changing customer demand and trends in preferences. Some of the potential factors that could affect interest in and demand for online backup solutions include:

- awareness of our brand and the online backup solutions category generally;
- the appeal and reliability of our solutions;
- the price, performance, features, and availability of products and services that compete with ours;
- public concern regarding privacy and data security;
- our ability to maintain high levels of customer satisfaction; and
- the rate of growth in online solutions generally.

In addition, substantially all of our revenue is currently derived from customers in the U.S. Consequently, a decrease of interest in and demand for online backup solutions in the U.S. could have a disproportionately greater impact on us than if our geographic mix of revenue was less concentrated.

If we are unable to attract new customers to our solutions on a cost-effective basis, our revenue and operating results would be adversely affected.

We generate substantially all of our revenue from the sale of subscriptions to our solutions. In order to grow, we must continue to attract a large number of customers on a cost-effective basis, many of whom have not previously used online backup solutions. We use and periodically adjust a diverse mix of advertising and

marketing programs to promote our solutions. Significant increases in the pricing of one or more of our advertising channels would increase our advertising costs or cause us to choose less expensive and perhaps less effective channels. As we add to or change the mix of our advertising and marketing strategies, we may need to expand into channels with significantly higher costs than our current programs, which could adversely affect our operating results. Currently, we rely significantly on advertising endorsements by certain radio personalities. The loss of one or more of these endorsement arrangements or our inability to obtain additional effective endorsements could adversely affect our advertising and customer acquisition efforts and our operating results. We may incur advertising and marketing expenses significantly in advance of the time we anticipate recognizing any revenue generated by such expenses, and we may only at a later date, or never, experience an increase in revenue or brand awareness as a result of such expenditures. We have made in the past, and may make in the future, significant investments to test new advertising, and there can be no assurance that any such investments will lead to the cost-effective acquisition of additional customers. If we are unable to maintain effective advertising programs, our ability to attract new customers could be adversely affected, our advertising and marketing expenses could increase substantially, and our operating results may suffer.

A portion of our potential customers locate our website through search engines, such as Google, Bing, and Yahoo!. Our ability to maintain the number of visitors directed to our website is not entirely within our control. If search engine companies modify their search algorithms in a manner that reduces the prominence of our listing, or if our competitors' search engine optimization efforts are more successful than ours, fewer potential customers may click through to our website. In addition, the cost of purchased listings has increased in the past and may increase in the future. A decrease in website traffic or an increase in search costs could adversely affect our customer acquisition efforts and our operating results.

A significant portion of our customers first try our online backup solutions through free trials. We seek to convert these free trial users to paying customers of our solutions. If our rate of conversion suffers for any reason, our revenue may decline and our business may suffer.

If we are unable to retain our existing customers, our revenue and operating results would be adversely affected.

If our efforts to satisfy our existing customers are not successful, we may not be able to retain them, and as a result, our revenue and ability to grow would be adversely affected. We may not be able to accurately predict future trends in customer renewals. Customers choose not to renew their subscriptions for many reasons, including if customer service issues are not satisfactorily resolved, a desire to reduce discretionary spending, or a perception that they do not use the service sufficiently, the service is a poor value, or that competitive services provide a better value or experience. If our customer retention rate decreases, we may need to increase the rate at which we add new customers in order to maintain and grow our revenue, which may require us to incur significantly higher advertising and marketing expenses than we currently anticipate, or our revenue may decline. A significant decrease in our customer retention rate would therefore have an adverse effect on our business, financial condition, and operating results.

If we are unable to develop additional solutions for mobile devices, or if users of these devices do not widely adopt our solutions, our business could be adversely affected.

The number of people who access the internet through devices other than personal computers, including mobile telephones, personal digital assistants, smartphones, and handheld tablets or computers, has increased dramatically in the past few years and is projected to continue to increase. In addition, people are increasingly using their mobile devices to create and store data and other content that is important to them. We have not launched any version of our service that will back up data stored on these devices. If one or more of our competitors were to launch such a service, or if we were to be unsuccessful in an attempt to launch such a service, our competitive position could be materially harmed. As new devices and new platforms are continually

12

being released, it is difficult to predict the problems we may encounter in developing versions of our solutions for use on these mobile devices, and we may need to devote significant resources to the creation, support, and maintenance of such services, which could adversely affect our operating results.

If we are unable to expand our base of SMB customers, our business could be adversely affected.

In 2010, we introduced the first version of our backup solution targeted toward SMBs, which are generally companies that are too small to have a dedicated in-house IT staff. We are committing substantial resources to the expansion and increased marketing of our SMB offerings. If we are unable to market and sell our solutions to SMBs with competitive pricing and in a cost-effective manner, our ability to grow our revenue and achieve profitability will be harmed. We expect it will be more difficult and expensive to attract and retain SMB customers than consumers, because SMBs:

- may have different or much more complex needs than those of individual consumers, such as archiving, version control, enhanced security requirements and other forms of encryption and authentication, which our solutions may not adequately address;

- frequently cease operations due to the sale or failure of their business; and

- are difficult to reach without using more expensive, targeted sales campaigns.

In addition, SMBs frequently have limited budgets and are more likely to be significantly affected by economic downturns than larger, more established companies. As a result, they may choose to spend funds on items other than our solutions, particularly during difficult economic times. If we are unsuccessful in meeting the needs of potential SMB customers, it could adversely affect our future growth and operating results.

If we are unable to improve market recognition of and loyalty to our brand, or if our reputation were to be harmed, we could lose customers or fail to increase the number of our customers, which could harm our revenue, operating results, and financial condition.

Given our consumer and SMB market focus, maintaining and enhancing the Carbonite brand is critical to our success. We believe that the importance of brand recognition and loyalty will increase in light of increasing competition in our markets. We plan to continue investing substantial resources to promote our brand, both domestically and internationally, but there is no guarantee that our brand development strategies will enhance the recognition of our brand. Some of our existing and potential competitors have well-established brands with greater recognition than we have. If our efforts to promote and maintain our brand are not successful, our operating results and our ability to attract and retain customers may be adversely affected. In addition, even if our brand recognition and loyalty increases, this may not result in increased use of our solutions or higher revenue.

Our offerings, as well as those of our competitors, are regularly reviewed in computer and business publications. Negative reviews, or reviews in which our competitors' products and services are rated more highly than our solutions, could negatively affect our brand and reputation. From time-to-time, our customers express dissatisfaction with our solutions, including, among other things, dissatisfaction with our customer support, our billing policies, our handling of personal data, and the way our solutions operate. If we do not handle customer complaints effectively, our brand and reputation may suffer, we may lose our customers' confidence, and they may choose not to renew their subscriptions. In addition, many of our customers participate in online blogs about computers and internet services, including our solutions, and our success depends in part on our ability to generate positive customer feedback through such online channels where consumers seek and share information. If actions we take or changes we make to our solutions upset these customers, their blogging could negatively affect our brand and reputation. Complaints or negative publicity about our solutions or billing practices could adversely impact our ability to attract and retain customers and our business, financial condition, and operating results.

The termination of our relationship with any major credit card company would have a severe, negative impact on our ability to collect revenue from customers. Increases in credit card processing fees would increase our operating expenses and adversely affect our operating results.

Substantially all of our customers purchase our solutions online with credit cards, and our business depends upon our ability to offer credit card payment options. The termination of our ability to process payments on any major credit card would significantly impair our ability to operate our business and significantly increase our administrative costs related to customer payment processing. If we fail to maintain our compliance with the data protection and documentation standards adopted by the major credit card issuers and applicable to us, these issuers could terminate their agreements with us, and we could lose our ability to offer our customers a credit card payment option. If these issuers increase their credit card processing fees because we experience excessive chargebacks or refunds or for other reasons, it could adversely affect our business and operating results.

Any significant disruption in service on our websites or in our computer systems could damage our reputation and result in a loss of customers, which would harm our business and operating results.

Our brand, reputation, and ability to attract, retain and serve our customers are dependent upon the reliable performance of our websites, network infrastructure and payment systems, and our customers' ability to readily access their stored files. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down our websites' performance and our customers' ability to access their stored files, or made our websites and infrastructure inaccessible, and we may experience interruptions in the future. Interruptions in these systems, whether due to system failures, computer viruses, physical or electronic break-ins, or other factors, could affect the security or availability of our websites and infrastructure and prevent us from being able to continuously back up our customers' data or our customers from accessing their data. In addition, prolonged delays or unforeseen difficulties in connection with adding storage capacity or upgrading our network architecture when required may cause our service quality to suffer. While we believe that there are alternative suppliers who could meet our needs, we currently depend primarily on one provider of disk storage systems for our data centers. Problems with the reliability or security of our systems could harm our reputation. Damage to our reputation and the cost of remedying these problems could negatively affect our business, financial condition, and operating results.

Our systems provide redundancy at the disk level, but do not keep separate, redundant copies of backed up customer files. Instead, we rely on the fact that our customers, in effect, back up our system by maintaining the primary instance of their files. We do not intend to create redundant backup sites for our solutions. As such, a total failure of our systems, or the failure of any of our systems, could result in the loss of or a temporary inability to back up our customers' data and result in our customers being unable to access their stored files. If one of our data centers fails at the same time that our customers' computers fail, we would be unable to provide backed up copies of their data. If this were to occur, our reputation could be compromised and we could be subject to liability to the customers that were affected.

Our data centers are vulnerable to damage or interruption from human error, intentional bad acts, pandemics, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events. As all of our data facilities are located in a single metropolitan area, we may be more susceptible to the risk that a single event could significantly harm the operations of these facilities. The occurrence of a natural disaster, power failure or an act of terrorism, vandalism or other misconduct, a decision to close the facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions in our services. The occurrence of any of the foregoing events could damage our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, that may result from interruptions in our service as a result of system failures.

14

We depend on data centers operated by third parties and any disruption in the operation of these facilities could adversely affect our business.

We host our services and serve all of our customers from our network servers, which are located in data center facilities operated by third parties. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. Our data center leases expire at various times between August 2013 and January 2016, and a separate data center hosting arrangement is cancellable by us upon 120 days notice. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transfer our servers to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so. During the first half of 2012, we intend to relocate our equipment and operations from our Boston, Massachusetts data center to one of our other data centers and to discontinue the use of our Boston, Massachusetts data center. We will incur moving and other costs in connection with this transition. Any operational difficulties or disruptions we experience in connection with this transition could adversely affect our reputation and operating results.

Problems faced by our third-party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third-party data centers operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data centers operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our services could harm our reputation and may damage our customers' stored files. Interruptions in our services might reduce our revenue, cause us to issue refunds to customers, subject us to potential liability, or harm our renewal rates.

If the security of our customers' confidential information stored in our systems is breached or their stored files are otherwise subjected to unauthorized access, our reputation and business may be harmed, and we may be exposed to liability.

Our customers rely on our online system to store digital copies of their files, including financial records, business information, photos, and other personally meaningful content. We also store credit card information and other personal information about our customers. A breach of our network security and systems or other events that cause the loss or public disclosure of, or access by third parties to, our customers' stored files could have serious negative consequences for our business, including possible fines, penalties and damages, reduced demand for our solutions, an unwillingness of customers to provide us with their credit card or payment information, an unwillingness of our customers to use our solutions, harm to our reputation and brand, loss of our ability to accept and process customer credit card orders, and time-consuming and expensive litigation. Third parties may be able to circumvent our security by deploying viruses, worms, and other malicious software programs that are designed to attack or attempt to infiltrate our systems and networks and we may not immediately discover these attacks or attempted infiltrations. Further, outside parties may attempt to fraudulently induce our employees, consultants, or affiliates to disclose sensitive information in order to gain access to our information or our customers' information. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often are not recognized until launched against a target, and may originate from less regulated or remote areas around the world. As a result, we may be unable to proactively address these techniques or to implement adequate preventative or reactionary measures. In addition, employee or consultant error, malfeasance, or other errors in the storage, use, or transmission of personal information could result in a breach of customer or employee privacy. We maintain insurance coverage to mitigate the potential financial impact of these risks; however, our insurance may not cover all such events or may be insufficient to compensate

us for the potentially significant losses, including the potential damage to the future growth of our business, that may result from the breach of customer or employee privacy.

Many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether successful or not, would harm our reputation and could cause the loss of customers. Similarly, if a well-publicized breach of data security at any other online backup service provider or other major consumer website were to occur, there could be a general public loss of confidence in the use of the internet for online backup services or commercial transactions generally. Any of these events could have material adverse effects on our business, financial condition, and operating results.

We process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and our actual or perceived failure to comply with such obligations could harm our business.

We receive, store, and process personal information and other customer data. There are numerous federal, state, local, and foreign laws regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other customer data, the scope of which are changing, subject to differing interpretations, and may be inconsistent among countries or conflict with other rules. We generally seek to comply with industry standards and are subject to the terms of our privacy policies and privacy-related obligations to third parties. We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection to the extent possible. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to customers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, may result in governmental enforcement actions, litigation, or public statements against us by consumer advocacy groups or others and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Our customers may also accidentally disclose their passwords or store them on a mobile device which is lost or stolen, creating the perception that our systems are not secure against third party access. Additionally, if third parties we work with, such as vendors or developers, violate applicable laws or our policies, such violations may also put our customers' information at risk and could in turn have an adverse effect on our business. Any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of our customers' data, or regarding the manner in which the express or implied consent of customers for the use and disclosure of such data is obtained, could require us to modify our services and features, possibly in a material manner, and may limit our ability to develop new services and features that make use of the data that our customers voluntarily share with us.

We may not be able to respond to rapid technological changes with new solutions, which could have a material adverse effect on our operating results.

The online backup market is characterized by rapid technological change and frequent new product and service introductions. Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to enhance and improve our existing solutions, introduce new features and products and sell into new markets. Customers may require features and capabilities that our current solutions do not have. Our failure to develop solutions that satisfy customer preferences in a timely and cost-effective manner may harm our ability to renew our subscriptions with existing customers and create or increase demand for our solutions, and may adversely impact our operating results.

The introduction of new services by competitors or the development of entirely new technologies to replace existing offerings could make our solutions obsolete or adversely affect our business and operating results. In

16

addition, any new markets or countries into which we attempt to sell our solutions may not be receptive. We may experience difficulties with software development, design, or marketing that could delay or prevent our development, introduction, or implementation of new solutions and enhancements. We have in the past experienced delays in the planned release dates of new features and upgrades, and have discovered defects in new solutions after their introduction. There can be no assurance that new solutions or upgrades will be released according to schedule, or that when released they will not contain defects. Either of these situations could result in adverse publicity, loss of revenue, delay in market acceptance, or claims by customers brought against us, all of which could have a material adverse effect on our reputation, business, operating results, and financial condition. Moreover, upgrades and enhancements to our solutions may require substantial investment and we have no assurance that such investments will be successful. If customers do not widely adopt enhancements to our solutions, we may not be able to realize a return on our investment. If we are unable to develop, license, or acquire enhancements to our existing solutions on a timely and cost-effective basis, or if such enhancements do not achieve market acceptance, our business, operating results, and financial condition may be adversely affected.

Our quarterly operating results have fluctuated in the past and may continue to do so in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline.

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. The following factors, among others, could cause fluctuations in our quarterly operating results or guidance:

- our ability to attract new customers and retain existing customers;

- our ability to accurately forecast revenue and appropriately plan our expenses;

- our ability to introduce new solutions;

- the actions of our competitors, including pricing changes or the introduction of new products;

- our ability to effectively manage our growth;

- the mix of annual and multi-year subscriptions at any given time;

- seasonal variations or other cyclicality in the demand for our solutions, including the purchasing and budgeting cycles of our SMB customers;

- the timing and cost of advertising and marketing efforts;

- the timing and cost of developing or acquiring technologies, services, or businesses;

- the timing, operating cost, and capital expenditures related to the operation, maintenance, and expansion of our business;

- service outages or security breaches and any related impact on our reputation;

- our ability to successfully manage any future acquisitions of businesses, solutions, or technologies;

- the impact of worldwide economic, industry, and market conditions and those conditions specific to internet usage and online businesses;

- costs associated with defending intellectual property infringement and other claims; and

- changes in government regulation affecting our business.

We believe that our quarterly revenue and operating results may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

17

Seasonal variations in our business may also cause fluctuations in our financial results. For example, we generally spend more on advertising during the first and third quarters of each year to capitalize on lower advertising rates in these periods and increased sales of devices that create or store data during post-holiday and back to school periods and our bookings tend to be higher in these periods. While we believe that these seasonal trends have affected and will continue to affect our quarterly results, our trajectory of rapid growth may have overshadowed these effects to date. We believe that our business may become more seasonal in the future as our growth rate slows, and that such seasonal variations in advertising expenditures and customer purchasing patterns may result in fluctuations in our financial results.

Growth may place significant demands on our management and our infrastructure.

We have experienced substantial growth in our business. This growth has placed and may continue to place significant demands on our management and our operational and financial infrastructure. As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure to attract, service, and retain an increasing number of customers. The expansion of our systems and infrastructure will require us to commit substantial financial, operational, and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Any such additional capital investments will increase our cost base. Continued growth could also strain our ability to maintain reliable service levels for our customers, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, and recruit, train, and retain highly skilled personnel. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, operating results, and financial condition could be harmed.

We may expand by acquiring or investing in other companies, which may divert our management's attention, result in additional dilution to our stockholders, and consume resources that are necessary to sustain our business.

We may in the future acquire complementary products, services, technologies, or businesses. For example, in June 2011, we acquired substantially all of the assets of Phanfare, Inc., a privately-held provider of photo sharing services, for approximately $2 million in cash and the assumption of certain liabilities. We also may enter into relationships with other businesses to expand our portfolio of solutions or our ability to provide our solutions in foreign jurisdictions, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing, or investments in other companies. We do not have experience with integrating and managing acquired businesses or assets. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to conditions or approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment, or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the company's software is not easily adapted to be compatible with ours, or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Acquisitions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire. For one or more of those transactions, we may:

- issue additional equity securities that would dilute our stockholders;

- use cash that we may need in the future to operate our business;

- incur debt on terms unfavorable to us or that we are unable to repay or that may place burdensome restrictions on our operations;

- incur large charges or substantial liabilities; or

- become subject to adverse tax consequences, or substantial depreciation, deferred compensation or other acquisition-related accounting charges.

Any of these risks could harm our business and operating results.

The loss of one or more of our key personnel, or our failure to attract, integrate, and retain other highly qualified personnel, could harm our business.

We depend on the continued service and performance of our key personnel, including David Friend, our President and Chief Executive Officer, and Jeffry Flowers, our Chief Architect. We do not have long-term employment agreements with any of our officers or key employees. In addition, many of our key technologies and systems are custom-made for our business by our personnel. The loss of key personnel, including key members of our management team, as well as certain of our key marketing, sales, product development, or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business. In addition, several of our key personnel have only recently been employed by us, and we are still in the process of integrating these personnel into our operations. Our failure to successfully integrate these key employees into our business could adversely affect our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these employees is intense, and we may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. New hires require significant training and, in most cases, take significant time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in the internet and high-technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. In addition, employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly above the market price of our common stock. If we fail to attract new personnel, or fail to retain and motivate our current personnel, our business and growth prospects could be severely harmed.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.

We believe that our corporate culture has been a key contributor to our success. If we do not continue to develop our corporate culture as we grow and evolve, including maintaining our culture of transparency with our employees, it could harm our ability to foster the innovation, creativity, and teamwork we believe that we need to support our growth. As our organization grows and we are required to implement more complex organizational structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture, which could negatively impact our future success. In addition, our recently completed initial public offering could create disparities of wealth among our employees, which could adversely impact relations among employees and our corporate culture in general.

Our operating results may be harmed if we are required to collect sales or other related taxes for our subscription services in jurisdictions where we have not historically done so.

We do not believe that we are required to collect sales, use, or other similar taxes from our customers. However, one or more states or countries may seek to impose sales, use, or other tax collection obligations on us,

including for past sales by us or our resellers and other partners. A successful assertion by a state, country, or other jurisdiction that we should have or should be collecting sales, use, or other taxes on our services could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage customers from purchasing our services, or otherwise harm our business and operating results.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2011, we had federal, state, and foreign net operating loss carryforwards, or NOLs, of $89.0 million, $83.9 million and $1.0 million, respectively, available to offset future taxable income, which expire in various years through 2032 if not utilized. A lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire. Under the provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, substantial changes in our ownership may limit the amount of pre-change NOLs that can be utilized annually in the future to offset taxable income. Section 382 of the Internal Revenue Code, or Section 382, imposes limitations on a company's ability to use NOLs if a company experiences a more-than-50-percent ownership change over a three-year testing period. We performed an analysis of our changes in ownership through December 31, 2011 and have adjusted our NOLs as of that date to reflect the usage limitations, calculated in accordance with Section 382, resulting from such changes in ownership. If additional changes in our ownership occur in the future, our ability to use NOLs may be further limited. For these reasons, we may not be able to utilize a material portion of the NOLs, even if we achieve profitability. If we are limited in our ability to use our NOLs in future years in which we have taxable income, we will pay more taxes than if we were able to fully utilize our NOLs. This could adversely affect our operating results and the market price of our common stock.

Any expenses or liability resulting from litigation could adversely affect our operating results and financial condition.

From time to time, we may be subject to claims or litigation, including intellectual property litigation as described elsewhere in this Annual Report on Form 10-K. Any such claims or litigation may be time-consuming and costly, divert management resources, require us to change our services, require us to refund subscription fees, or have other adverse effects on our business. Any of the foregoing could have a material adverse effect on our operating results and could require us to pay significant monetary damages. In addition, we receive and must respond on a periodic basis to subpoenas from law enforcement agencies seeking copies of a customer's data stored on our servers in connection with criminal investigations. While we have in place a procedure to respond to such subpoenas, any failure on our part to properly respond to such subpoena requests could expose us to litigation or other proceedings and adversely affect our business, financial condition, and operating results.

Our success depends on our customers' continued high-speed access to the internet and the continued reliability of the internet infrastructure.

Our business depends on our customers' high-speed access to the internet, as well as the continued maintenance and development of the internet infrastructure. The future delivery of our solutions will depend on third party internet service providers to expand high-speed internet access, to maintain a reliable network with the necessary speed, data capacity and security, and to develop complementary products and services, including high-speed modems, for providing reliable and timely internet access and services. All of these factors are out of our control. To the extent that the internet continues to experience an increased number of users, frequency of use, or bandwidth requirements, the internet may become congested and be unable to support the demands placed on it, and its performance or reliability may decline. Any internet outages or delays could adversely affect our ability to provide services to our customers.

Our business may be significantly impacted by a change in the economy, including any resulting effect on consumer spending.

Our business may be affected by changes in the economy generally, including any resulting effect on consumer spending. Our services are discretionary purchases, and our customers may reduce their discretionary spending on our services during an economic downturn. Although we have not yet experienced a material reduction in subscription renewals, we may experience such a reduction in the future, especially in the event of a prolonged recessionary period. Conversely, media prices may increase in a period of economic growth, which could significantly increase our marketing and advertising expenses. As a result, our business, financial condition, and operating results may be significantly affected by changes in the economy generally.

We face many risks associated with our plans to expand internationally, which could harm our business, financial condition, and operating results.

We anticipate that our efforts to expand internationally will entail the marketing and advertising of our services and brand and the development of localized websites. We do not have substantial experience in selling our solutions in international markets or in conforming to the local cultures, standards, or policies necessary to successfully compete in those markets, and we must invest significant resources in order to do so. We may not succeed in these efforts or achieve our customer acquisition or other goals. For some international markets, customer preferences and buying behaviors may be different, and we may use business or pricing models that are different from our traditional subscription model to provide online backup and related services to customers. Our revenue from new foreign markets may not exceed the costs of establishing, marketing, and maintaining our international offerings, and therefore may not be profitable on a sustained basis, if at all.

In addition, conducting international operations subjects us to new risks that we have not generally faced in the U.S. These risks include:

- localization of our solutions, including translation into foreign languages and adaptation for local practices and regulatory requirements;

- lack of experience in other geographic markets;

- strong local competitors;

- cost and burden of complying with, lack of familiarity with, and unexpected changes in foreign legal and regulatory requirements, including consumer and data privacy laws;

- difficulties in managing and staffing international operations;

- fluctuations in currency exchange rates or restrictions on foreign currency;

- potentially adverse tax consequences, including the complexities of transfer pricing, foreign value added or other tax systems, double taxation and restrictions and/or taxes on the repatriation of earnings;

- dependence on third parties, including channel partners with whom we do not have extensive experience;

- compliance with the Foreign Corrupt Practices Act, economic sanction laws and regulations, export controls, and other U.S. laws and regulations regarding international business operations;

- increased financial accounting and reporting burdens and complexities;

- political, social, and economic instability abroad, terrorist attacks, and security concerns in general; and

- reduced or varied protection for intellectual property rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Our software contains encryption technologies, certain types of which are subject to U.S. and foreign export control regulations and, in some foreign countries, restrictions on importation and/or use. Any failure on our part to comply with encryption or other applicable export control requirements could result in financial penalties or other sanctions under the U.S. export regulations, including restrictions on future export activities, which could harm our business and operating results. Regulatory restrictions could impair our access to technologies that we seek for improving our solutions and may also limit or reduce the demand for our solutions outside of the U.S.

We may not be able to maintain control of our business in China.

The government of the People's Republic of China, or PRC, restricts foreign investment in internet and online advertising businesses. Accordingly, we operate our online backup business in China through an affiliated entity in China owned by an individual designated by us who is a PRC citizen. We have entered into contractual arrangements with our affiliated entity and its individual stockholder that are intended to protect our technologies and business. We have loaned funds to the designated individual in order to enable the individual to form the affiliated entity and obtain any necessary licenses, including an Internet Content Provider (ICP) license, which was recently granted by the PRC government, and we expect to continue to loan funds to the designated individual in the future. All loans are, and will continue to be, secured by the capital stock of the affiliated entity and the designated individual stockholder has granted us the contractual right to exercise his rights as the sole stockholder of the affiliated entity.

We cannot assure you, however, that we will be able to enforce these contracts. We have no equity ownership interest in the affiliated entity and we rely on contractual arrangements with the entity and the designated individual stockholder to control and operate the entity. These contractual arrangements may not be as effective in providing control over the affiliated entity as direct ownership. For example, the entity could fail to take actions required for, or beneficial to, our business or fail to maintain our websites despite its contractual obligations to do so. In addition, we cannot assure you that the individual shareholder of the affiliated entity will always act in our best interests. If the individual stockholder of our affiliated entity fails to perform his obligations under the respective agreements with us, we may need to engage in litigation in China to enforce our rights, which may be time-consuming and costly, divert management resources, or have other adverse effects on our business, and we may not be successful in enforcing our rights.

Enforcing agreements and laws in China is difficult and may be impossible because China does not have a comprehensive system of laws.

In China, enforcement of contractual agreements may be sporadic, and implementation and interpretation of laws may be inconsistent. The PRC judiciary is relatively inexperienced in interpreting agreements and enforcing China's laws, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of such law, or to obtain enforcement of a judgment or an arbitration award by a court of another jurisdiction. The PRC government has exercised and continues to exercise substantial control over virtually every aspect of the Chinese economy through regulation and state ownership. Many of the current reforms that support private business in China are of recent origin or are provisional in nature. Other political, economic and social factors, such as political changes, changes in the rates of economic, growth, unemployment, or inflation, or in the disparities of per capita wealth among citizens of China and between regions within China, could also lead to further readjustment of the PRC government's reform measures. It is not possible to predict whether the PRC government will continue to be as supportive of private business in China, nor is it possible to predict how any future reforms will affect our business.

Specifically, the laws and regulations governing our business or the enforcement and performance of our proposed contractual arrangements with our affiliated Chinese entity and the designated individual stockholder are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect our business may also be applied retroactively. We

cannot assure you that the PRC government would agree that the operating arrangements of our affiliated Chinese entity comply with PRC licensing, registration, or other regulatory requirements, with existing policies, or with requirements or policies that may be adopted in the future. For example, in September 2011, the PRC Ministry of Commerce stated that the relevant departments of the PRC government are jointly considering additional regulation of the type of investment structure that we use, which is based on the approach used by other non-PRC companies with respect to their conduct of businesses that require an ICP license. If the PRC government determines that we do not comply with applicable law, it could revoke our business and operating licenses and those of our affiliated Chinese entity, including our affiliated entity's ICP license, require us to restructure our operations, require us to discontinue or restrict our operations, restrict our right to collect revenue, block our websites, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business.

In addition, because of the particular weakness of the Chinese intellectual property regime, it is often difficult to create and enforce intellectual property rights in China. Accordingly, we may not be able to effectively protect our intellectual property rights in China against infringement by other business entities, individuals, and current or former employees.

Risks Related to Intellectual Property

Assertions by a third party that our solutions infringe its intellectual property, whether or not correct, could subject us to costly and time-consuming litigation or expensive licenses. We are currently a defendant in a lawsuit alleging patent infringement.

There is frequent litigation in the software and technology industries based on allegations of infringement or other violations of intellectual property rights. Many companies are devoting significant resources to obtaining patents that could affect many aspects of our business. Third parties may claim that our technologies or solutions infringe or otherwise violate their patents or other intellectual property rights. As we face increasing competition and become increasingly visible as a publicly-traded company, or if we become more successful, the possibility of new third party claims may increase.

We have licensed proprietary technologies from third parties that we use in our technologies and business, and we cannot be certain that the owners' rights in their technologies will not be challenged, invalidated, or circumvented. If we are forced to defend ourselves against intellectual property infringement claims, whether they have merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, limitations on our ability to use our current websites and technologies, and an inability to market or provide our solutions. As a result of any such claim, we may have to develop or acquire non-infringing technologies pay damages, enter into royalty or licensing agreements, cease providing certain services, adjust our marketing and advertising activities, or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us or at all.

Furthermore, we may acquire proprietary technologies from third parties and may incorporate such technologies in our solutions. In addition to the general risks described above associated with intellectual property and other proprietary rights, we are subject to the additional risk that the seller of such technologies may not have appropriately created, maintained, or enforced such rights in such technology.

In August 2010 Oasis Research, LLC, or Oasis Research, filed a lawsuit against us and several of our competitors and other online technology companies in the U.S. District Court for the Eastern District of Texas, alleging that our online backup storage services and other companies' products or services infringe certain of Oasis Research's patents. Oasis Research seeks an award for damages in an unspecified amount. Oasis Research does not currently seek an injunction. We expect that a trial date will be set for late 2012 or early 2013. We are not able to assess with certainty the outcome of this litigation or the amount or range of potential damages or future payments associated with this litigation at this time. However, any litigation is subject to inherent uncertainties, and there can be no assurance that the expenses associated with defending this lawsuit or its resolution will not have a material adverse impact on our business, operations, financial condition, or cash flows.

Our success depends in large part on our ability to protect and enforce our intellectual property rights. If we are not able to adequately protect our intellectual property and proprietary technologies to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

Our future success and competitive position depend in large part on our ability to protect our intellectual property and proprietary technologies. We rely on a combination of trademark, patent, copyright, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection and may not now or in the future provide us with a competitive advantage. CARBONITE and the Carbonite logo are registered trademarks in the U.S. and in over 30 other countries, including countries in the European Union. We have also filed trademark applications for additional marks in the U.S. and other countries, including "Back it up. Get it Back", "Because Your Life is On Your Computer", the Carbonite Green Dot logo and Chinese character representations for Carbonite. We cannot assure you that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights. We have one issued patent, 12 patent applications pending, and we are in the process of filing additional patent applications. We cannot assure you that any patents will issue from any such patent applications, that patents that issue from such applications will give us the protection that we seek, or that any such patents will not be challenged, invalidated, or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers.

There can be no assurance that the steps we take will be adequate to protect our technologies and intellectual property, that our trademark and patent applications will lead to registered trademarks or issued patents, that others will not develop or patent similar or superior technologies, products, or services, or that our trademarks, patents, and other intellectual property will not be challenged, invalidated, or circumvented by others. Furthermore, effective trademark, patent, copyright, and trade secret protection may not be available in every country in which our services are available or where we have employees or independent contractors. In addition, the legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in internet-related industries are uncertain and still evolving.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive and time consuming and could materially harm our business.

The steps we have taken and will take to protect our intellectual property may not prevent unauthorized use, reverse engineering, or misappropriation of our technologies and we may not be able to detect any of the foregoing. Others may independently develop technologies that are competitive to ours or infringe our intellectual property. To counter infringement or unauthorized use, we may be required to file patent infringement claims, which can be expensive and time-consuming to litigate. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop others from using the technology at issue on the grounds that our patent(s) do not cover such technology. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not being issued. If our efforts to protect our technologies and intellectual property are inadequate, the value of our brand and other intangible assets may be diminished and competitors may be able to mimic our solutions and methods of operations. Any of these events could have a material adverse effect on our business, financial condition, and operating results.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure. In addition, during the course of any such litigation, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and proprietary information. Failure to protect our proprietary information could make it easier for third parties to compete with our solutions and harm our business.

We have devoted substantial resources to the development of our proprietary technologies and related processes. In order to protect our proprietary technologies and processes, we rely in part on trade secret laws and confidentiality agreements with our employees, licensees, independent contractors, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Further, laws in certain jurisdictions may afford little or no trade secret protection, and any changes in, or unexpected interpretations of, the intellectual property laws in any country in which we operate may compromise our ability to enforce our intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure or inability to obtain or maintain trade secret protection or otherwise protect our proprietary rights could adversely affect our business.

Our use of "open source" software could negatively affect our ability to sell our solutions and subject us to possible litigation.

A portion of the technologies licensed by us to our customers incorporates so-called "open source" software, and we may incorporate open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make publicly available source code for modifications or derivative works we create based upon, incorporating, or using the open source software, and/or that we license such modifications or derivative works under the terms of the particular open source license. Additionally, if a third party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose any of our source code that incorporates or is a modification of such licensed software. If an author or other third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software, and required to comply with the foregoing conditions. Any of the foregoing could disrupt the distribution and sale of our solutions and harm our business.

We rely on third party software, including server software and licenses from third parties to use patented intellectual property, that is required to develop and provide our solutions.

We rely on software licensed from third parties to develop and offer our solutions, including server software from Microsoft and other patented third-party technologies. In addition, we may need to obtain future licenses from third parties to use intellectual property associated with the development of our solutions, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any software required for the development and maintenance of our solutions could result in delays in the provision of our solutions until equivalent technology is either developed by us, or, if available from others, is identified, obtained, and integrated, which could harm our business. Any errors or defects in third party software could result in errors or a failure of our solutions, which could harm our business.

If we are unable to protect our domain names, our reputation, brand, customer base, and revenue, as well as our business and operating results, could be adversely affected.

We have registered domain names for websites, or URLs, that we use in our business, such as www.carbonite.com. If we are unable to maintain our rights in these domain names, our competitors or other third parties could capitalize on our brand recognition by using these domain names for their own benefit. In

addition, although we own the Carbonite domain name under various global top level domains such as .com and .net, as well as under various country-specific domains, we might not be able to, or may choose not to, acquire or maintain other country-specific versions of the Carbonite domain name or other potentially similar URLs. Domain names similar to ours have already been registered in the U.S. and elsewhere, and our competitors or other third parties could capitalize on our brand recognition by using domain names similar to ours. The regulation of domain names in the U.S. and elsewhere is generally conducted by internet regulatory bodies and is subject to change. If we lose the ability to use a domain name in a particular country, we may be forced to either incur significant additional expenses to market our solutions within that country, including the development of a new brand and the creation of new promotional materials, or elect not to sell our solutions in that country. Either result could substantially harm our business and operating results. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the name Carbonite in all of the countries in which we currently conduct or intend to conduct business. Further, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights varies among jurisdictions and is unclear in some jurisdictions. We may be unable to prevent third parties from acquiring and using domain names that infringe, are similar to, or otherwise decrease the value of, our brand or our trademarks. Protecting and enforcing our rights in our domain names and determining the rights of others may require litigation, which could result in substantial costs, divert management attention, and not be decided favorably to us.

Material defects or errors in our software could harm our reputation, result in significant costs to us, and impair our ability to sell our solutions.

The software applications underlying our solutions are inherently complex and may contain material defects or errors, particularly when first introduced or when new versions or enhancements are released. We have from time to time found defects or errors in our solutions, and new defects or errors in our existing solutions may be detected in the future by us or our customers. The costs incurred in correcting such defects or errors may be substantial and could harm our operating results. In addition, we rely on hardware purchased or leased and software licensed from third parties to offer our solutions. Any defects in, or unavailability of, our or third party software or hardware that cause interruptions to the availability of our solutions could, among other things:

- cause a reduction in revenue or delay in market acceptance of our solutions;

- require us to issue refunds to our customers or expose us to claims for damages;

- cause us to lose existing customers and make it more difficult to attract new customers;

- divert our development resources or require us to make extensive changes to our solutions or software, which would increase our expenses;

- increase our technical support costs; and

- harm our reputation and brand.

Risks Related to Ownership of our Common Stock

Our stock price may be volatile due to fluctuations in our operating results and other factors, each of which could cause our stock price to decline.

Shares of our common stock were sold in our initial public offering in August 2011 at a price of $10.00 per shares, and our common stock has subsequently traded as high as $21.10 and as low as $8.21. An active, liquid, and orderly market for our common stock may not be developed or sustained, which could depress the trading price of our common stock. The market price for shares of our common stock could be subject to

26

significant fluctuations in response to various factors, some of which are beyond our control. Some of the factors that may cause the market price for shares of our common stock to fluctuate include:

- fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

- actual or anticipated fluctuations in our key operating metrics, financial condition, and operating results;

- loss of existing customers or inability to attract new customers;

- actual or anticipated changes in our growth rate;

- announcements of technological innovations or new offerings by us or our competitors;

- our announcement of actual results for a fiscal period that are lower than projected or expected or our announcement of revenue or earnings guidance that is lower than expected;

- changes in estimates of our financial results or recommendations by securities analysts;

- failure of any of our solutions to achieve or maintain market acceptance;

- changes in market valuations of similar companies;

- success of competitive products or services;

- changes in our capital structure, such as future issuances of securities or the incurrence of debt;

- announcements by us or our competitors of significant products or services, contracts, acquisitions, or strategic alliances;

- regulatory developments in the U.S. or foreign countries;

- actual or threatened litigation involving us or our industry;

- additions or departures of key personnel;

- general perception of the future of the online backup market or our solutions;

- share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

- sales of our shares of common stock by us or our stockholders; and

- changes in general economic, industry, and market conditions.

In addition, the stock market in general, and the market for internet-related companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. This litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources, and harm our business, operating results, and financial condition. In addition, recent fluctuations in the financial and capital markets have resulted in volatility in securities prices.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business, and investors' views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. As part of our process of documenting and testing our internal control over financial reporting, we may identify areas for further attention and improvement. Implementing any appropriate changes to

27

our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our solutions to new and existing customers.

Our failure to raise additional capital or generate the cash flows necessary to expand our operations and invest in our business could reduce our ability to compete successfully.

Although we currently anticipate that our available funds, including the net proceeds of our initial public offering and our available bank line of credit, will be sufficient to meet our cash needs for at least the next 12 months, we may require additional financing in the future. Our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. If we need to raise additional funds, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

- develop or enhance our solutions;
- continue to expand our development, sales, and marketing organizations;
- acquire complementary technologies, products, or businesses;
- expand our operations in the U.S. or internationally;
- hire, train, and retain employees;
- respond to competitive pressures or unanticipated working capital requirements; or
- continue our operations.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock. In connection with the expiration on February 26, 2012 of lock-up agreements entered into with the underwriters of our initial public offering, approximately 17.9 million shares of our common stock became eligible from sale by stockholders, subject to applicable volume and other limitations under federal securities laws. In August 2011, we filed a Form S-8 under the Securities Act registering 5,177,658 shares of our common stock for issuance under our equity incentive plans. These shares may be sold in the public market upon issuance, subject to the terms of contractual restrictions. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

We also may issue shares of our common stock or securities convertible into our common stock from time to time in connection with financing, acquisition, investment, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.

Our directors, executive officers, and principal stockholders have substantial control over us and could delay or prevent a change in corporate control.

Our directors, executive officers, and holders of more than 5% of our common stock, together with their affiliates, hold a majority of our outstanding shares of common stock and have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger,

28

consolidation, or sale of all or substantially all of our assets. In addition, these stockholders, acting together, may have the ability to control or influence the management and affairs of our company. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a change in control of our company.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If any of the analysts who cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who covers us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will continue to have broad discretion over the use of the proceeds we received in our initial public offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will continue to have broad discretion to use our net proceeds from our initial public offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply these proceeds in ways that increase the value of your investment. We intend to use the net proceeds to us from the initial public offering primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds to acquire, invest in, or obtain rights to complementary technologies, solutions, or businesses. Until we use the net proceeds to us from the initial public offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from the initial public offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth and continuing operations. In addition, the provisions of our revolving credit facility prohibit us from paying cash dividends. Therefore, you are not likely to receive any dividends on your shares of common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. Our common stock may not appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

- a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

- the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

- the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

- limiting the liability of, and providing indemnification to, our directors and officers;

- controlling the procedures for the conduct and scheduling of stockholder meetings;

- providing the board of directors with the express power to postpone previously scheduled annual meetings of stockholders and to cancel previously scheduled special meetings of stockholders;

- providing that directors may be removed prior to the expiration of their terms by stockholders only for cause; and

- advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of us.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal executive offices are located in Boston, Massachusetts, in a 39,775 square-foot facility, under a lease expiring on December 31, 2016. We also have a 22,592 square foot customer support facility in Lewiston, Maine under a lease expiring on June 1, 2016 as well as a small office in Princeton, New Jersey and a small development office in Beijing, China.

Our data centers are located at three facilities in Massachusetts and one facility in Arizona. Our data center leases expire at various times between August 2013 and January 2016, and a separate data hosting arrangement is cancellable by us upon 120 days notice.

ITEM 3. LEGAL PROCEEDINGS

In August 2010, Oasis Research, LLC, or Oasis Research, filed a lawsuit against us and several of our competitors and other online technology companies in the U.S. District Court for the Eastern District of Texas, alleging that our online backup storage services, and the other companies' products or services, infringe certain of Oasis Research's patents. Oasis Research seeks an award for damages in an unspecified amount. Oasis Research does not currently seek an injunction. We expect that a trial date will be set for late 2012 or early 2013. We are not able to assess with certainty the outcome of this litigation or the amount or range of potential damages or future payments associated with this litigation at this time. However, any litigation is subject to inherent uncertainties, and there can be no assurance that the expenses associated with defending this lawsuit or its resolution will not have a material adverse impact on our business, operations, financial condition, or cash flows.

In addition to the Oasis lawsuit, from time to time, we have been and may become involved in legal proceedings arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we are not presently involved in any other legal proceeding in which the outcome, if determined adversely to us, would be expected to have a material adverse effect on our business, operating results, or financial condition. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

ITEM 4. Mine Safety Disclosures

Not Applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has been traded on The NASDAQ Global Market under the symbol "CARB" since our initial public offering on August 11, 2011. Prior to this time, there was no public market for our common stock. The following table shows the high and low sale prices per share of our common stock as reported on The NASDAQ Global Market for the periods indicated:

	High	Low
Third Quarter 2011 (beginning August 11, 2011)	$21.10	$10.80
Fourth Quarter 2011	$14.65	$10.62

On March 1, 2012, the closing price as reported on The NASDAQ Global Market, of our common stock was $9.52 per share. As of March 1, 2012, we had approximately 101 holders of record of our common stock. This does not include the number of persons whose stock is held in nominee or "street" name accounts through brokers.

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our common stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Our equity plan information required by this item is incorporated by reference to the information in Part III, Item 12 of this Annual Report on Form 10-K.

Performance Graph

The following performance graph compares the cumulative total return to holders of our common stock for the period from August 11, 2011, the date our common stock commenced trading on The NASDAQ Global Market, through December 31, 2011, against the cumulative total return of The NASDAQ Composite Index and The NASDAQ-100 Technology Sector Index.

The comparison assumes that $100.00 was invested in our common stock, The NASDAQ Composite Index and The NASDAQ-100 Technology Sector Index, and assumes reinvestment of dividends, if any. The graph assumes the initial value of our common stock on August 11, 2011 was the closing sale price on that day of $12.35 per share and not the initial offering price to the public of $10.00 per share. The performance shown on the graph below is based on historical results and is not intended to suggest future performance.

COMPARISON OF FIVE MONTH CUMULATIVE TOTAL RETURN
AMONG CARBONITE, INC., THE NASDAQ COMPOSITE INDEX
AND THE NASDAQ-100 TECHNOLOGY SECTOR INDEX

	8/11/2011	8/31/2011	9/30/2011	10/31/2011	11/30/2011	12/31/2011
Carbonite	$100.00	$119.92	$97.49	$102.19	$ 98.14	$ 89.88
NASDAQ Composite	$100.00	$103.48	$96.90	$107.69	$105.12	$104.51
NASDAQ-100 Technology Sector Index	$100.00	$102.17	$96.49	$111.71	$109.60	$107.15



This performance graph shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Carbonite, Inc. under the Securities Act of 1933, as amended.

Recent Sales of Unregistered Securities

During the period between January 1, 2011 and August 17, 2011 (the date of the filing of our registration statement on Form S-8, File No. 333-176373), we issued options to purchase 399,850 shares of our common stock at a weighted average exercise price of $10.90 per share. During this same period, we issued an aggregate of 691,759 shares of common stock that were not registered under the Securities Act to our directors, officers, employees, and consultants pursuant to exercise of stock options for cash consideration with aggregate exercise proceeds of $0.8 million. These issuances were undertaken in reliance upon the exemption from registration requirements of Rule 701 of the Securities Act. The recipients of these shares of commons stock represented their intentions to acquire the shares for investment only and not with a view to or for sale in connection with any distribution, and appropriate legends were affixed to the share book entry records issued in these transactions. All recipients had adequate access, through their relationship with us, to information about us.

Use of Proceeds

On August 10, 2011, our registration statement on Form S-1 (File No. 333-174139) was declared effective for our initial public offering. On August 16, 2011, we closed our initial public offering of 7,187,500 shares of common stock at an offering price of $10.00 per share, of which 6,303,973 shares were sold by us, including 937,500 shares pursuant to the underwriters' option to purchase additional shares, and 883,527 shares were sold by selling stockholders. The underwriters of the offering were Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, William Blair & Company, L.L.C., Canaccord Genuity Inc., Oppenheimer & Co. Inc., and Pacific Crest Securities Inc. Following the sale of the shares in connection with the closing of our initial public offering, the offering terminated.

As a result of the offering, including the underwriters' option to purchase additional shares, we received net proceeds of $55.6 million, after deducting total expenses of $7.4 million, consisting of underwriting discounts and commissions of $4.4 million and offering-related expenses of $3.0 million. None of such payments were direct or indirect payments to any of the Company's directors or officers or their associates, to person owning 10% or more of our common stock, or to any of our affiliates.

The net proceeds to us from our initial public offering have been invested in money market accounts and government and government agency securities.

There has been no material change in the planned use of proceeds from our initial public offering as described in our prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the following selected consolidated financial and other data below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, related notes, and other financial information included in this Annual Report on Form 10-K. The selected consolidated financial and other data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

The consolidated statements of operations data for the years ended December 31, 2011, 2010 and 2009 and the consolidated balance sheets data as of December 31, 2011 and 2010 are derived from our audited consolidated financial statements included elsewhere in this report. The consolidated statements of operations data for the years ended December 31, 2008 and 2007 and the consolidated balance sheets data as of December 31, 2009, 2008 and 2007 are derived from our audited consolidated financial statements not included in this Annual Report on Form 10-K. Historical results are not necessarily indicative of the results to be expected in the future.

	Years Ended December 31,				
	2011	2010	2009	2008	2007
	(in thousands, except share and per share data)				

Consolidated statements of operations data:

	2011	2010	2009	2008	2007
Revenue	$ 60,512	$ 38,563	$ 19,114	$ 8,202	$ 2,154
Cost of revenue (1)	23,202	16,284	8,954	4,273	1,717
Gross profit	37,310	22,279	10,160	3,929	437
Operating expenses (1):					
Research and development	16,511	10,868	6,210	4,663	3,042
General and administrative	6,631	4,209	2,485	2,389	1,414
Sales and marketing	37,722	33,098	21,067	14,729	7,369
Total operating expenses	60,864	48,175	29,762	21,781	11,825
Loss from operations	(23,554)	(25,896)	(19,602)	(17,852)	(11,388)
Interest and other income, net	41	133	377	413	486
Loss before income taxes	(23,513)	(25,763)	(19,225)	(17,439)	(10,902)
Provision for income taxes	(23)	—	—	—	—
Net Loss	(23,536)	(25,763)	(19,225)	(17,439)	(10,902)
Accretion of redeemable convertible preferred stock	(128)	(210)	(210)	(210)	(210)
Net loss attributable to common stockholders	$ (23,664)	$ (25,973)	$ (19,435)	$ (17,649)	$ (11,112)
Basic and diluted net loss per share attributable to common stockholders	$ (1.84)	$ (5.90)	$ (4.78)	$ (4.61)	$ (2.97)
Weighted-average number of shares of common stock used in computing basic and diluted net loss per share	12,841,233	4,399,137	4,065,230	3,828,073	3,743,246

(1) Stock-based compensation included in the consolidated statements of operations data above was as follows:

	Years Ended December 31,				
	2011	2010	2009	2008	2007
	(in thousands)				
Cost of revenue	$207	$ 45	$ 35	$16	$15
Research and development	511	171	88	38	27
General and administrative	346	227	188	89	78
Sales and Marketing	381	99	79	60	62

	As of December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
			(in thousands)		
Consolidated balance sheet data:					
Cash	$59,842	$ 13,855	$ 28,276	$ 2,543	$ 14,773
Working capital (deficit)	18,838	(12,381)	12,595	12,266	10,342
Total assets	99,606	40,941	46,433	30,701	18,501
Deferred revenue, including current portion	59,696	38,722	23,144	9,401	3,534
Total liabilities	72,004	47,834	29,149	14,009	5,840
Preferred stock warrant liability	—	82	18	18	18
Redeemable and convertible stock	—	68,730	67,770	48,387	26,983
Total stockholders' equity (deficit)	27,602	(75,623)	(50,486)	(31,696)	(14,322)

	Years Ended December 31,				
	2011	**2010**	**2009**	**2008**	**2007 (1)**
		(in thousands, except percentage data)			
Key metrics:					
Total customers (2)	1,223	951	590	281	95
Annual retention rate (3)	82%	83%	79%	81%	N/A
Renewal rate (4)	82%	81%	78%	78%	N/A
Bookings (5)	$80,900	$ 54,141	$32,857	$ 14,069	$ 5,170
Free cash flow (6)	$ (5,972)	$(12,204)	$ (8,045)	$(12,409)	$(8,638)

(1) We did not document annual retention rate or renewal rate in 2007.
(2) We define total customers as the number of paid subscriptions from consumers and SMBs at the end of the relevant period.
(3) We define annual retention rate as the percentage of customers on the last day of the prior year who remain customers on the last day of the current year, or for quarterly presentations, the percentage of customers on the last day of the comparable quarter in the prior year who remain customers on the last day of the current quarter.
(4) We define renewal rate for a period as the percentage of customers who renew annual or multi-year subscriptions that expire during the period presented. Renewal rate excludes customers under our discontinued third-party distribution agreements and prior SMB offering with subscriptions that remain active until cancelled.
(5) We define bookings as revenue recognized during the period plus the change in total deferred revenue (excluding deferred revenue recorded in connection with acquisitions) during the same period.
(6) We define free cash flow as net cash provided by (used in) operating activities, less capital expenditures, and adjusted for any extraordinary items.

Bookings and free cash flow are financial data that are not calculated in accordance with GAAP. The tables below provide reconciliation of bookings and free cash flow to revenue and cash provided by (used in) operating activities, respectively, the most directly comparable financial measures calculated and presented in accordance with GAAP.

Our management uses annual retention rate to determine the stability of our customer base and to evaluate the lifetime value of our customer relationships. As customers' annual and multi-year subscriptions come up for renewal throughout the calendar year based on the dates of their original subscriptions, measuring retention on a trailing twelve month basis at the end of each quarter provides our management with useful and timely information about the stability of our customer base. Management uses renewal rate to monitor trends in customer renewal activity.

Our management uses bookings as a proxy for cash receipts. Bookings represents the aggregate dollar value of customer subscriptions received by us during a period. We initially record a subscription fee as deferred revenue and then recognize it ratably, on a daily basis, over the life of the subscription period. Management uses free cash flow as a measure of our operating performance; for planning purposes, including the preparation of our annual operating budget; to allocate resources to enhance the financial performance of our business; to evaluate the effectiveness of our business strategies; to provide consistency and comparability with past financial performance; to determine capital requirements; to facilitate a comparison of our results with those of other companies; and in communications with our board of directors concerning our financial performance. We also use free cash flow as a factor when determining management's incentive compensation. Management believes that the use of free cash flow provides consistency and comparability with our past financial performance, facilitates period to period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Although bookings and free cash flow are frequently used by investors and securities analysts in their evaluations of companies, bookings and free cash flow have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under GAAP. Some of these limitations are:

- bookings does not reflect our receipt of payment from subscribers;

- free cash flow does not reflect our future requirements for contractual commitments to vendors;

- free cash flow does not reflect the non-cash component of employee compensation or depreciation and amortization of property and equipment; and

- other companies in our industry may calculate bookings or free cash flow or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

The following tables present reconciliations of our bookings and free cash flow to revenue and cash provided by (used in) operating activities, respectively, the most directly comparable financial measures calculated and presented in accordance with GAAP.

	Years Ended December 31,				
	2011	2010	2009	2008	2007
	(in thousands)				
Revenue	$60,512	$38,563	$19,114	$ 8,202	$2,154
Plus change in deferred revenue (excluding acquisition)	20,388	15,578	13,743	5,867	3,016
Bookings	$80,900	$54,141	$32,857	$14,069	$5,170

	Years Ended December 31,				
	2011	2010	2009	2008	2007
	(in thousands)				
Cash provided by (used in) operating activities	$ 7,572	$ (1,552)	$ (946)	$ (7,705)	$(6,094)
Less capital expenditures	(13,544)	(10,652)	(7,099)	(4,704)	(2,544)
Free cash flow	$ (5,972)	$(12,204)	$(8,045)	$(12,409)	$(8,638)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in "Risk Factors."

Overview

We are a leading provider of online backup solutions for consumers and SMBs. We provide easy-to-use, affordable, unlimited, and secure online backup solutions with anytime, anywhere access to files stored on our servers, which we call the Carbonite Personal Cloud. We believe that we are the best known brand in the online backup market.

In 2005, we began development of our online backup solution and raised our first capital from investors. We sold the first Carbonite subscription in 2006. In 2010, we introduced our SMB solution, opened our office in Beijing, China, and expanded our management team to better focus on our consumer and SMB markets. We surpassed 100,000 subscribers in 2008, 500,000 subscribers in 2009, and 1,000,000 subscribers in early 2011. As of December 31, 2011, we had subscribers in more than 100 countries, with subscribers based in the U.S representing 94% of our total revenue for 2011.

We derive our revenue from subscription fees from consumers and SMBs. We charge consumers a $59 flat fee for one year of unlimited online backup with our Carbonite Home solution. Our Carbonite HomePlus and Carbonite HomePremier solutions provide consumers with additional features at annual prices of $99 and $149, respectively. The pricing of all of our consumer solutions is discounted for multi-year subscriptions. Our SMB solutions, Carbonite Business and Carbonite BusinessPremier, allows for an unlimited number of users, with tiered pricing based on the total amount of data backed up. As of December 31, 2011, approximately 70% of subscribers to our consumer service had one year subscriptions, although the percentage of customers with multi-year subscriptions has increased over time. We charge customers the full subscription amount at the beginning of each subscription period. We initially record a subscription fee as deferred revenue and then recognize it ratably over the subscription period. The annual or multi-year commitments of our customers enhance management's visibility of our revenue and charging customers at the beginning of the subscription period provides working capital.

We are investing aggressively in customer acquisition because we believe that the market for online backup is in the early stages of development. Our largest expense is advertising for customer acquisition, which is recorded as sales and marketing expense. This is comprised of television and radio advertising, online display advertising, print advertising, paid search, direct marketing, and other expenses. In 2011, 2010, and 2009, our total advertising expense was $25.1 million, $23.6 million, and $10.8 million, respectively. We generally spend more on advertising in the first and third quarters of each year based on the seasonality of customer purchasing patterns and fluctuations in advertising rates.

As we grow our business we continue to invest in additional storage and infrastructure. Our capital expenditures in 2011, 2010, and 2009 were $13.5 million, $10.7 million, and $7.1 million, respectively.

Our revenue has grown from $19.1 million in 2009 to $38.6 million in 2010 and $60.5 million in 2011. At the same time, our total operating costs have grown from $29.8 million in 2009 to $48.2 million in 2010 and $60.9 million in 2011, principally as a result of our investment in customer acquisition. We expect to continue to devote substantial resources to customer acquisition, improving our technologies, and expanding our solutions. In

addition, we expect to invest heavily in our operations to support anticipated growth and public company reporting and compliance obligations. We defer revenue over our customers' subscription periods, but expense marketing costs as incurred. As a result of these factors, we expect to continue to incur GAAP operating losses on an annual basis for the foreseeable future.

In August 2011, we closed our initial public offering of 7,187,500 shares of common stock at an offering price of $10.00 per share, of which 6,303,973 shares were sold by us, including 937,500 shares pursuant to the underwriters' option to purchase additional shares, and 883,527 shares were sold by selling stockholders, resulting in net proceeds to us of approximately $55.6 million, after deducting underwriting discounts and offering expenses.

Our Business Model

We evaluate the profitability of a customer relationship over its lifecycle because of the nature of our business model. As we generally incur customer acquisition costs in advance of subscriptions while recognizing revenue ratably over the terms of the subscriptions, a customer relationship may not be profitable at the beginning of the subscription period, even though it may be profitable over the life of the customer relationship. As we also generally incur capital equipment costs in advance of subscriptions, a customer relationship may not result in positive cash flow at the beginning of the subscription period, even though it may result in positive cash flow over the life of the customer relationship. While we offer both annual and multi-year subscriptions to our customers, a significant majority of them are currently on one-year subscription plans. We typically generate positive cash flow during the first year of a multi-year subscription as we charge the subscription fee for the entire period at the beginning of the subscription.

Key Business Metrics

Our management regularly reviews a number of financial and operating metrics, including the following key metrics, to evaluate our business:

- *Total customers.* We calculate total customers as the number of paid subscriptions from consumers and SMBs at the end of the relevant period. A consumer who has more than one computer may have multiple subscriptions, each of which is treated as a separate subscription. An SMB subscription may cover multiple computers and users but is treated as a single subscription.

- *Annual retention rate.* We calculate annual retention rate as the percentage of customers on the last day of the prior year who remain customers on the last day of the current year, or for quarterly presentations, the percentage of customers on the last day of the comparable quarter in the prior year who remain customers on the last day of the current quarter. Our management uses these measures to determine the stability of our customer base and to evaluate the lifetime value of our customer relationships.

- *Renewal rate.* We define renewal rate for a period as the percentage of customers who renew annual or multi-year subscriptions that expire during the period presented. Renewal rate excludes customers under our discontinued third-party distribution agreements and prior SMB offering with subscriptions that remain active until cancelled. Our management uses this measure to monitor trends in customer renewal activity.

- *Bookings.* We calculate bookings as revenue recognized during a particular period plus the change in total deferred revenue (excluding deferred revenue recorded in connection with acquisitions) during the same period. Our management uses this measure as a proxy for cash receipts. Bookings represents the aggregate dollar value of customer subscriptions received by us during a period. We initially record a subscription fee as deferred revenue and then recognize it ratably, on a daily basis, over the life of the subscription period.

- *Free cash flow.* We calculate free cash flow as net cash provided by (used in) operating activities, less purchases of property and equipment, and adjusted for any extraordinary items. Our management uses this measure to evaluate our operating results.

Subscription renewals may vary during the year based on the date of our customers' original subscriptions. As we recognize subscription revenue ratably over the subscription period, this generally has not resulted in a material seasonal impact on our revenue, but may result in material monthly and quarterly variances in one or more of the key business metrics described above.

Performance Highlights

The following table presents our performance highlights for the periods presented:

	Years Ended December 31,		
	2011	2010	2009
	(in thousands, except percentage data)		
Key metrics:			
Total customers	1,223	951	590
Annual retention rate	82%	83%	79%
Renewal rate	82%	81%	78%
Bookings	$80,900	$ 54,141	$32,857
Free cash flow	$ (5,972)	$(12,204)	$ (8,045)

Our total customers and bookings increased over the periods presented and we are continuing to invest substantially in customer acquisition in an effort to drive future growth in total customers and bookings. While we expect our total customers to continue to increase on an absolute basis, we expect that our annual percentage increase in total customers will decline as our customer base grows.

In June 2010, we decided to cease distribution of our consumer solutions through third-party distribution channels, and we terminated most of our distribution agreements at that time. During 2010, subscriptions purchased through third-party distributors accounted for 8% of our revenue. Historically, renewal rates for subscriptions purchased through third-party distributors were lower than for direct sales. Excluding renewal activity related to third-party distributor sales, our annual retention rates for the years ended December 31, 2011, December 31, 2010, and December 31, 2009 were 86%, 85%, and 83% respectively.

Our free cash flow over the periods presented has improved due to economies of scale and the impact of higher per customer profitability associated with customers who continue beyond a single year. Free cash flow for the year ended December 31, 2011 improved by $6.2 million and $2.1 million compared to the years ended December 31, 2010 and December 31, 2009, respectively.

Key Components of our Consolidated Statements of Operations

Revenue

We derive our revenue from subscription fees from consumers and SMBs. We typically charge a customer's credit card the full price of the subscription at the commencement of the subscription period and at each renewal date, unless the customer decides not to renew the subscription. We initially record a customer subscription fee as deferred revenue and then recognize it ratably, on a daily basis, over the life of the subscription period.

Cost of revenue

Cost of revenue consists primarily of costs associated with our data center operations and customer support centers, including wages and benefits for personnel, depreciation of equipment, rent, utilities and broadband, equipment maintenance, software license fees, and allocated overhead. The expenses related to hosting our services and supporting our customers are related to the number of customers and the complexity of our services and hosting infrastructure. We expect these expenses to increase in absolute dollars as we continue to increase our number of customers. On a per subscriber basis, our costs have been decreasing as we achieve economies of

scale and purchase equipment and services in larger quantities. There has also been a long term downward trend in the cost of storage equipment and broadband service, which we expect will continue in the future.

Gross profit and gross margin

Gross profit is our revenue less our cost of revenue. Our gross margins have historically expanded due to price increases for our consumer solutions and from economies of scale. We expect our gross margins to remain flat in the near term as we add new data centers and expand modestly thereafter.

Operating expenses

Research and development. Research and development expenses consist primarily of wages and benefits for development personnel, consulting fees, rent, and depreciation. We have focused our research and development efforts on both improving ease of use and functionality of our existing services and developing new offerings. The majority of our research and development employees are located at our corporate headquarters in the U.S., with another group at our offices in China. We expect that research and development expenses will increase in absolute dollars on an annual basis and decrease modestly as a percentage of revenue, as we continue to enhance and expand our services.

General and administrative. General and administrative expenses consist primarily of wages and benefits for management, finance, accounting, human resources, legal and other administrative personnel, legal and accounting fees, insurance, and other corporate expenses. We expect to continue to add personnel and enhance our internal information systems in connection with the growth of our business. We expect our general and administrative expenses to increase, given that we have become a public company. We expect our accounting, legal, and personnel-related expenses and directors and officers insurance costs to increase as we have instituted and continue to monitor a more comprehensive compliance and board governance function, maintain and review internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, and prepare and distribute periodic reports, as required by the rules and regulations of the Securities and Exchange Commission. As a result, we expect that our general and administrative expenses will continue to increase in absolute dollars on an annual basis, but decrease as a percentage of revenue.

Sales and marketing. Sales and marketing expenses consist primarily of advertising costs, wages and benefits for sales and marketing personnel, creative expenses for advertising programs, credit card fees, commissions paid to third-party partners and affiliates, and the cost of providing free trials. The largest component of sales and marketing expense is advertising for customer acquisition, principally television, radio and print advertisements. Online search costs consist primarily of pay-per-click payments to search engine operators. Advertising costs are expensed as incurred. To date, marketing and advertising costs have been incurred principally in the U.S., but we expect to increase our marketing and advertising expenditures in other countries. We expect that we will continue to commit significant resources to our sales and marketing efforts to grow our business and awareness of our brand and services. We expect that sales and marketing expenses will continue to increase in absolute dollars on an annual basis, but decrease as a percentage of revenue.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the U.S., or GAAP. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions, and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances, but all such estimates and assumptions are inherently uncertain and unpredictable. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from those estimates and assumptions, and it is possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support alternative estimates and assumptions that would result in material changes to our operating results and financial condition. Our most critical accounting policies

are summarized below. See Note 2 to our financial statements included elsewhere in this Annual Report on Form 10-K for additional information about these critical accounting policies, as well as a description of our other significant accounting policies.

Revenue recognition

We derive revenue from online backup subscription services. These services are stand-alone independent service solutions, which are generally contracted for a one- to three-year term. Subscription agreements include access to use our solutions via the internet. We recognize revenue in accordance with the Financial Accounting Standards Codification (ASC) 605-10, *Overall Revenue Recognition*. Subscription revenue is recognized ratably on a daily basis upon activation over the subscription period, when persuasive evidence of an arrangement with a customer exists, the subscription period has been activated, the price is fixed or determinable, and collection is reasonably assured. Deferred revenue represents payments received from customers for subscription services prior to recognizing the revenue related to those payments.

Goodwill and acquired intangible assets

We record goodwill when consideration paid in a business acquisition exceeds the fair value of the net tangible assets and the identified intangible assets acquired. Goodwill is not amortized, but rather is tested for impairment annually or more frequently if facts and circumstances warrant a review. We perform our assessment for impairment of goodwill on an annual basis and we have determined that there is a single reporting unit for the purpose of conducting this annual goodwill impairment assessment. For purposes of assessing potential impairment, we annually estimate the fair value of the reporting unit (based on our market capitalization) and compare this amount to the carrying value of the reporting unit (as reflected by our total stockholders' equity). If we determine that the carrying value of the reporting unit exceeds its fair value, an impairment charge would be required. Our annual goodwill impairment test is at November 30 of each year.

Income taxes

We provide for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization. We account for uncertain tax positions recognized in our consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Due to a history of losses, we have provided a full valuation allowance against our deferred tax assets as more fully described in Note 10 of our consolidated financial statements. The ability to utilize these losses, any future losses, and any other tax credits or attributes may be restricted or eliminated by changes in our ownership, changes in legislation and other rules affecting the ability to offset future taxable income with losses from prior periods. Future determinations on the need for a valuation allowance on our net deferred tax assets will be made on a quarterly basis, and our assessment at December 31, 2011 reflects a continued need for a full valuation allowance.

Stock-based compensation

Accounting guidance requires employee stock-based payments to be accounted for under the fair value method. Under this method, we are required to record compensation cost based on the estimated fair value for stock-based awards granted amortized over the requisite service periods for the individual awards, which generally equals the vesting periods. We use the straight-line amortization method for recognizing stock-based compensation expenses.

Determining the appropriate fair value model and calculating the fair value of stock-based payment awards requires the use of highly subjective estimates and assumptions, including the estimated fair value of our common stock. Following our initial public offering, we used the quoted market price of our common stock to establish the fair value of the common stock underlying our stock options. Because there was no public market for our common stock prior to our initial public offering, our board of directors determined the fair value of our common stock with input from management, based on reports of an unrelated third-party valuation specialist.

We estimate the fair value of stock options on the date of grant using the Black-Scholes option-pricing model, which further requires the use of highly subjective estimates and assumptions, including expected stock price volatility, expected term of an award, risk-free interest rate, and expected dividend yield. As a public company with limited trading history, we consider both the volatility of our stock price and that of our publicly traded peer companies. The expected life assumption is based on the simplified method for estimating expected term as we do not have sufficient stock option exercise experience to support a reasonable estimate of the expected term. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with terms approximately equal to the expected life of the stock option. We use an expected dividend rate of zero as we currently have no history or expectation of paying cash dividends on our capital stock.

Results of Operations

The following table sets forth, for the periods presented, data from our consolidated statements of operations as well as the percentage of revenue that each line item represents. The period-to-period comparison of financial results is not necessarily indicative of future results. The information contained in the tables below should be read in conjunction with financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

	Years Ended December 31,		
	2011	2010	2009
	(in thousands)		
Consolidated statements of operations data:			
Revenue	$ 60,512	$ 38,563	$ 19,114
Cost of revenue	23,202	16,284	8,954
Gross profit	37,310	22,279	10,160
Operating expenses:			
Research and development	16,511	10,868	6,210
General and administrative	6,631	4,209	2,485
Sales and marketing	37,722	33,098	21,067
Total operating expenses	60,864	48,175	29,762
Loss from operations	(23,554)	(25,896)	(19,602)
Interest and other income, net	41	133	377
Loss before income taxes	(23,513)	(25,763)	(19,225)
Provision for income taxes	(23)	—	—
Net Loss	(23,536)	(25,763)	(19,225)
Accretion of redeemable convertible preferred stock	(128)	(210)	(210)
Net loss attributable to common stockholders	$(23,664)	$(25,973)	$(19,435)

	Years Ended December 31,		
	2011	2010	2009
	(% of revenue)		
Consolidated statements of operations data:			
Revenue	100%	100%	100%
Cost of revenue	38.3	42.2	46.8
Gross profit	61.7	57.8	53.2
Operating expenses:			
Research and development	27.3	28.2	32.5
General and administrative	11.0	10.9	13.0
Sales and marketing	62.3	85.8	110.2
Total operating expenses	100.6	124.9	155.7
Loss from operations	(38.9)	(67.2)	(102.6)
Interest and other income, net	—	0.4	2.0
Loss before income taxes	(38.9)	(66.8)	(100.6)
Provision for income taxes	—	—	—
Net Loss	(38.9)%	(66.8)%	(100.6)%

Comparison of Years Ended December 31, 2011, 2010, and 2009

Revenue

	Years Ended December 31,			2010 to 2011 % Change	2009 to 2010 % Change
	2011	2010	2009		
	(in thousands, except percentage data)				
Revenue	$60,512	$38,563	$19,114	56.9%	101.8%

    Revenue increased by $21.9 million from 2010 to 2011 and by $19.4 million from 2009 to 2010, primarily due to 28.5% and 61.3% increases in the number of total customers in 2011 and 2010, respectively. The increase in revenue during these periods was driven in part by increased advertising expenditures in prior periods, as well as increases in pricing of our consumer services in April 2009 and April 2011. In addition, we released our first SMB offering in February 2010 and revenue from SMB customers was approximately $5.8 million in 2011 compared to $1.1 million in 2010. During 2009 and 2010, we terminated channel distribution agreements, which had historically resulted in lower revenue per subscription than direct sales. Each of these factors impacted revenue during these periods.

Cost of revenue, gross profit, and gross margin

	Years Ended December 31,			2010 to 2011 % Change	2009 to 2010 % Change
	2011	2010	2009		
	(in thousands, except percentage data)				
Cost of revenue	$23,202	$16,284	$ 8,954	42.5%	81.9%
Gross profit...........................	37,310	22,279	10,160	67.5%	119.3%
Gross margin	61.7%	57.8%	53.2%		

Cost of revenue increased by $6.9 million from 2010 to 2011 and by $7.3 million from 2009 to 2010, primarily due to an increase in the total number of customers. The increase in cost of revenue from 2010 to 2011 was comprised primarily of hosting costs of $5.5 million, including depreciation of equipment, personnel related costs of our operations employees, and increases in our data storage capacity, and customer support costs of $1.4 million, primarily associated with the cost of new employees to replace outsourced support in India. The increase in cost of revenue from 2009 to 2010 was comprised primarily of hosting costs of $4.2 million, including establishing a new data center, and customer support costs of $3.1 million, primarily associated with the cost of new employees and providing outsourced support in India. Gross profit increased primarily as a result of operating efficiencies primarily due to economies of scale.

Operating expenses

	Years Ended December 31,			2010 to 2011 % Change	2009 to 2010 % Change
	2011	2010	2009		
	(in thousands, except percentage data)				
Research and development	$16,511	$10,868	$ 6,210	51.9%	75.0%
General and administrative	6,631	4,209	2,485	57.5%	69.4%
Sales and marketing	37,722	33,098	21,067	14.0%	57.1%

Research and development. Research and development expenses increased by $5.6 million from 2010 to 2011 and by $4.7 million from 2009 to 2010, primarily due to personnel related costs associated with additional hiring to enhance the functionality of our solutions and to develop new offerings.

General and administrative. General and administrative expenses increased by $2.4 million from 2010 to 2011 and by $1.7 million from 2009 to 2010. In both years, we increased the number of general and administrative employees to support our overall growth. The overall increases consisted primarily of increases of $1.5 million and $1.1 million in professional fees, including legal and accounting fees, from 2010 to 2011 and 2009 to 2010, respectively, and $0.4 million and $0.5 million in personnel related and recruiting costs from 2010 to 2011 and 2009 to 2010, respectively.

Sales and marketing. Sales and marketing expenses increased by $4.6 million from 2010 to 2011 and by $12.0 million from 2009 to 2010. The increase from 2010 to 2011 was attributable to an increase in advertising campaigns of $1.5 million and an increase in personnel related costs of $1.1 million as a result of hiring new employees. In addition, credit card processing fees increased $0.8 million and costs related to free trials increased $1.2 million. The increase from 2009 to 2010 was comprised primarily of increases of $12.8 million in advertising expenses, $0.6 million in other marketing expenses, and $0.6 million in credit card fees, offset in part by decreases of $1.9 million in outside commissions due to the termination of channel distribution agreements in 2009 and $0.3 million in costs related to free trials.

45

Liquidity and Capital Resources

As of December 31, 2011, we had cash and cash equivalents of $59.8 million, which primarily consisted of cash and money market funds. In connection with our initial public offering in August 2011, we received net proceeds of $55.6 million. Prior to our initial public offering, we had funded our operations primarily through prepayment of subscriptions and the sale of $68.8 million of preferred stock, all of which was converted into shares of our common stock in connection with our initial public offering. Our principal uses of cash are funding our operations and capital expenditures. In June 2011, we used $1.9 million of cash to acquire substantially all of the assets of Phanfare, Inc., which operates a service that enables users to create, maintain, and share online photo and video albums.

Sources of funds

We believe, based on our current operating plan, that our existing cash and cash equivalents and borrowings available under our revolving credit facility will be sufficient to meet our anticipated cash needs for at least the next 12 months.

From time to time, we may explore additional financing sources to develop or enhance our services, to fund expansion, to respond to competitive pressures, to acquire or to invest in complementary products, businesses or technologies, or to lower our cost of capital, which could include equity, equity-linked, and debt financing. There can be no assurance that any additional financing will be available to us on acceptable terms, if at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock.

In May 2011, we entered into a revolving bank credit facility pursuant to which we may incur indebtedness up to $15 million. Advances under the credit facility bear interest on the outstanding daily balance, at an annual rate equal to the lender's prime reference rate plus 1%. We have pledged our accounts receivable, equipment, and shares of our subsidiaries to the lender to secure our obligations under the credit facility. We have also agreed not to grant a security interest in or pledge our intellectual property to any third party. The credit facility contains customary events of default, conditions to borrowings and restrictive covenants, including restrictions on our ability to dispose of assets, make acquisitions, incur additional debt, incur liens, make distributions to our stockholders, make investments, or enter into certain types of related party transactions. The credit facility also includes financial and other covenants including covenants to maintain a minimum adjusted net worth, a minimum number of total subscribers, and a minimum cash deposit. To date, we have not drawn down on our revolving credit facility. Any inability to meet our debt service obligations could adversely affect our financial position and liquidity.

Uses of funds

We have increased our operating and capital expenditures in connection with the growth in our operations and the increase in our personnel, and we anticipate that we will continue to increase such expenditures in the future. Our future capital requirements may vary materially from those now planned and will depend on many factors, including:

- the levels of advertising and promotion required to acquire and retain customers;

- expansion of our data center infrastructure necessary to support our growth;

- growth of our operations in the U.S. and worldwide;

- our development and introduction of new solutions; and

- the expansion of our sales, customer support, research and development, and marketing organizations.

Consistent with previous periods, future capital expenditures will focus on acquiring additional data storage and hosting capacity and general corporate infrastructure. We are not currently party to any purchase contracts related to future capital expenditures, other than short term purchase orders.

Cash flows

The following table summarizes our cash flow data for 2011, 2010, and 2009.

	Years Ended December 31,		
	2011	2010	2009
	(in thousands)		
Net cash provided by (used in) operating activities	$ 7,572	$ (1,552)	$ (946)
Net cash provided by (used in) investing activities	(18,187)	(13,913)	7,251
Net cash provided by financing activities	56,600	1,041	19,428

Operating activities

Our cash flows from operating activities are significantly influenced by the amount of our net loss, growth in subscription sales and customer growth, changes in working capital accounts, the timing of prepayments and payments to vendors, add-backs of non-cash expense items such as depreciation, and the expense associated with stock-based compensation.

In 2011, cash provided by operating activities was $7.6 million, which was primarily driven by a $20.4 million increase in deferred revenue associated with the increase in subscription sales and customer growth. Net cash inflows from operating activities included non-cash charges of $9.3 million, including $7.9 of depreciation and amortization and $1.4 million of stock based compensation. An increase in accounts payable and accrued expenses provided an additional $2.8 million. These cash inflows were partially offset by our net loss of $23.5 million and a $1.2 million increase in prepaid expenses and other current assets.

In 2010, we used $1.6 million in operating activities, which was primarily driven by our net loss of $25.8 million, offset by a $15.6 million increase in deferred revenue associated with the increase in subscription sales and customer growth, non-cash charges of $5.6 million, including $5.1 million of depreciation and $0.5 million of stock based compensation, and a $3.0 million increase in current liabilities.

In 2009, we used $0.9 million in operating activities, which was primarily driven by our net loss of $19.2 million and a $0.4 million increase in accounts receivable. These cash outflows were partially offset by a $13.7 million increase in deferred revenue associated with the increase in subscription sales and customer growth. Cash inflows included non-cash charges of $3.4 million, including $3.0 million of depreciation and $0.4 million of stock based compensation, a $1.3 million increase in current liabilities, and a $0.1 million decrease in prepaid expenses.

Investing activities

In 2011, cash used in investing activities was $18.2 million, consisting primarily of capital expenditures of $13.5 million primarily for server equipment and other data center infrastructure and the use of $1.9 million of net cash in connection with the acquisition of substantially all of the assets of Phanfare, Inc. In addition, purchases and maturities of short-term investments netted to a $2.7 million use of cash.

In 2010, we used $13.9 million in investing activities, consisting primarily of $10.7 million for the purchase of equipment, in addition to a net investment of $3.3 million in short-term investments.

In 2009, cash provided by investing activities was $7.3 million, consisting primarily of net proceeds from short-term investments of $14.4 million, offset by capital expenditures of $7.1 million.

Financing activities

Cash provided by financing activities in 2011 was $56.6 million, consisting of $55.6 million of net proceeds from our initial public offering and $1.0 million from the exercise of stock options.

Cash provided by financing activities in 2010 was $1.0 million, consisting primarily of net proceeds of $0.8 million from the issuance of shares of Series D convertible preferred stock and $0.3 million from the exercise of stock options.

Cash provided by financing activities in 2009 was $19.4 million, consisting primarily of net proceeds of $19.2 million from the issuance of shares of Series D convertible preferred stock and $0.2 million from the exercise of stock options.

Off-balance sheet arrangements

As of December 31, 2011, we did not have any off-balance sheet arrangements.

Contractual obligations

The following table summarizes our contractual obligations at December 31, 2011 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

| | Payment Due by Period | | | |
	Total	Less Than 1 Year	1-3 Years	3-5 Years
	(in thousands)			
Office lease obligations	$ 6,820	$1,234	$2,810	$2,776
Hosting facility lease obligations	6,358	1,932	3,142	1,284
Other purchase commitments	6,122	5,079	722	321
Total	$19,300	$8,245	$6,674	$4,381

The commitments under our office lease obligations shown above consist primarily of lease payments for our Boston, Massachusetts corporate headquarters, our Lewiston, Maine customer support facility.

We also lease small amounts of general office space in Princeton, New Jersey and Beijing, China under lease agreements that expire at various dates through August 2012.

Our Lewiston, Maine support facility lease expires on June 1, 2016. We may terminate this lease at any time after May 31, 2013. The lease contains a renewal option for an additional two years, and requires us to pay a proportion of increases in operating expenses and real estate taxes after January 1, 2013.

The commitment under our hosting facility obligations shown above consist of Boston, Massachusetts, Wakefield, Massachusetts, and Phoenix, Arizona data centers.

We intend to relocate our equipment and operations from our Boston, Massachusetts data center to one of our other data centers and to discontinue the use of our Boston, Massachusetts data center during the first half of 2012. The term of our Boston, Massachusetts data center lease is currently set to expire in August 2013. We are likely to incur a non-recurring moving and transition expense related to the relocation of these hosting operations.

Other purchase commitments shown above consist of contractual commitments to various vendors primarily for advertising, marketing, and broadband services.

Recent Accounting Pronouncements

In June 2011, the FASB issued new accounting guidance on the presentation of comprehensive income to provide companies with two options for presenting comprehensive income. Companies can present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance was effective for the us on January 1, 2012. As the new guidance relates only to how comprehensive income is disclosed and does not change the items that must be reported as comprehensive income, we do not believe the adoption of this standard will have a material impact on our financial position or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, *Testing Goodwill for Impairment (the revised standard)*. The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. The revised standard was effective for us on January 1, 2012. We do not believe the adoption of this amendment will have a material impact on our financial position or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate fluctuation risks and foreign exchange risks.

Interest Rate Fluctuation Risk

Our cash consists of interest bearing bank accounts. We did not have long-term borrowings as of December 31, 2011. Interest income is sensitive to changes in the general level of U.S. interest rates. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Our cash and short-term investments are relatively insensitive to interest rate changes. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives. In the event that we borrow under our revolving credit facility, which bears interest at the lender's prime rate plus 1%, we would be exposed to interest rate fluctuations.

Foreign Currency Exchange Risk

We have foreign currency risks related to our operating expenses and potential revenue denominated in currencies other than the U.S. dollar, principally the Chinese Yuan. We do not believe movements in the foreign currencies in which we transact will significantly affect future net earnings. Foreign currency risk can be quantified by estimating the change in cash flows resulting from a hypothetical 10% adverse change in foreign exchange rates. We believe such a change would not have a material impact on our results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Carbonite, Inc.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Carbonite, Inc.

We have audited the accompanying consolidated balance sheets of Carbonite, Inc. (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, redeemable and convertible preferred stock, stockholders' equity (deficit), and other comprehensive loss and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carbonite, Inc. as of December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 7, 2012

Carbonite, Inc.

Consolidated Balance Sheets

	December 31,	
	2011	**2010**
	(In thousands, except share and per share data)	

ASSETS

Current assets:		
Cash and cash equivalents	$ 59,842	$ 13,855
Short-term investments	12,684	10,000
Accounts receivable, net of allowance	944	644
Prepaid expenses and other current assets	1,730	551
Total current assets	75,200	25,050
Property and equipment, net	21,648	15,818
Goodwill	1,514	—
Acquired intangible assets, net	1,055	—
Other assets	189	73
Total assets	$ 99,606	$ 40,941

LIABILITIES, REDEEMABLE AND CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:		
Accounts payable	$ 6,858	$ 4,868
Accrued expenses	4,999	3,947
Current portion of deferred revenue	44,505	28,616
Total current liabilities	56,362	37,431
Deferred revenue, net of current portion	15,191	10,106
Other long-term liabilities	451	297
Commitments and contingencies (*Note 11*)		
Redeemable and convertible preferred stock:		
Redeemable convertible preferred stock; Series A-2, $0.01 par value; 506,646 share authorized and 502,874 shares issued and outstanding at December 31, 2010, at redemption value	—	4,404
Convertible preferred stock; $0.01 par value; 4,062,540 shares authorized and 3,991,617 shares issued and outstanding at December 31, 2010 (liquidation value of $73,931 at December 31, 2010)	—	64,326
Stockholders' equity (deficit):		
Preferred stock, $0.01 par value; 6,000,000 shares authorized at December 31, 2011; no shares issued	—	—
Common stock, $0.01 par value; 45,000,000 and 21,539,370 shares authorized at December 31, 2011 and 2010, respectively; 25,137,342 and 4,526,603 shares outstanding at December 31, 2011 and 2010, respectively	251	45
Additional paid-in capital	127,807	2,134
Accumulated deficit	(100,437)	(77,805)
Treasury stock, at cost (2,009 shares at December 31, 2011)	(22)	—
Accumulated other comprehensive income	3	3
Total stockholders' equity (deficit)	27,602	(75,623)
Total liabilities, redeemable and convertible preferred stock, and stockholders' equity (deficit)	$ 99,606	$ 40,941

The accompanying notes are an integral part of these consolidated financial statements.

Carbonite, Inc.

Consolidated Statements of Operations

	Years Ended December 31,		
	2011	2010	2009
	(In thousands, except share and per share data)		
Revenue	$ 60,512	$ 38,563	$ 19,114
Cost of revenue	23,202	16,284	8,954
Gross profit	37,310	22,279	10,160
Operating expenses:			
Research and development	16,511	10,868	6,210
General and administrative	6,631	4,209	2,485
Sales and marketing	37,722	33,098	21,067
Total operating expenses	60,864	48,175	29,762
Loss from operations	(23,554)	(25,896)	(19,602)
Interest income	78	207	391
Interest expense	(25)	(64)	—
Other expenses, net	(12)	(10)	(14)
Loss before income taxes	(23,513)	(25,763)	(19,225)
Provision for income taxes	(23)	—	—
Net loss	(23,536)	(25,763)	(19,225)
Accretion of redeemable convertible preferred stock	(128)	(210)	(210)
Net loss attributable to common stockholders	$ (23,664)	$ (25,973)	$ (19,435)
Net loss attributable to common stockholders per share—basic and diluted	$ (1.84)	$ (5.90)	$ (4.78)
Weighted-average number of common shares used in computing net loss per share—basic and diluted	12,841,233	4,399,137	4,065,230

Carbonite, Inc.

Consolidated Statements of Redeemable and Convertible Preferred Stock and Stockholders' Equity (Deficit) and Comprehensive Loss

	Series A-2 Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income	Total Stockholders' Equity (Deficit)	Comprehensive Loss
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount						
	(In thousands, except share and per share data)											
Balance at December 31, 2008	502,874	3,984	3,405,827	44,403	3,978,204	40	661	(32,397)	—	—	(31,696)	
Issuance of common stock	—	—	—	—	55,500	1	70	—	—	—	71	
Issuance of Series D convertible preferred stock, net of issuance costs of $76	—	—	563,822	19,173	—	—	—	—	—	—	—	
Issuance of common stock in connection with stock option exercises	—	—	—	—	232,374	2	182	—	—	—	184	
Accretion of redeemable convertible preferred stock to redemption value	—	210	—	—	—	—	—	(210)	—	—	(210)	
Share-based compensation expense	—	—	—	—	—	—	390	—	—	—	390	
Comprehensive loss:												
Net loss	—	—	—	—	—	—	—	(19,225)	—	—	(19,225)	$(19,225)
Total comprehensive loss												$(19,225)
Balance at December 31, 2009	502,874	4,194	3,969,649	63,576	4,266,078	43	1,303	(51,832)	—	—	(50,486)	
Issuance of Series D convertible preferred stock	—	—	21,968	750	—	—	—	—	—	—	—	
Issuance of common stock in connection with stock option exercises	—	—	—	—	260,525	2	289	—	—	—	291	
Accretion of redeemable convertible preferred stock to redemption value	—	210	—	—	—	—	—	(210)	—	—	(210)	
Share-based compensation expense	—	—	—	—	—	—	542	—	—	—	542	
Comprehensive loss:												
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	3	3	$ 3
Net loss	—	—	—	—	—	—	—	(25,763)	—	—	(25,763)	(25,763)
Total comprehensive loss												$(25,760)
Balance at December 31, 2010	502,874	4,404	3,991,617	64,326	4,526,603	45	2,134	(77,805)	—	3	(75,623)	
Issuance of common stock in connection with stock option exercises	—	—	—	—	825,302	8	982	—	—	—	990	
Accretion of redeemable convertible preferred stock to redemption value	—	128	—	—	—	—	—	(128)	—	—	(128)	
Repurchase of common stock	—	—	—	—	(2,009)	—	—	—	(22)	—	(22)	
Share-based compensation expense	—	—	—	—	—	—	1,357	—	—	—	1,357	
Issuance of common stock in connection with initial public offering, net of issuance costs of $2,995	—	—	—	—	6,303,973	63	55,569	—	—	—	55,632	
Conversion of redeemable and convertible preferred stock into common stock	(502,874)	(4,532)	(3,991,617)	(64,326)	13,483,473	135	67,691	1,032	—	—	68,858	
Reclassification of a warrant to purchase shares of redeemable and convertible preferred stock into a warrant to purchase common stock	—	—	—	—	—	—	74	—	—	—	74	
Comprehensive loss:												
Unrealized loss on available-for-sale marketable securities	—	—	—	—	—	—	—	—	—	(2)	(2)	$ (2)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	2	2	2
Net loss	—	—	—	—	—	—	—	(23,536)	—	—	(23,536)	(23,536)
Total comprehensive loss												$(23,536)
Balance at December 31, 2011	—	$ —	—	$ —	25,137,342	251	$127,807	$(100,437)	$(22)	$ 3	$ 27,602	

The accompanying notes are an integral part of these consolidated financial statements.

54

Carbonite, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2011	**2010**	**2009**
	(in thousands)		
Operating activities			
Net loss	$(23,536)	$(25,763)	$(19,225)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	7,870	5,060	2,977
Amortization of premium on investments	40	—	—
Share-based compensation expense	1,445	542	390
Warrant remeasurement	(8)	64	—
Changes in assets and liabilities, net of acquisition:			
Accounts receivable	(300)	(43)	(352)
Prepaid expenses and other current assets	(1,186)	(35)	129
Other assets	(112)	—	(5)
Accounts payable	1,935	2,383	354
Accrued expenses	833	531	952
Other long-term liabilities	203	131	91
Deferred revenue	20,388	15,578	13,743
Net cash provided by (used in) operating activities	7,572	(1,552)	(946)
Investing activities			
Purchases of property and equipment	(13,544)	(10,652)	(7,099)
Proceeds from short-term investments	10,000	6,808	22,732
Purchases of short-term investments	(12,694)	(10,069)	(8,382)
Payment for acquisition, net of cash acquired	(1,949)	—	—
Net cash provided by (used in) investing activities	(18,187)	(13,913)	7,251
Financing activities			
Proceeds from issuance of preferred stock, net of issuance costs	—	750	19,173
Proceeds from issuance of common stock pursuant to exercise of stock options	990	291	184
Net proceeds from issuance of common stock	55,632	—	71
Repurchase of common stock	(22)	—	—
Net cash provided by financing activities	56,600	1,041	19,428
Effect of currency exchange rate changes on cash	2	3	—
Net increase (decrease) in cash	45,987	(14,421)	25,733
Cash, beginning of period	13,855	28,276	2,543
Cash, end of period	$ 59,842	$ 13,855	$ 28,276
Non cash investing and financing activities			
Accretion of redeemable convertible preferred stock	$ 128	$ 210	$ 210
Acquisition of property and equipment included in accounts payable	$ 2,658	$ 855	$ 730
Conversion of redeemable and convertible preferred stock to common stock	$ 68,858	—	—
Conversion of a warrant to purchase convertible preferred stock to a warrant to purchase common stock	$ 74	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of Business

Carbonite, Inc. (the "Company") was incorporated in the State of Delaware on February 10, 2005, and focuses on the development and marketing of personal computer backup service that enables users to backup, access, and restore data files online.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

In addition, through its wholly owned subsidiary Carbonite (China) Co., Ltd. ("Carbonite China"), the Company effectively controls a variable interest entity ("VIE"), Pan Sheng An Xin Internet Technology Co., Ltd., which is incorporated under the laws of the People's Republic of China. The People's Republic of China restricts foreign ownership of internet-related service companies. To comply with these foreign ownership restrictions, the Company operates its business in China through this VIE. The Company has entered into certain exclusive agreements with the VIE and its shareholders through Carbonite China, which provides the ability to direct the VIE's most significant economic activities and to receive a majority of VIE's economic benefits.

Based on these contractual arrangements, the Company consolidates the VIE as required by Financial Accounting Standards Codification ("ASC") 810-10, *Consolidation*, because the Company is the primary beneficiary of the VIE through Carbonite China. Despite the lack of majority ownership, there exists a parent-subsidiary relationship between the Company and the VIE through the aforementioned agreements, whereby the equity holders of the VIE effectively assigned all of their voting rights underlying their equity interest in the VIE to Carbonite China. In addition, the Company has the ability and intention to continue to exercise its rights to obtain substantially all of the profits and to absorb all of the expected losses of the VIE.

All intercompany accounts and transactions between the Company, its subsidiaries, and the VIE have been eliminated in consolidation. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from management's estimates if past experience or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made.

Translation of Foreign Currencies

The functional currency of the Company's foreign subsidiary and VIE are their local currency. The financial statements of the Company's foreign subsidiary and VIE in China are translated into U.S. dollars. The Company translates the assets and liabilities of at the exchange rates in effect at period-end. Revenues and expenses are translated using average exchange rates in effect during the year. Gains and losses from foreign currency translation are recorded to accumulated other comprehensive income (loss) included in stockholders' deficit.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk primarily consist of cash and cash equivalents, short-term investments, and accounts receivable. The Company maintains its cash and cash equivalent and short-term investment balances with high-quality financial institutions and, consequently, the Company believes that such funds are subject to minimal credit risk. Cash equivalents and short-term investments consist of investment grade debt securities or money market funds investing in such securities.

The Company sells its services primarily to consumer and small business customers. Payment for the majority of the Company's sales occurs via credit card. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company's accounts receivable. For the periods presented, no customer represented 10% or more of accounts receivable or revenue.

Revenue Recognition

The Company derives revenue from online backup subscription services. These services are standalone independent service solutions, which are generally contracted for a one- to three-year term. Subscription arrangements include access to use the Company's software via the internet. The Company recognizes revenue in accordance with ASC 605-10, *Overall Revenue Recognition.* Subscription revenue is recognized ratably on a daily basis upon activation over the subscription period, when persuasive evidence of an arrangement with a customer exists, the subscription period has been activated, the price is fixed or determinable, and collection is reasonably assured. Deferred revenues represent payments received from customers for subscription services prior to recognizing the revenue related to those payments.

Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation.

Short-term investments in marketable securities are classified as available-for-sale and are recorded at fair value. Realized gains and losses are included in income. Unrealized gains and losses (excluding other-than-temporary impairments) are reported as a component of accumulated other comprehensive income (loss).

The Company reviews its investments for other-than-temporary impairment whenever evidence indicates that an investment's carrying amount is not recoverable within a reasonable period of time. There were no other-than-temporary impairments during the year ended December 31, 2011.

Property and Equipment

Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the consolidated statement of operations. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset Classification	Estimated Useful Life
Computer equipment	2 – 4 years
Software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of useful life or remaining life of lease

57

Impairment of Long-Lived Assets

The Company reviews property and equipment and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the recoverability of these assets is considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its estimated fair value. The Company has not identified any impairment of its long-lived assets as of December 31, 2011, 2010 and 2009.

Goodwill and Acquired Intangible Assets

The Company records goodwill when consideration paid in a business acquisition exceeds the fair value of the net tangible assets and the identified intangible assets acquired. Goodwill is not amortized, but rather is tested for impairment annually or more frequently if facts and circumstances warrant a review. The Company performs its annual assessment for impairment of goodwill on November 30 and considers its business to be one reporting unit for the purpose of conducting this assessment. The assessment consists of estimating the fair value of the reporting unit (based on the Company's market capitalization) and comparing this amount to the carrying value of the reporting unit (as reflected by the Company's total stockholders' equity). Based on the recent evaluation, the Company determined that its goodwill was not impaired.

Intangible assets acquired in a business combination are recorded under the acquisition method of accounting at their estimated fair values at the date of acquisition. As the pattern of consumption of the economic benefits of the intangible assets cannot be reliably determined, the Company amortizes acquired intangible assets over their estimated useful lives on a straight-line basis.

Software and Website Development Costs

The Company follows the guidance of ASC 350-40, *Internal Use Software* and ASC 350-50, *Website Development Costs*, in accounting for its software and website development costs. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. Because the Company believes the majority of its development efforts are categorized in operation stage (post-implementation), no costs have been capitalized to date. These costs are included in the accompanying statements of operations as research and development expense.

Advertising Expenses

The Company expenses advertising costs as incurred. During the years ended December 31, 2011, 2010, and 2009, the Company incurred approximately $25.1 million, $23.6 million, and $10.8 million of advertising expense, respectively, which is included in sales and marketing expense in the accompanying statements of operations.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company specifically analyzes historical bad debts, the aging of the accounts receivable, creditworthiness, and current economic trends, to evaluate the allowance for doubtful accounts. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted, and the potential for recovery is considered remote.

Income Taxes

The Company provides for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

The Company accounts for uncertain tax positions recognized in the consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Comprehensive Income (Loss)

All components of comprehensive income (loss) are required to be disclosed in the consolidated financial statements. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions, and other events and circumstances from nonowner sources. Accumulated other comprehensive income consists of foreign currency translation adjustments and unrealized gains or losses on available-for-sale investments for all periods.

Segment Information

Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment. The Company does not disclose geographic information for revenue and long-lived assets as revenue and long-lived assets located outside the United States do not exceed 10% of total revenue and total assets.

Accounting for Stock-Based Compensation

Stock-based compensation is recognized as an expense in the financial statements based on the grant date fair value of the stock awards granted. For awards that vest based on service conditions, the Company uses the straight-line method to allocate compensation expense to reporting periods over the requisite service period. The grant date fair value of options granted is calculated using the Black-Scholes option-pricing model, which requires the use of subjective assumptions including volatility, expected term and the fair value of the underlying common stock, among others.

Recently Issued and Adopted Accounting Standards

In June 2011, the FASB issued new accounting guidance on the presentation of comprehensive income to provide companies with two options for presenting comprehensive income. Companies can present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance was effective for the Company on January 1, 2012. As the new guidance relates only to how comprehensive income is disclosed and does not change the items that must be reported as comprehensive income, the Company does not believe that the adoption of this standard will have a material impact on its financial position or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, *Testing Goodwill for Impairment (the revised standard)*. The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. The revised standard was effective for the Company on January 1, 2012. The

Carbonite, Inc.

Company does not believe that the adoption of this amendment will have a material impact on the Company's financial position or results of operations.

3. Net Loss per Share

The Company calculates basic and diluted net loss per share of common stock by dividing the net loss adjusted for the dividend on the redeemable convertible preferred stock by the weighted average number of shares of common stock outstanding during the period. The Company has excluded (a) all unvested restricted shares of common stock that are subject to repurchase and (b) the Company's other potentially dilutive shares, which include redeemable and convertible preferred stock, a warrant for redeemable convertible preferred stock, and outstanding options to purchase common stock, from the weighted average number of shares of common stock outstanding as their inclusion in the computation for all periods would be anti-dilutive due to net losses. The Company's redeemable and convertible preferred stock are participating securities as defined by ASC 260-10, *Earnings Per Share*, but are excluded from the earnings per share calculation as they do not have an obligation to share in the Company's net losses.

The Company's net loss per share is calculated as follows (in thousands, except per share data):

	2011	2010	2009
Net loss	$(23,536)	$(25,763)	$(19,225)
Accretion of redeemable convertible preferred stock	(128)	(210)	(210)
Net loss attributable to common stockholders	$(23,664)	$(25,973)	$(19,435)
Weighted-average number of shares of common stock, basic and diluted	12,841	4,399	4,065
Net loss per share attributable to common stockholders, basic and diluted	$ (1.84)	$ (5.90)	$ (4.78)

The following potentially dilutive shares of common stock have been excluded from the computation of diluted weighted-average shares outstanding as of December 31, 2011, 2010, and 2009 as they would be anti-dilutive (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Redeemable and convertible preferred stock	—	13,483	13,418
Options to purchase common stock	2,867	2,473	2,598
Restricted shares of common stock	9	27	47
Warrant	11	11	11
Total	2,887	15,994	16,074

4. Short-term Investments and Fair Value of Financial Instruments

At December 31, 2011, the Company's short-term investments consisted of marketable securities with maturities within one year as follows (in thousands):

December 31, 2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government agency securities	$12,686	—	$(2)	$12,684
Total	$12,686	—	$(2)	$12,684

At December 31, 2010, the Company's short-term investments consisted of a bank issued certificate of deposit.

The Company applies the guidance in ASC 820, *Fair Value Measurements and Disclosures*, ("ASC 820"), which provides that fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets and liabilities or market corroborated inputs.

Level 3: Unobservable inputs are used when little or no market data is available, which requires the Company to develop its own assumptions about how market participants would value the assets or liabilities. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible in its assessment of fair value.

The Company's assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy are summarized as follows (in thousands):

	December 31, 2011				December 31, 2010			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Cash equivalents — money market funds	$40,943	—	—	$40,943	—	—	—	—
Short-term investments — U.S. agency securities	—	12,684	—	12,684	—	—	—	—
Short-term investments — bank certificate of deposit	—	—	—	—	—	$10,000	—	$10,000
Total	$40,943	$12,684	—	$53,627	—	$10,000	—	$10,000

Refer to Note 8 for Preferred Stock warrant liability.

5. Acquisition, Goodwill, and Acquired Intangible Assets

In June 2011, the Company acquired substantially all of the assets of Phanfare, Inc., for $1.9 million, net of cash acquired, and the assumption of certain liabilities. Phanfare's service enables users to create, maintain, and share online photo and video albums. The Company maintains the former service, employees, and office location of Phanfare.

The results of operations for the acquisition have been included in the Company's operations since the date of acquisition and were not material for the periods presented.

The acquisition of Phanfare has been accounted for as a purchase of a business and, accordingly, the total purchase price has been allocated to the tangible and identifiable intangible assets acquired and the net liabilities assumed based on their respective fair values on the acquisition date. As a result of the acquisition of Phanfare, the Company recorded goodwill in the amount of $1.5 million and identifiable intangible assets of $1.2 million. These identified intangible assets will be amortized on a straight-line basis over their estimated useful lives.

As of December 31, 2011, purchased intangible assets consist of the following (in thousands):

	Estimated Useful Life	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Developed technology	5 years	$ 880	$102	778
Customer relationships	3 years	180	35	145
Non-Compete agreements	5 years	150	18	132
		$1,210	$155	$1,055

The Company recorded amortization expense of $0.2 million for the year ended December 31, 2011 and future estimated amortization expense of acquired intangibles is as follows (in thousands):

2012	$ 266
2013	266
2014	231
2015	206
2016	86
	$1,055

6. Property and Equipment

Property and equipment consists of the following at December 31, 2011 and 2010 (in thousands):

	December 31,	
	2011	2010
Computer equipment	$ 36,633	$24,420
Software	1,239	650
Furniture and fixtures	512	302
Leasehold improvements	800	277
Total property and equipment	39,184	25,649
Less accumulated depreciation	(17,536)	(9,831)
Property and equipment, net	$ 21,648	$15,818

Depreciation expenses were $7.7 million, $5.1 million, and $3.0 million for the years ended December 31, 2011, 2010, and 2009, respectively.

7. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,	
	2011	2010
Accrued compensation	$2,706	$1,501
Accrued media spend	1,223	1,410
Accrued other expenses	1,070	1,036
Total accrued expenses	$4,999	$3,947

Carbonite, Inc.

8. Redeemable and Convertible Preferred Stock and Stockholders' Equity (Deficit)

Initial Public Offering

In August 2011, the Company closed its initial public offering ("IPO") of 7,187,500 shares of common stock at a price of $10.00 per share, including 937,500 shares of common stock pursuant to exercise of the underwriters' option to purchase additional shares. Of the total shares of common stock sold in the IPO, 6,303,973 shares were sold by the Company and 883,527 were sold by selling stockholders. The Company received aggregate proceeds of $58.6 million, net of underwriters' discounts and commissions, but before deducting offering expenses of approximately $3.0 million. Upon the closing of the IPO, the Company's outstanding shares of redeemable and convertible preferred stock ("Preferred Stock") converted into 13,483,473 shares of common stock and all outstanding warrants to purchase Preferred Stock converted into warrants to purchase 11,316 shares of common stock. Also simultaneously with the closing of the IPO, the Company's charter was amended and restated to authorize 45,000,000 shares of common stock, par value $0.01 per share, and 6,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock is undesignated.

Stock Split

In December 2009, the Board of Directors and shareholders approved a 3 for 1 stock split of the Company's common stock. As a result of this action, every share of common stock (including all authorized, issued and outstanding shares of common stock and all outstanding warrants and options to purchase shares of common stock) was split into three shares of common stock bearing the same par value. All of the Company's authorized, issued, and outstanding shares of common stock (including all outstanding warrants and options to purchase shares of common stock) since inception, have been restated in these financial statements to reflect the effect of the common stock split.

Redeemable and Convertible Preferred Stock

Prior to the Company's IPO, at which time all shares of Preferred Stock were converted into shares of common stock, the Company's Preferred Stock consisted of the following (in thousands, except share and per share amounts):

	December 31, 2010
Redeemable convertible preferred stock:	
Series A-2, $0.01 par value; 506,646 shares authorized, 502,874 shares issued and outstanding, at redemption value (liquidation value of approximately $4.4 million)	$ 4,404
Convertible preferred stock:	
Series A, $0.01 par value; 421,210 shares authorized, issued, and outstanding (liquidation value of approximately $2.4 million)	$ 1,793
Series A-1, $0.01 par value; 194,319 shares authorized, issued, and outstanding (liquidation value of approximately $1.1 million)	815
Series B, $0.01 par value; 1,259,319 shares authorized, issued, and outstanding (liquidation value of approximately $18.6 million)	15,200
Series B-2, $0.01 par value; 395,100 shares authorized and 368,400 shares issued and outstanding (liquidation value of approximately $6.4 million)	5,401
Series C, $0.01 par value; 1,206,802 shares authorized and 1,162,579 shares issued and outstanding (liquidation value of approximately $24.2 million)	21,194
Series D, $0.01 par value; 585,790 shares authorized and 563,822 and 585,790 shares issued and outstanding (liquidation value of approximately $21.2 million)	19,923
	$64,326

Carbonite, Inc.

Prior to the Company's IPO and the related conversion of all shares of Preferred Stock into shares of common stock, the rights, privileges, and preferences of the Preferred Stock were as follows:

Dividends

The holders of Preferred Stock were entitled to receive, out of funds lawfully available, dividends, when, as and if they were declared by the Board, at an annual rate per share, without compounding, equal to 6% of the original purchase price. Dividends accrued, whether or not declared, and were cumulative and payable upon the occurrence of a liquidation event for all Preferred Stock, as well as upon redemption for Series A-2. Therefore, dividends were accreted on the Series A-2 such that it was presented at redemption value. No dividends were declared through the date on which the Preferred Stock was converted into common stock.

Redemption

Holders of Series A-2 could have elected to have their shares redeemed at any time after December 31, 2012, upon written request to the Company. The redemption amount would have been the original issue price, plus any accrued but unpaid dividends. Dividends were accreted on Series A-2 such that it was presented at redemption value. Upon conversion of the Series A-2 to common stock, all accrued dividends were reversed through accumulated deficit.

Additional Rights, Preferences, and Privileges

In addition to those rights described above and the registration rights described below, the holders of the Company's Preferred Stock had certain voting rights, liquidation preferences, and conversion privileges. All rights, preferences and privileges associated with the Preferred Stock, other than the registration rights described below, were terminated at the time of the Company's IPO in conjunction with the conversion of all outstanding shares of Preferred Stock into shares of common stock.

Registration Rights

Pursuant to an investors' rights agreement, the holders of the Company's common stock that resulted from the conversion of the Preferred Stock have certain registration rights. The holders have the right to demand that the Company register such shares of common stock pursuant to the Securities Act of 1933, as amended. Subject to certain limitations, the Company shall bear the fees, costs and expenses of such registration, other than underwriting discounts and commissions. The Company is not required to settle such registration rights by delivery of registered shares or by a net cash settlement.

Warrants

In October 2006, in connection with a commercial line of credit, the Company issued a warrant to purchase shares of Series A-2, which, at the time of the Company's IPO, was converted into a warrant to purchase 11,316 shares of common stock at a price of $2.32 per share (the "Warrant"). The Warrant is exercisable at any time through expiration in October 2013. The Company valued the Warrant at the date of grant at $18 thousand, and recorded the fair value of the Warrant as a charge to interest expense. The Company remeasured the fair value of the Warrant each reporting period in accordance with the provisions of ASC 480, *Distinguishing Liabilities from Equity,* resulting in a fair value of $82 thousand as of December 31, 2010, which was recorded in other long-term liabilities. At the time of conversion of the Warrant in connection with the Company's IPO, the fair value of the Warrant was $74 thousand, which was reclassified as a component of additional paid-in capital. No portion of the Warrant has been exercised as of December 31, 2011.

64

9. Stock-based Awards

The Company's 2005 Stock Incentive Plan (the "2005 Plan") provided for granting of incentive stock options, non-qualified options, restricted stock, or other awards to the Company's employees, officers, directors, and outside consultants up to an aggregate of 3,601,551 shares of the Company's common stock. In conjunction with the effectiveness of the 2011 Equity Award Plan (the "2011 Plan"), the Board of Directors voted that no further stock options or other equity-based awards would be granted under the 2005 Plan.

In 2011, the Company's Board of Directors and stockholders adopted the 2011 Plan, which became effective concurrently with the consummation of the Company's IPO on August 11, 2011. The 2011 Plan provides for the issuance of stock options, restricted stock, and other stock-based awards to the employees, officers, directors, and consultants of the Company or its subsidiaries. In connection with the approval of the plan, the Company reserved 1,662,000 shares of common stock for issuance under the 2011 Plan. On January 1st of each year, beginning on January 1, 2012, the number of shares reserved under the 2011 Plan will increase by the lesser of 1,500,000 shares, 4.0% of the outstanding shares of common stock and common stock equivalents, or another amount determined by the Company's Board of Directors.

As of December 31, 2011, 794,800 shares of common stock were available for future grant under the 2011 Plan.

Share-based compensation is reflected in the consolidated statement of operations as follows for the years ended December 31, 2011, 2010, and 2009 (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Cost of revenues	$ 207	$ 45	$ 35
Research and development	511	171	88
General and administrative	346	227	188
Sales and marketing	381	99	79
	$1,445	$542	$390

Stock Options

Stock options granted to employees generally vest over a three- or four-year period, and expire ten years from the date of grant. Certain option awards provide for accelerated vesting if there is a change of control, as defined in the 2005 Plan or 2011 Plan, as applicable. The Company has generally granted stock options at exercise prices not less than the fair market value of its common stock on the date of grant.

The Company records compensation expense related to stock options based on the estimated fair value of the stock option on the date of grant amortized over the service periods for the individual awards, which generally equals the vesting periods. The Company uses the straight-line amortization method for recognizing stock-based compensation expenses.

Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the use of highly subjective estimates and assumptions, including the estimated fair value of the Company's common stock. Following its IPO, the Company used the quoted market price of its common stock to establish fair value of the common stock underlying stock options. Prior to the IPO, because there was no public market for the Company's common stock, the Company's Board of Directors determined the fair value of the Company's common stock with input from management, based on the report of an unrelated third-party valuation specialist.

Carbonite, Inc.

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model, which further requires the use of highly subjective estimates and assumptions, including expected stock price volatility, expected term of an award, risk-free interest rate, and expected dividend yield.

The assumptions used to estimate the fair value of the stock options using the Black-Scholes option-pricing model were as follows for the years ended December 31, 2011, 2010, and 2009:

	Years Ended December 31,		
	2011	2010	2009
Weighted-average fair value of common stock	$12.20	$7.32	$2.08
Risk-free interest rate	2.12% to 2.4%	1.45% to 3.04%	2.09% to 3.04%
Expected dividend yield	—%	—%	—%
Expected volatility	53% to 62%	61% to 64%	70% to 74%
Expected term (in years)	5.8 to 6.1	6.1	5 to 6.1

Risk-Free Interest Rate

The Company bases the risk-free interest rate that it uses in the option valuation model on U.S. Treasury zero-coupon issues with remaining maturities similar to the expected term of the options.

Expected Dividend Yield

The Company has not paid, and does not anticipate paying, cash dividends on shares of common stock; therefore, the expected dividend yield is assumed to be zero in the option valuation model.

Expected Volatility

Until the Company's IPO, as there had been no public market for the Company's common stock, the Company determined the volatility for options granted based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. Beginning at the time of the Company's IPO, the expected volatility of options granted has been determined using a combination of the historical volatility measures of this peer group of companies for a period equal to the expected term of the option.

Expected Term

The Company has limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. As a result, for stock option grants made during the years ended December 31, 2011, 2010, and 2009 the expected term was estimated using the "simplified method." The simplified method is based on the average of the vesting tranches and the contractual life of each grant.

Forfeitures

The Company is required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures, and records stock-based compensation expense only for those awards that are expected to vest.

The following table summarizes stock option activity under the 2005 and 2011 Plans:

	Number of Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands) (2)
Outstanding at December 31, 2010	2,472,848	$ 2.11	7.15	$22,222
Granted	1,269,550	$12.14		
Exercised	(825,302)	$ 1.20		
Canceled	(49,786)	$ 6.30		
Outstanding at December 31, 2011	2,867,310	$ 6.74	8.41	$12,491
Exercisable at December 31, 2011	909,163	$ 2.11	6.89	$ 8,169
Vested and expected to vest at December 31, 2011(1)	2,867,310	$ 6.74	8.41	$12,491

(1) Represents the number of vested stock options as of December 31, 2011, plus the number of unvested stock options expected to vest as of December 31, 2011, based on the unvested stock options outstanding at December 31, 2011, adjusted for estimated forfeitures.
(2) The aggregate intrinsic value is calculated as the positive difference between the exercise price of the underlying stock options and the fair value of the Company's common stock on December 31, 2010 and market value of the of the Company's common stock on December 31, 2011.

The weighted-average grant date fair value of options granted to employees during the years ended December 31, 2011, 2010, and 2009 was $6.47, $4.68, and $2.08 per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2011, 2010, and 2009 was approximately $8.0 million, $1.2 million, and $0.1 million, respectively.

At December 31, 2011 and 2010, there were approximately $9.4 million and $2.9 million of unrecognized stock-based compensation cost, net of estimated forfeitures, respectively, related to unvested stock options which is expected to be recognized over a weighted-average period of 2.96 and 3.48 years, respectively. The total unrecognized stock-based compensation cost will be adjusted for future changes in estimated forfeitures.

Incentive Unit Agreements

In 2011, the Company's Board of Directors adopted the Incentive Unit Plan, which provides up to an aggregate of 60,000 incentive units ("Units") to certain employees of its subsidiary in China to afford these employees the benefit of any appreciation in the value of the Company. The Units have a five year term and vest upon a performance condition, which has been satisfied, and a service period of up to four years. Upon vesting, the recipients of Units are entitled to a cash bonus based on the difference between the fair value of the Company's stock and the base value set forth in their respective Incentive Units Agreements. As of December 31, 2011, 39,250 Units are outstanding with a weighted average base value of $8.58. These outstanding Units are being accounted for as liability awards and the liability for such awards was $0.1 million at December 31, 2011. In January 2012, the Board of Directors determined to cease to issue any further grants pursuant to the Incentive Unit Plan.

Restricted Stock

In 2009, the Company sold an aggregate of 72,000 shares of common stock at the fair value of $1.31 per share to non-employee members of the Board of Directors under restricted stock agreements in accordance with the terms of the Company's 2005 Plan. During 2009, due to the departure of one board member, 18,000 of these shares were forfeited. The restricted stock vests ratably over three years from the grant date. In the event that a

member of the Board of Directors ceases to serve on the Company's Board of Directors for any reason, with or without cause, the Company has the right to repurchase some or all of the unvested shares at the fair values on the dates of issuance.

The fair value of the restricted shares is based on the fair value of the Company's common stock on the date of grant. Stock-based compensation expense related to restricted shares is recognized on a straight-line basis over the requisite service period. There are no performance-based measures.

Unvested share activity for the year ended December 31, 2011 is presented below:

	Shares	Weighted-Average Grant Date Fair Value per Share
Unvested shares outstanding at December 31, 2010 . . .	27,000	0.00
Granted	—	—
Vested	(18,000)	0.00
Forfeited	—	—
Unvested shares outstanding at December 31, 2011 . . .	9,000	$0.00

10. Income Taxes

The domestic and foreign components of loss before provision for income taxes were as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Domestic	$(22,562)	$(25,666)	$(19,225)
Foreign	(951)	(97)	—
Total	$(23,513)	$(25,763)	$(19,225)

A reconciliation of income taxes computed using the U.S. federal statutory rate to that reflected in operations follows:

	Year Ended December 31,		
	2011	2010	2009
Expected income tax benefit using U.S. federal statutory rate	34.0%	34.0%	34.0%
Change in the valuation allowance	(32.4)	(33.3)	(33.3)
Other	(1.7)	(0.7)	(0.7)
	(0.1)%	0.0%	0.0%

Components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	2011	2010
Net operating loss carryforwards	$ 34,411	$ 28,693
Research and development tax credit carryforwards	2,395	1,389
Deferred revenue	3,970	1,785
Depreciation	(878)	(811)
Other	225	188
Net deferred tax assets	40,123	31,244
Deferred tax asset valuation allowance	(40,146)	(31,244)
Net deferred tax liability	$ (23)	$ —

For the year ended December 31, 2011, the Company recorded a tax provision of $23 thousand related to tax amortization of goodwill. The Company did not provide for income taxes in the years ended December 31, 2010 and 2009 due to net losses. As of December 31, 2011, the Company had U.S. federal, state, and foreign net operating loss carryforwards of $89.0 million, $83.9 million and $1.0 million, respectively. Included in the federal net operating loss carryforward is $1.6 million that relates to excess tax deductions from share-based payments, the tax benefit of which will be recorded as an increase in additional paid-in capital when the deductions reduce current taxes payable. As of December 31, 2010, the Company had federal and state net operating loss carryforwards of approximately $72.6 million and $72.4 million, respectively. The federal net operating loss carryforwards will expire at various dates beginning in the year 2026 through 2032. State net operating loss carryforwards will expire at various dates beginning in 2012 through 2017. At December 31, 2011 and 2010, the Company had approximately $2.4 million and $1.4 million, respectively, of federal and state research and development tax credit carryforwards available to reduce future income taxes payable, which will expire at various dates beginning in the year 2023 through 2032.

Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. As required by the provisions of ASC 740, management has determined that it is more-likely-than-not that the Company will not utilize the benefits of federal and state deferred tax assets for financial reporting purposes. Accordingly, the deferred tax assets have been fully reserved at December 31, 2011 and 2010. The valuation allowance increased approximately $8.9 million and $10.1 million during the years ended December 31, 2011 and 2010, respectively, due primarily to the increase in the net operating loss carryforwards and research and development tax credits.

Future changes in Company ownership may limit the amount of net operating loss carryforwards and research and development credit carryforwards that can be utilized annually to offset future taxable income and taxes, respectively. In general, an ownership change, as defined by Section 382 of the Internal Revenue Code of 1986, as amended, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. The Company performed an analysis of its changes in ownership through December 31, 2011 and has adjusted its net operating loss carryforwards and research and development credit carryforwards to reflect the current usage limitations.

The Company's reserves related to taxes and its accounting for uncertain tax positions are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more-likely-than-not to be

Carbonite, Inc.

realized following resolution of any potential contingencies present related to the tax benefit. As of December 31, 2011 and 2010, the Company had no unrecognized tax benefits.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2011, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company's consolidated statements of operations.

The statute of limitations for assessment by the Internal Revenue Service ("IRS") and state tax authorities is open for tax years ending December 31, 2008, 2009, 2010, and 2011, although carryforward attributes that were generated prior to tax year 2008 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period. There are currently no federal or state audits in progress.

11. Commitments and Contingencies

Operating Leases

The Company leases various facilities under leases that expire at varying dates through 2016. Certain of these leases contain renewal options, and require the Company to pay operating costs, including property taxes, insurance, and maintenance.

The Company has lease agreements to rent office space in Boston, Massachusetts (corporate headquarters) Lewiston, Maine, Princeton, New Jersey, and Beijing, China, expiring in 2016 or earlier. The Company has lease agreements to rent data center space in Boston, Massachusetts, Wakefield, Massachusetts and Phoenix, Arizona, expiring in 2016 or earlier. The terms of the several of these leases include escalating rent and free rent periods. Accordingly, the Company recorded a deferred rent liability related to the free rent and escalating rent payments and rent is being recognized on a straight-line basis over the terms of the leases. At December 31, 2011 and 2010, $0.4 million and $0.2 million, respectively, are included in accrued expenses and other long-term liabilities related to the deferred rent.

The Company also maintains a hosting service agreement with a third-party data center vendor that is subject to annual renewal and a 120 day cancellation right.

Future non-cancellable minimum lease payments under all operating leases as of December 31, 2011, are as follows (in thousands):

Years Ended December 31,	Office Leases	Data Center Leases	Total
2012	$1,234	$1,932	$ 3,166
2013	1,531	1,802	3,333
2014	1,279	1,340	2,619
2015	1,368	1,221	2,589
2016	1,408	63	1,471
	$6,820	$6,358	$13,178

Other Non-cancellable Commitments

As of December 31, 2011, the Company had non-cancelable commitments of $5.1 million payable in 2012, and $0.7 million payable in 2013, and $0.3 million payable in 2014, primarily consisting of marketing and technology services contracts.

Litigation

In August 2010, Oasis Research, LLC ("Oasis Research") filed a lawsuit against the Company and many other companies in the U.S. District Court for the Eastern District of Texas, alleging, with respect to the Company, that the Company's online backup storage services infringe four patents held by Oasis Research. Oasis Research seeks an award for damages in an unspecified amount. The Company expects that a trial date will be set for late 2012 or early 2013. Neither the ultimate outcome of this litigation nor an estimate of a probable loss or any reasonably possible losses can be assessed at this time. The Company intends to defend itself vigorously.

In the ordinary course of business the Company is involved in litigation incidental to its business; however, the Company's management is not aware of any pending legal proceeding or other loss contingency, whether asserted or unasserted, affecting the Company for which it might become liable or the outcome of which management expects to have a material impact on the Company.

12. Retirement Plan

The Company has a 401(k) defined contribution savings plan for its employees who meet certain employment status and age requirements. The plan allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company did not contribute to this plan for the years ended December 31, 2011, 2010, and 2009. Effective January 1, 2012, the Company has elected to make a matching contribution of up to 4% of each employee's wages.

13. Related Party Transactions

One investor in certain of the Company's perferred stock financings is also the Company's Assistant Secretary and primary outside legal counsel. Legal fees paid to this firm totaled $4.2 million, $1.1 million and $0.5 million for the years ended December 31, 2011, 2010, and 2009, respectively. At December 31, 2011 and 2010, the Company had outstanding payables and accruals to the legal firm of $0.4 million and $0.5 million, respectively.

In December 2011, in connection with an employee/affiliate exercise of stock options, the Company remitted $0.1 million on such employee/affiliate's behalf for payroll taxes. The Company was reimbursed in full in January 2012.

14. Revolving Credit Facility

The Company maintains a revolving line of credit with a bank pursuant to which the Company may borrow up to $15 million through August 31, 2012. Advances under the line of credit bear interest on the outstanding daily balance, at an annual rate equal to the lender's prime reference rate plus 1%. The Company has pledged its accounts receivable, equipment, and shares of its subsidiaries to the lender to secure its obligations under the credit facility, and has also agreed not to grant a security interest in or pledge its intellectual property to any third party. The credit facility contains customary events of default, conditions to borrowings and restrictive covenants, including restrictions on the Company's ability to dispose of assets, make acquisitions, incur additional debt, incur liens, make distributions to stockholders, make investments, or enter into certain types of

Carbonite, Inc.

related party transactions. The credit facility also includes financial and other covenants including covenants to maintain a minimum adjusted net worth, a minimum number of total subscribers, and a minimum cash deposit with the bank. To date, the Company has not borrowed any amounts under this $15 million revolving line of credit.

15. Quarterly information (Unaudited)

Quarterly results of operations are as follows (in thousands, except per share amounts):

	For the three months ended:							
	Dec. 31, 2011	Sept. 30, 2011	June 30, 2011	March 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	March 31, 2010
Statements of Operations Data:								
Revenue	$17,344	$15,926	$14,399	$12,843	$11,556	$10,322	$ 9,062	$ 7,632
Gross profit	10,562	9,817	8,753	8,178	6,982	6,061	5,092	4,144
Loss from operations	(6,101)	(7,438)	(4,662)	(5,353)	(4,967)	(6,695)	(5,942)	(8,292)
Net loss	(6,131)	(7,416)	(4,652)	(5,337)	(4,992)	(6,658)	(5,894)	(8,219)
Basic and Diluted net loss per share	$ (0.24)	$ (0.47)	$ (0.93)	$ (1.09)	$ (1.13)	$ (1.52)	$ (1.35)	$ (1.91)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2011. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2011, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financing Reporting

This Annual Report on Form 10-K does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be contained in our definitive proxy statement to be filed with the Securities and Exchange Commission in connection with our 2012 annual meeting of stockholders (the "Proxy Statement"), which is expected to be filed not later than 120 days after the end of our fiscal year ended December 31, 2011, and is incorporated in this Annual Report on Form 10-K by reference.

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer and principal financial officer. The Code of Business Conduct and Ethics is posted on our website at http://investor.carbonite.com/governance.cfm.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Business Conduct and Ethics by posting such information on our website, at the address and location specified above and, to the extent required by the listing standards of The NASDAQ Stock Market, by filing a Current Report on Form 8-K with the SEC, disclosing such information.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information, if any, required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

See Index to Consolidated Financial Statements on page 50 of this Annual Report on Form 10-K, which is incorporated into this Item by reference.

(a)(3) Exhibits

See Exhibit Index to this Annual Report on Form 10-K, which is incorporated into this Item by reference. Each management contract or compensatory plan or arrangement required to be filed has been identified.

(b) Exhibits

See Exhibit Index to this Annual Report on Form 10-K, which is incorporated into this Item by reference.

(c) Financial Statement Schedules

All financial statement schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARBONITE, INC.

Dated: March 7, 2012

By: /s/ David Friend
David Friend
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Friend and Andrew P. Keenan, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Annual Report on Form 10-K of Carbonite, Inc., and any or all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his, her, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David Friend David Friend	Chief Executive Officer and Director (Principal Executive Officer)	March 7, 2012
/s/ Andrew P. Keenan Andrew P. Keenan	Chief Financial Officer (Principal Financial and Accounting Officer)	March 7, 2012
/s/ Jeffry Flowers Jeffry Flowers	Director	March 7, 2012
/s/ Gary Hromadko Gary Hromadko	Director	March 7, 2012
/s/ Charles Kane Charles Kane	Director	March 7, 2012
/s/ Todd Krasnow Todd Krasnow	Director	March 7, 2012
/s/ William G. Nelson William G. Nelson	Director	March 7, 2012
/s/ Pravin Vazirani Pravin Vazirani	Director	March 7, 2012

EXHIBIT INDEX

Exhibit No.	Description
3.1(1)	Amended and Restated Certificate of Incorporation of Carbonite, Inc.
3.2(2)	Amended and Restated By-Laws of Carbonite, Inc.
4.1(3)	Form of Common Stock Certificate.
4.2(4)	Third Amended and Restated Investors' Rights Agreement by and among Carbonite, Inc. and the persons and entities listed on Exhibit A attached thereto, dated as of December 24, 2009.
10.1(2)#	Amended and Restated 2005 Stock Incentive Plan and Form of Incentive Stock Option Agreement, Nonqualified Stock Option Agreement, and Stock Restriction Agreement under the Amended and Restated 2005 Stock Incentive Plan.
10.2(2)#	2011 Equity Award Plan and Form of Incentive Stock Option Agreement, Nonqualified Stock Option Agreement, and Stock Restriction Agreement under the 2011 Equity Award Plan.
10.3(4)#	Form of Indemnification Agreement by and between Carbonite, Inc. and each of its directors and executive officers.
10.4(4)#	Severance Agreement with David Friend, dated as of May 3, 2011.
10.5(4)#	Severance Agreement with Jeffry Flowers, dated as of May 4, 2011.
10.6(4)#	Offer and Employment Agreement with Andrew Keenan, dated as of April 27, 2007.
10.6.A(4)#	Amendment to Offer and Employment Agreement with Andrew Keenan, dated as of May 5, 2011.
10.7(4)#	Offer Letter with Swami Kumaresan, dated as of September 7, 2007.
10.7.A(4)#	Amendment to Offer Letter with Swami Kumaresan, dated as of April 18, 2011.
10.8(4)	Office Lease with Trustees of Church Realty, dated as of June 25, 2009.
10.9(4)	Office Lease with Church Realty Trust, dated as of May 20, 2010.
10.10(4)	Colocation/Interconnection License with Markley Boston, LLC, dated as of August 20, 2006.
10.10.A(4)	First Amendment to Colocation/Interconnection License with Markley Boston, LLC, dated as of October 31, 2006.
10.10.B(4)	Second Amendment to Colocation/Interconnection License with Markley Boston, LLC, dated as of January 9, 2008.
10.10.C(4)	Third Amendment to Colocation/Interconnection License with Markley Boston, LLC, dated as of October 31, 2008.
10.11(4)	Master Services Agreement with Internap Network Services, Corp., executed on or about December 3, 2008.
10.12(4)	Loan and Security Agreement with Comerica Bank, dated as of May 11, 2011.
10.13(5)	Commercial Lease with Lewiston Properties, LLC, dated as of May 13, 2011.
10.14(5)	Turn Key Datacenter Lease with GIP Wakefield, LLC, dated as of June 3, 2011.
10.15(3)	Carbonite (China) Co., Ltd. Incentive Unit Plan and Form of Incentive Units Agreement under the Incentive Unit Plan.
10.16(6)	Offer Letter with Oussama El-Hilali, dated as of August 11, 2011.
10.17†	Turn Key Datacenter Lease with Digital Phoenix Van Buren, LLC, dated as of November 29, 2011.
21.1	List of subsidiaries.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
24.1	Power of Attorney (included on signature pages to this Annual Report on Form 10-K).
31.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS+	XBRL Instance Document.
101.SCH+	XBRL Taxonomy Extension Schema Document.
101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document.

Exhibit No.	Description
101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB+	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE+	XBRL Taxonomy Extension Presentation Linkbase Document.

(1) Filed as the same numbered exhibit to Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2011, and incorporated herein by reference.

(2) Filed as the same numbered exhibit to Amendment No. 2 to Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 13, 2011, and incorporated herein by reference.

(3) Filed as the same numbered exhibit to Amendment No. 3 to Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 25, 2011, and incorporated herein by reference.

(4) Filed as the same numbered exhibit to Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 12, 2011, and incorporated herein by reference.

(5) Filed as the same numbered exhibit to Amendment No. 1 Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 15, 2011, and incorporated herein by reference.

(6) Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2011, and incorporated herein by reference.

# Indicates a management contract or compensatory plan.

* These certificates are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference in any filing we make under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, irrespective of any general incorporation language in any filings.

† Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.

+ In accordance with Rule 406T of Regulation S-T, these XBRL (eXtensible Business Reporting Language) documents are furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

Carbonite, Inc. is a leading provider of online backup solutions for consumers and small and medium sized businesses. Subscribers in more than 100 countries rely on Carbonite to provide easy-to-use, affordable and secure online backup solutions with Anytime, Anywhere data Access. Carbonite's online backup solution runs on both the Windows and Mac platforms. We have backed up nearly 200 billion files, restored more than 7 billion files and currently back up more than 300 million files each day. For more information, please visit: www.carbonite.com, twitter.com/carbonite, twitter.com/carbonitebiz, or facebook.com/CarboniteOnlineBackup.

BOARD OF DIRECTORS

David Friend
Founder, President and CEO, Carbonite, Inc.

Gary Hromadko
Venture Partner, Crosslink Capital

William Nelson
Former Chairman and CEO, GEAC Computer Corporation Limited

Jeff Flowers
Founder and former Chief Architect, Carbonite, Inc.

Charles Kane
Board Member and former President, One Laptop per Child

Senior Lecturer-International Finance, MIT Sloan Graduate School of Management

Todd Krasnow
President, Cobbs Capital, Inc.

Former Executive Vice President of Sales and Marketing, Staples, Inc.

Pravin Vazirani
Managing Director, Menlo Ventures

EXECUTIVE MANAGEMENT TEAM

David Friend, President and CEO

Eric Golin, Chief Technology Officer

Andrew Keenan, Chief Financial Officer

Swami Kumaresan, EVP, Sales and Marketing

Danielle Sheer, General Counsel and Secretary

Oussama El-Hilali, SVP, Engineering

Pete Lamson, SVP, Small Business

Tom Murray, SVP, Marketing

Bill Phelan, SVP, Product

Richard Surace, SVP, Customer Service

CORPORATE OFFICE ADDRESS

177 Huntington Ave. Boston, MA 02115
617-587-1100

INVESTOR INFORMATION

To receive a free copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission, write to Investor Relations at the Corporate Office, email investor.relations@carbonite.com, or call 617-587-1102. Press releases and other investor information may also be obtained through the Investor Relations section of our website at investor.carbonite.com.

CORPORATE GOVERNANCE

Corporate governance information may be obtained through the Investor Relations section of our website at investor.carbonite.com.

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP
200 Clarendon St. Boston, MA 02116

LEGAL COUNSEL

Foley & Lardner LLP
111 Huntington Ave. Boston, MA 02199

TRANSFER AGENT

American Stock Transfer & Trust Company, LLC
6201 15th Ave. Brooklyn, NY 11219

ANNUAL MEETING

Foley & Lardner LLP
111 Huntington Ave. Boston, MA 02199
June 18, 2012, 9:00 a.m.

WWW.CARBONITE.COM

CORPORATE HEADQUARTERS
177 Huntington Avenue
Boston, MA 02115

THE BETTER BACKUP PLAN™

CARBONITE●

April 27, 2012

Dear Fellow Stockholders:

I am pleased to invite you to attend the 2012 Annual Meeting of Stockholders of Carbonite, Inc. to be held on Monday, June 18, 2012 at 9:00 a.m. Eastern Time at Foley & Lardner LLP, 111 Huntington Avenue, Boston, Massachusetts 02199.

Details regarding the meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

Your vote is important. Whether or not you plan to attend the 2012 Annual Meeting, I hope that you will vote as soon as possible. You may vote over the internet, by telephone, or in person at our Annual Meeting or, if you receive your proxy materials by U.S. mail, you may also vote by mailing a proxy card.

Thank you for your ongoing support of and continued interest in Carbonite, Inc. We look forward to seeing you at our Annual Meeting.

Sincerely,

David Friend
Chairman, President, and Chief Executive Officer

CARBONITE, INC.
177 Huntington Avenue
Boston, Massachusetts 02115

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 18, 2012

Notice is hereby given that the 2012 Annual Meeting of Stockholders (the "Annual Meeting") of Carbonite, Inc., a Delaware corporation (the "Company"), will be held at Foley & Lardner LLP, 111 Huntington Avenue, Boston, Massachusetts 02199, on Monday, June 18, 2012, at 9:00 a.m. Eastern Time for the following purposes:

1. To elect one Class I director to hold office until the 2015 annual meeting of stockholders or until his successor is elected and qualified;

2. To ratify the selection by the Audit Committee of the Board of Directors of the Company (the "Audit Committee") of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2012;

3. To approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the accompanying materials;

4. To hold an advisory vote on the frequency (every one, two, or three years) of future advisory votes on executive compensation; and

5. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Stockholders of record at the close of business on Friday, April 20, 2012 (the "Record Date") are entitled to receive this notice of the Annual Meeting and to vote at the Annual Meeting and at any adjournments of such meeting.

We have elected to use the internet as our primary means of providing our proxy materials to stockholders. Accordingly, most stockholders will not receive paper copies of our proxy materials. On or about April 27, 2012, we will mail to stockholders of record as of the Record Date a Notice of Internet Availability of Proxy Materials (the "Notice") with instructions for voting via the internet and for accessing our proxy materials, which include our Proxy Statement and our 2011 annual report to stockholders (the "Annual Report"). The Notice also provides information on how stockholders may obtain paper copies of our proxy materials free of charge, if they so choose. The electronic delivery of our proxy materials will significantly reduce our printing and mailing costs and the environmental impact of our proxy materials.

The Notice also provides the date, time, and location of the Annual Meeting; the matters to be acted upon at the Annual Meeting and the recommendation of our Board of Directors with regard to each such matter; a toll-free number, an email address, and a website where stockholders can request a paper or email copy of our proxy materials and a form of proxy relating to the Annual Meeting; information on how to electronically access the form of proxy; and information on how to attend the Annual Meeting and vote in person.

By Order of the Board of Directors,

Danielle Sheer
General Counsel and Secretary

April 27, 2012

CARBONITE, INC.
177 Huntington Avenue
Boston, Massachusetts 02115
PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 18, 2012

The Board of Directors of Carbonite, Inc. is soliciting your proxy to vote at the Annual Meeting of Stockholders to be held on June 18, 2012, at 9:00 a.m. Eastern Time and any adjournment or postponement of that meeting (the "Annual Meeting"). The Annual Meeting will be held at Foley & Lardner LLP, 111 Huntington Avenue, Boston, Massachusetts 02199. We intend to mail a Notice of Internet Availability of Proxy Materials on or about April 27, 2012, to stockholders of record as of April 20, 2012 (the "Record Date"). The only voting securities of Carbonite are shares of common stock, par value $0.01 per share (the "Common Stock"). There were 25,411,472 shares of Common Stock outstanding as of the Record Date. We need the holders of a majority in voting power of the shares of Common Stock issued and outstanding and entitled to vote, present in person or represented by proxy, to hold the Annual Meeting.

In this Proxy Statement, we refer to Carbonite, Inc. as the "Company," "Carbonite," "we" or "us" and the Board of Directors as the "Board." When we refer to Carbonite's fiscal year, we mean the twelve-month period ending December 31 of the stated year.

The Company's Annual Report, including our Annual Report on Form 10-K for the year ended December 31, 2011, which contains consolidated financial statements for the 2011 fiscal year, accompanies this Proxy Statement. You also may obtain a copy of the Company's Annual Report on Form 10-K that was filed with the Securities and Exchange Commission (the "SEC"), without charge, by writing to our Investor Relations department at the above address. The Company's Annual Report on Form 10-K is also posted on our website at http://investor.carbonite.com/sec.cfm.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on the Record Date (April 20, 2012) will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, there were 25,411,472 shares of Common Stock issued and outstanding, and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If, on the Record Date, your shares were registered directly in your name with Carbonite's transfer agent, American Stock Transfer & Trust Company, LLC ("AmStock"), then you are a stockholder of record. As a stockholder of record, you may vote in person at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to fill out and return the enclosed proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure that your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If, on the Record Date, your shares were held in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent as to how to vote the shares of Common Stock in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you request and obtain a valid proxy card from your broker or other agent.

What am I being asked to vote on?

You are being asked to vote **FOR:**

- the election of one Class I director to hold office until the 2015 annual meeting of stockholders or until his successor is elected and qualified;

- the ratification of the selection by the Audit Committee of our Board of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2012; and

- the approval, on an advisory basis, of the compensation of the Company's named executive officers.

You are also being asked to vote, on an advisory basis, for **ONE YEAR** as the frequency of future advisory votes on executive compensation.

In addition, you are entitled to vote on any other matters that are properly brought before the Annual Meeting.

How do I vote?

You may vote by mail or follow any alternative voting procedure described on the proxy card or the Notice of Internet Availability of Proxy Materials. To use an alternative voting procedure, follow the instructions on each proxy card that you receive or on the Notice of Internet Availability of Proxy Materials.

For the election of the director, you may either vote "For" the nominee or you may "Withhold" your vote for the nominee. For the ratification of the selection of the Company's independent auditors and the advisory vote on named executive officer compensation, you may vote "For" or "Against" or abstain from voting. For the advisory vote on the frequency of the advisory vote on named executive officer compensation, you may choose among four options—holding the vote every one, two or three years, or abstaining.

The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the Annual Meeting. Alternatively, you may vote by mail by using the accompanying proxy card if you receive your proxy materials by U.S. mail, over the internet, or by telephone. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted. Even if you have submitted a proxy before the Annual Meeting, you may still attend the Annual Meeting and vote in person. In such case, your previously submitted proxy will be disregarded.

- To vote in person, come to the Annual Meeting and we will give you a ballot when you arrive.

- To vote by proxy over the internet or by telephone, follow the instructions provided on the proxy card or in the Notice of Internet Availability of Proxy Materials.

- If you requested printed copies of the proxy materials by mail, you may vote by mail by using the accompanying proxy card by completing, signing, and dating the proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from us. To ensure that your vote is counted, follow the directions set forth on the voting

2

instruction card and voting instructions that you receive. To vote in person at the Annual Meeting, you must obtain a valid proxy card from your broker, bank, or other agent. Follow the instructions from your broker, bank, or other agent included with these proxy materials, or contact your broker, bank, or other agent to request a proxy card.

Who counts the votes?

AmStock has been engaged as our independent agent to tabulate stockholder votes. If you are a stockholder of record, your executed proxy card is returned directly to AmStock for tabulation. As noted above, if you hold your shares through a broker, your broker returns one proxy card to AmStock on behalf of all its clients.

How are votes counted?

Each share of Common Stock outstanding on the Record Date is entitled to one vote on each matter.

With respect to Proposal One, the election of the director, the nominee receiving the highest number of votes will be elected.

With respect to Proposal Two, Proposal Three and Proposal Four, the affirmative vote of the holders of a majority in voting power of the shares of Common Stock which are present in person or by proxy and entitled to vote on each proposal is required for approval. With respect to Proposal Four, the frequency of future advisory votes on named executive officer compensation, if none of the frequency alternatives (one year, two years, or three years) receives a majority vote, the Company will consider the alternative receiving the greatest number of votes to be the frequency that stockholders recommend. However, because this vote is advisory and not binding on us, our Board, or the compensation committee thereof (the "Compensation Committee") in any way, our Board may decide that it is in the Company and our stockholders' best interests to hold an advisory vote on named executive officer compensation more or less frequently than the option approved by our stockholders.

If your shares are held by a broker, bank, or other agent (that is, in "street name") and you do not instruct the broker, bank, or other agent as to how to vote these shares on Proposals One, Three, or Four, the broker, bank, or other agent may not exercise discretion to vote for or against those proposals. This would be a "broker non-vote" and these shares will not be counted as having been voted on the applicable proposal. However, "broker non-votes" will be considered present and entitled to vote at the Annual Meeting and will be counted towards determining whether or not a quorum is present. With respect to Proposal Two, the broker, bank, or other agent may exercise its discretion to vote for or against that proposal in the absence of your instruction. **Please instruct your broker, bank, or other agent so that your vote can be counted**.

If stockholders abstain from voting, including brokers, banks, or other agents holding their clients' shares of record who cause abstentions to be recorded, these shares will be considered present and entitled to vote at the Annual Meeting and will be counted towards determining whether or not a quorum is present. Abstentions will have no effect with regard to Proposal One, because approval of a percentage of shares present or outstanding is not required for this proposal. With regard to Proposals Two and Three, abstentions will have the same effect as an "Against" vote. With regard to Proposal Four, abstentions will be counted as such.

Why did I receive a one-page notice in the mail regarding the internet availability of proxy materials instead of a full set of proxy materials?

Pursuant to rules adopted by the SEC, we have elected to provide access to our proxy materials over the internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials to our stockholders. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice of Internet Availability of Proxy Materials or request a printed set of the proxy materials. Instructions on how to

access the proxy materials over the internet or to request a printed copy may be found in the Notice of Internet Availability of Proxy Materials. In addition, stockholders may request proxy materials by mail or electronically by email on an ongoing basis. We encourage stockholders to take advantage of the availability of the proxy materials on the internet to help reduce the environmental impact of the Annual Meeting.

How do I vote via internet or telephone?

You may vote by proxy via the internet or by telephone by following the instructions provided on the proxy card or in the Notice of Internet Availability of Proxy Materials. Please be aware that if you vote over the internet, you may incur costs such as telephone and internet access charges for which you will be responsible. The internet and telephone voting facilities for eligible stockholders of record will close at 11:59 p.m. Eastern Time on June 17, 2012. The giving of such a telephonic or internet proxy will not affect your right to vote in person should you decide to attend the Annual Meeting.

The telephone and internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly.

What if I return a proxy card but do not make specific choices?

If we receive a signed and dated proxy card and the proxy card does not specify how your shares are to be voted, your shares will be voted "For" the election of the nominee for director, "For" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm, "For" the approval, on an advisory basis, of named executive officer compensation, and for every "One" year as the frequency for future advisory vote on named executive officer compensation. If any other matter is properly presented at the Annual Meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to mailed proxy materials and proxy materials available over the internet, our directors, officers, and employees may also solicit proxies in person, by telephone or by other means of communication. Directors, officers, and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks, and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one set of materials?

If you receive more than one set of materials, your shares are registered in more than one name or are registered in different accounts. In order to vote all of the shares that you own, you must either sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards or Notice of Internet Availability of Proxy Materials that you receive.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy with a later date.

- You may send a written notice that you are revoking your proxy to Carbonite's Secretary at 177 Huntington Avenue, Boston, Massachusetts 02115.

- You may attend the Annual Meeting and vote in person. Simply attending the Annual Meeting will not, by itself, revoke your proxy.

If your shares are held by your broker, bank, or other agent, you should follow the instructions provided by such broker, bank, or other agent.

When are stockholder proposals due for next year's Annual Meeting?

If you are interested in submitting a proposal or information about a proposed director candidate for inclusion in the proxy statement for our 2013 annual meeting, you must follow the procedures outlined in Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). To be eligible for inclusion in the proxy statement, we must receive your stockholder proposal or information about your proposed director candidate at the address noted below no later than December 28, 2012.

If you wish to present a proposal or a proposed director candidate at our 2013 annual meeting, but do not wish to have the proposal or director candidate considered for inclusion in the proxy statement and proxy card, you must also give written notice to Carbonite's Secretary at the address noted below. We must receive this required notice by March 20, 2013, but no sooner than February 18, 2013. However, if the 2013 annual meeting is held before May 19, 2013 or after August 27, 2013, then we must receive the required notice of a proposal or proposed director candidate no earlier than the 120th day prior to the 2013 annual meeting and no later than the close of business on the later of (1) the 70th day prior to the 2013 annual meeting and (2) the 10th day following the date on which public disclosure of the date of the 2013 annual meeting was made. You are also advised to review our By-Laws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

Any proposals, notices, or information about proposed director candidates should be sent to Carbonite's Secretary at 177 Huntington Avenue, Boston, Massachusetts 02115.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if the holders of a majority in voting power of the shares of Common Stock issued and outstanding and entitled to vote are present in person or represented by proxy at the Annual Meeting. On the Record Date, there were 25,411,472 shares of Common Stock outstanding and entitled to vote. Accordingly, 12,705,737 shares of Common Stock must be represented by stockholders present at the Annual Meeting or by proxy to have a quorum.

Your shares will be counted towards the quorum if you submit a valid proxy vote or vote at the Annual Meeting. Abstentions and broker non-votes will also be counted towards the quorum requirement. If there is no quorum, either the chairperson of the Annual Meeting or a majority in voting power of the stockholders entitled to vote at the Annual Meeting and present in person or represented by proxy, may adjourn the Annual Meeting to another time or place.

How can I find out the results of the voting at the Annual Meeting?

Voting results will be announced by the filing of a Current Report on Form 8-K within four business days after the Annual Meeting. If final voting results are unavailable at that time, we will file an amended Current Report on Form 8-K within four business days of the day on which the final results are available.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company's Amended and Restated Certificate of Incorporation provides that the Board shall be divided into three classes, with the directors in each class having a three-year term. Except as otherwise provided by law and subject to the rights of any class or series of preferred stock, vacancies on the Board (including a vacancy created by an increase in the size of the Board) may be filled only by the affirmative vote of a majority of the remaining directors. A director elected by the Board to fill a vacancy (other than a vacancy created by an increase in the size of the Board) shall serve for the unexpired term of such director's predecessor in office and until such director's successor is elected and qualified. A director appointed to fill a position resulting from an increase in the size of the Board shall serve until the next annual meeting of stockholders where the class of directors to which such director is assigned by the Board is to be elected by stockholders and until such director's successor is elected and qualified.

The Board currently consists of seven directors, divided into the three following classes:

- *Class I directors:* Gary Hromadko and Pravin Vazirani, whose current terms will expire at the Annual Meeting;

- *Class II directors:* Charles Kane and William G. Nelson, whose current terms will expire at the annual meeting of stockholders to be held in 2013; and

- *Class III directors:* David Friend, Jeffry Flowers, and Todd Krasnow, whose current terms will expire at the annual meeting of stockholders to be held in 2014.

At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third subsequent annual meeting of stockholders.

Mr. Vazirani has been nominated by our Board to serve as a Class I director and he has agreed to stand for reelection. Mr. Hromadko notified the Board that he did not wish to stand for reelection and, accordingly, the Board commenced a search process to identify a nominee to serve as a Class I director in the seat previously held by Mr. Hromadko. The search for such a director is ongoing and the Board has not nominated any person to stand for election at the Annual Meeting to fill the seat previously held by Mr. Hromadko. Any director elected at the Annual Meeting will hold office from the date of his election by the stockholders until the third subsequent annual meeting of stockholders and until his successor is elected and has been qualified, or until his earlier death, resignation, or removal.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of Mr. Vazirani. In the event that Mr. Vazirani should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as the Board may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve. Directors are elected by a plurality of the votes cast at the Annual Meeting.

The following table sets forth, for the Class I nominee and our other current directors, information with respect to their ages and positions/offices held with the Company.

Name	Age	Position
David Friend	64	Chief Executive Officer, President, and Chairman of the Board
Jeffry Flowers	58	Director
Gary Hromadko (1)(4)	59	Director
Charles Kane (1)	54	Director
Todd Krasnow (1)(2)	54	Director (Lead Independent Director)
William G. Nelson (1)(3)	77	Director
Pravin Vazirani (2)(3)	40	Director

(1) Member of Audit Committee of the Board.
(2) Member of Compensation Committee of the Board.
(3) Member of Nominating and Corporate Governance Committee of the Board.
(4) Not nominated for reelection to the Board.

Set forth below is biographical information for the nominee, each person whose term of office as a director will continue after the Annual Meeting, and each person currently serving as a director who will not continue in office after the Annual Meeting. The following includes certain information regarding our directors' individual experience, qualifications, attributes and skills that led the Board to conclude that they should serve as directors.

Nominees for Election to a Three-Year Term Expiring at the 2015 Annual Meeting of Stockholders

Pravin Vazirani has served on our Board since April 2007. Since August 2005, Mr. Vazirani has been a managing director of Menlo Ventures, a venture capital firm focused on technology investments. Previously, Mr. Vazirani served as an engineer for Pacific Communication Sciences, Inc., as a product manager for ADC Telecommunications and as an engineer for Jet Propulsion Laboratory. Mr. Vazirani is also a member of the board of directors of Bloomspot, Inc., Credant Technologies, Edgecast Networks Inc., Fab.com., Inc., Glympse, Inc., Lumosity, Inc., Nexenta Systems, Inc., NovaTorque, Inc., and Sepaton, Inc. Mr. Vazirani holds an M.B.A. from the Harvard University Graduate School of Business and a B.S. and a M.S. in Electrical Engineering from the Massachusetts Institute of Technology. We believe that Mr. Vazirani is qualified to serve on our Board due to his experience with the venture capital industry and a wide variety of internet and technology companies, as well as the perspective he brings as an affiliate of one of our major stockholders.

Directors Continuing in Office Until the 2013 Annual Meeting of Stockholders

Charles Kane has served on our Board since July 2011. Since November 2006, Mr. Kane has served as a director of One Laptop Per Child, a non-profit organization that provides computing and internet access for students in the developing world, for which he also served as president and chief operating officer from March 2008 to July 2009. From July 2007 to March 2008, Mr. Kane served as executive vice president and chief administrative officer of Global BPO Services Corp., a special purpose acquisition corporation, and from August 2007 to March 2008, as chief financial officer of Global BPO. Prior to that time, he served as chief financial officer of RSA Security Inc., a provider of e-security solutions, from May 2006 to October 2006. From July 2003 to May 2006, Mr. Kane served as chief financial officer of Aspen Technology, Inc., a provider of supply chain management software and professional services. Earlier in his career, Mr. Kane served as president and chief executive officer of Corechange, Inc., an enterprise software company, and as chief financial officer of Informix Software, Inc., a provider of database management systems. Mr. Kane also held financial positions with Stratus Computer, Inc., Prime Computer Inc., and Deloitte & Touche LLP. Since November 2006, Mr. Kane has served as a member of the board of directors and as chairman of audit committee of Progress Software Corp., a publicly-traded provider of infrastructure software, and since May 2010, he has served as a member of the board of directors and as chairman of the audit committee of Demandware, Inc., a provider of e-commerce solutions.

Since April 2012, Mr. Kane has also served as a member of the board of directors of Panopticon Software AB, a provider of data visualization software. He also served as member of the board of directors of Borland Software Corp., a publicly-traded provider of open application lifecycle management solutions, from August 2007 to July 2009, Netezza Corporation, a publicly-traded data warehouse appliance provider, from May 2005 to November 2010, and Applix Inc., a publicly-traded provider of enterprise planning software, from January 2002 to March 2007. Mr. Kane holds a B.B.A. in accounting from the University of Notre Dame, an M.B.A. in international finance from Babson College, and is senior lecturer of international finance at the Massachusetts Institute of Technology Sloan School of Management. We believe that Mr. Kane is qualified to serve on our Board due to his significant experience both in senior financial roles and as a director of other publicly-traded companies.

William G. Nelson has served on our Board since September 2005. From September 1988 to March 2006, Mr. Nelson served on the board of directors and was a member of the audit committee of the board of directors of GEAC Computer Corporation Limited, a publicly-traded enterprise software company. He served as chairman of GEAC's board of directors from September 1996 to April 1999 and also served as GEAC's CEO and president from September 1996 to April 1999. Previously he served as president of Pansophic Systems, Inc., a publicly-traded system software company, CEO and president of On-line Software, Inc., a publicly-traded system software company, and president and CEO of Pilot Software, Inc. Mr. Nelson serves as chairman of the board of directors of Harris Data Service of Wisconsin, Inc., a computer software company, and serves as a director and chairman of the audit committee of CHD Bioscience, Inc. He also served as a member of the board of directors and chairman of the audit committee of HealthGate Data Corp., a publicly-traded health data services company, from October 2000 to December 2008. Mr. Nelson holds a Ph.D. in Economics from Rice University, an M.B.A. in Finance and Accounting from The Wharton School of the University of Pennsylvania, and a B.A. in Chemistry from Swarthmore College. We believe that Mr. Nelson is qualified to serve on our Board due to his extensive background in and experience with technology companies, his service on the boards of directors of a range of public and private companies, the continuity he provides on our board of directors, and his background in accounting.

Directors Continuing in Office Until the 2014 Annual Meeting of Stockholders

David Friend has served as our chief executive officer and as a member of our Board since he co-founded our company with Mr. Flowers in February 2005. Mr. Friend also served as our president from February 2005 to September 2007 and again since August 2010. Prior to starting our company, Mr. Friend co-founded with Mr. Flowers and served as chief executive officer and president of Sonexis, Inc., a software company providing audio-conferencing services, from March 1999 through March 2002 and served as a director of Sonexis from March 1999 through August 2004. From June 1995 through December 1999, Mr. Friend co-founded with Mr. Flowers and served as chief executive officer and as a director of FaxNet Corporation, a supplier of messaging services to the telecommunications industry. Prior to that time, Mr. Friend co-founded Pilot Software, Inc., a software company, with Mr. Flowers. Previously, Mr. Friend founded Computer Pictures Corporation, a software company whose products applied computer graphics to business data, and served as president of ARP Instruments, Inc., an audio hardware manufacturer. Mr. Friend served as a director of GEAC Computer Corporation Ltd., a publicly-traded enterprise software company, from October 2001 to October 2006, and currently serves as a director of CyraCom International, Inc., Marketplace Technologies, Inc. and DealDash Oy. Mr. Friend holds a B.S. in Engineering from Yale University. We believe that Mr. Friend is qualified to serve on our Board based on his historic knowledge of our company as one of its founders, the continuity he provides on our Board, his strategic vision for our company and his background in internet and software companies.

Jeffry Flowers has served as our technical advisor since April 2012 and as a member of our Board since he co-founded our company with Mr. Friend in February 2005. Mr. Flowers served as our chief architect from April 2011 to April 2012 and as our chief technology officer from February 2005 to March 2011. Mr. Flowers co-founded with Mr. Friend and served as chief technical officer of Sonexis, Inc., a software company providing audio-conferencing services, from March 1999 through March 2002 and served as a director of Sonexis from March 1999 through August 2004. Prior to that time, Mr. Flowers co-founded with Mr. Friend and served as

8

chief technology officer and as a director of FaxNet Corporation, a supplier of messaging services to the telecommunications industry, and co-founded Pilot Software, Inc., a software company, with Mr. Friend. Mr. Flowers served as VP of Development at ON Technology Corporation, a publicly-traded software vendor, from June 1994 through February 1996. Mr. Flowers holds an M.S. and a B.S. in Information and Computer Science from Georgia Institute of Technology. We believe that Mr. Flowers is qualified to serve on our Board based on his historic knowledge of our company as one of its founders, the continuity he provides on our Board, his strategic vision for our technology, and his background in internet and software companies.

Todd Krasnow has served on our Board since September 2005 and as our lead independent director since April 2011. Mr. Krasnow has served as the president of Cobbs Capital, Inc., a private consulting company, since January 2005, and as marketing domain expert with Highland Consumer Fund, a venture capital firm, since June 2007. Previously, Mr. Krasnow was the chairman of Zoots, Inc., a dry cleaning company, from June 2003 to January 2008 and chief executive officer of Zoots, Inc. from February 1998 to June 2003. He served as the executive vice president of sales and marketing of Staples, Inc. from May 1993 to January 1998 and in other sales and marketing positions for Staples, Inc. from March 1986 to May 1993. Mr. Krasnow is a director of OnForce, Inc., an online marketplace that enables enterprises to hire information technology service professionals, and Global Customer Commerce, Inc., an internet retailer of blinds and wall coverings, a manager of The Tile Shop, LLC, an a retailer of tile, and a member of the advisory boards of C&S Wholesale Grocers, Inc. and Piedmont, Ltd., which conducts business as Quraz, a Japanese storage company. Mr. Krasnow holds an M.B.A. from the Harvard University Graduate School of Business and an A.B. in Chemistry from Cornell University. We believe that Mr. Krasnow is qualified to serve on our Board due to his operating and management experience, his expertise in sales and marketing, and the continuity he provides on our Board.

Director Whose Term Expires at the 2012 Annual Meeting of Stockholders Not Standing for Reelection

Gary Hromadko has served on our Board since December 2009. Mr. Hromadko joined Crosslink Capital, Inc., a venture capital firm, as a venture partner in June 2002, focusing on investments in communication services and infrastructure, and since November 2003 has also served as a managing member of a limited liability company that is the general partner of Octave Fund, an investment adviser. Prior to that time, Mr. Hromadko was a partner with Merrill, Pickard, Anderson & Eyre, an early stage technology venture capital firm, and a research analyst with Robertson, Stephens & Co., where he focused on the software sector. Mr. Hromadko is also a director of Equinix, Inc., a publicly-traded provider of carrier-neutral data centers and interconnection services, and the audit, financing, nominating, transaction, and real estate committees of Equinix's board. Mr. Hromadko serves on the boards of directors of a number of private companies. Mr. Hromadko is a Chartered Financial Analyst, holds an M.A. in English and an M.B.A. from the University of Virginia, and holds a B.A. in English from Carleton College.

Mr. Hromadko is not standing for reelection at the Annual Meeting when his term as a Class I director expires.

Executive Officers

The following is biographical information for our executive officers not discussed above.

Name	Age	Position
Andrew Keenan	50	Chief Financial Officer and Treasurer
Eric Golin	52	Chief Technology Officer
Swami Kumaresan	33	Executive Vice President, Sales and Marketing
Oussama El-Hilali	48	Senior Vice President, Engineering
Peter Lamson	49	Senior Vice President, Small Business Group
Thomas Murray	43	Senior Vice President, Marketing
William Phelan	47	Senior Vice President, Product
Richard Surace	45	Senior Vice President, Customer Support
Danielle Sheer	31	General Counsel and Secretary

Andrew Keenan has served as our chief financial officer since April 2007 and as our treasurer since May 2007. Mr. Keenan served as chief financial officer of Vovici Corp., a survey software company, from June 2006 to April 2007 and served as chief financial officer of Silver Oak Partners, Inc., a procurement software and consulting business, from April 2004 to March 2006. In these positions, Mr. Keenan had responsibility for all finance and human resource functions. Prior to that time, Mr. Keenan served as corporate controller and in similar financial positions for Synchronicity Software, Inc., Provant Inc., and Systemsoft Corporation where he had responsibility for finance functions. He also served as an auditor and certified public accountant with Deloitte & Touche LLP for five years prior to those positions. Mr. Keenan holds a B.S. in Accounting from Bentley University.

Eric Golin has served as our chief technology officer since April 2011. From September 2008 to April 2011, he served as our senior director of server architecture. He served as chief technology officer and vice president of engineering of Eons, Inc., a social network web portal, from August 2007 to May 2008 and as a consultant to Eons from November 2006 to August 2007, where he was responsible for product development and website operations. Prior to that, Dr. Golin served as chief technology officer of Content Objects, Inc., a peer-to-peer file sharing software company from March 2005 to July 2006, with responsibility for product strategy. Prior to that time, Dr. Golin was founder and chief technology officer of Argo Technology, Inc., a desktop search software company, from 2002 to 2005, where he led product development. From August 1994 to May 2001, Dr. Golin served in a variety of capacities at BroadVision, Inc., a publicly-traded developer and marketer of eBusiness software applications, including as principal architect, director of engineering, vice president of worldwide professional services, and chief technology officer. Dr. Golin holds a Ph.D., M.S., and B.S. in Computer Science from Brown University.

Swami Kumaresan has served as our executive vice president, sales and marketing since January 2012. He served as our senior vice president and general manager, consumer group from December 2010 to January 2012, our vice president of marketing from December 2006 to December 2010, our vice president of product marketing from May 2006 to November 2006, our director of product marketing from November 2005 to May 2006, and as a marketing consultant to our company from March 2005 until joining as a full-time employee in November 2005. Prior to joining us, Mr. Kumaresan served as a consultant with Fletcher Spaght, Inc., a market research and strategy consulting firm, and as a financial analyst with Jeffries & Co., an investment bank. Mr. Kumaresan holds a B.S. in Electrical Engineering and Mathematics from Yale University.

Oussama El-Hilali has served as our senior vice president, engineering since September 2011. From September 2005 to August 2011, he served as vice president of engineering and senior director of engineering at Symantec Corporation, a provider of security software for computers, where he was responsible for research and development efforts relating to the NetBackup product line. From May 2001 until its acquisition by Symantec in September 2005, Mr. El-Hilali served as director of project management at Vertias Software Corp., a company specializing in storage management software. Mr. El-Hilali holds an M.S. in Software Engineering from the University of St. Thomas and an A.B. in Computer Science, Mathematics, and French from Ripon College.

Peter Lamson has served as our senior vice president, small business group, since January 2011. From May 2010 to December 2010 he served as executive vice president and chief revenue officer of IMN, Inc., an e-communications business. From October 2005 to November 2009, Mr. Lamson served as senior vice president and general manager of NameMedia, Inc., a seller of domain names, where he was responsible for building NameMedia's SMB practice. Prior to that time, Mr. Lamson served as chief operating officer of Monstermoving.com, Monster Worldwide's SMB relocation division, from June 2000 to May 2004. Mr. Lamson holds an M.B.A. from the Harvard University Graduate School of Business and a B.A. in History from Middlebury College.

Thomas Murray has served as our senior vice president, marketing since January 2012. Prior to that time, from April 2011 to January 2012, Mr. Murray served as our vice president of marketing. From November 2010 to April 2011, he served as senior vice president of marketing and product management for TomTom, Inc., a

portable navigation device company, and from April 2007 to January 2010 he served as vice president and senior vice president of marketing for TomTom, Inc. Prior to that, Mr. Murray served as global business director, shave care of Procter & Gamble Company, a consumer products company, from January 2006 to April 2007, where he was responsible for global business strategies and marketing. Prior to that, he served as global marketing director, antiperspirants and deodorants, of The Gillette Company, a consumer products company, in 2005, where he was responsible for strategic global marketing direction. Mr. Murray holds a B.A. in English from Fairfield University.

William Phelan has served as our senior vice president, product since January 2012. Prior to that time, from July 2010 to January 2012, he served as our vice president of product. From April 2008 to June 2010, Mr. Phelan was a group product manager at Intuit, Inc., a business and financial management software company, where he was responsible for the Intuit Partner Platform and QuickBase product lines. Mr. Phelan served as a director of product management for Unica Corporation, a company offering enterprise marketing management software, from October 2004 to March 2008 and was a vice president for on demand market automation solutions for Quaero Corporation (now part of CGS Systems) from October 2003 to September 2004. Mr. Phelan also co-founded and served as vice president of product of Veridiem Inc., an on-demand marketing analytics service company, from May 1998 to September 2003 and, prior to that, held a product management position with Progress Software Corp. Mr. Phelan holds a B.S. in Computer Science from Lehigh University.

Richard Surace has served as our senior vice president, customer support since January 2012. Prior to that time, from December 2010 to January 2012, Mr. Surace served as our vice president of customer support. From October 2005 to December 2010, he served as senior vice president of operations of PlumChoice, Inc., an online computer support company, where he was responsible for domestic and international customer service operations. Prior to that, Mr. Surace served in various positions at Accent Call Centers Services, TAC Worldwide, Inc., and Contact Word/Service Zone USA. Mr. Surace holds an M.B.A. from the University of Maryland and a B.S. in Business and Communications from Ithaca College.

Danielle Sheer has served as our general counsel since September 2009 and as our secretary since April 2011. From August 2006 to September 2009, Ms. Sheer was a corporate attorney in New York with the law firm of Willkie Farr & Gallagher LLP, where she concentrated on business and securities transactions. Ms. Sheer holds a J.D. from Georgetown University Law Center and a B.A. in Philosophy from George Washington University.

Independence of the Board of Directors

As required under the rules and regulations of The Nasdaq Stock Market, or Nasdaq, independent directors must comprise a majority of a listed company's board of directors. Our Board, in consultation with our counsel, has undertaken a review of its composition, the composition of its committees, and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment, and affiliations, including family relationships, our Board has determined that Messrs. Vazirani, Nelson, Kane, Krasnow, and Hromadko, representing five of our seven current directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making this determination, our Board considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances that our Board deemed relevant in determining each non-employee director's independence, including the beneficial ownership of our capital stock by each non-employee director. There are no family relationships among any of our directors, director nominees, or named executive officers.

Board Responsibility; Risk Oversight

Our Board is responsible for, among other things, oversight of our business; review and approval of our significant financial objectives, plans, and actions; and review of the performance of our chief executive officer

11

and executive officers based on reports from the Compensation Committee. The Board conducts an annual self-evaluation, a review of the committee structure, and an assessment of its compliance with the principles set forth in our corporate governance guidelines. In fulfilling the Board's responsibilities, directors have full access to our management and independent advisors.

While the Audit Committee is primarily responsible for overseeing our risk management function, our entire Board is actively involved in risk management oversight. For example, our Board engages in periodic discussions with such Company executive officers as the Board deems necessary, including the chief executive officer, chief financial officer, general counsel, and executive vice president, sales and marketing. In addition, our Compensation Committee reviews compensation policies and practices as they relate to risk management practices and risk-taking incentives. We believe that the leadership structure of our Board supports effective risk management oversight.

Board Leadership

Mr. Friend has served as the chairman of our Board and chief executive officer since 2005. Having the same individual hold both positions is a common practice among public companies in the United States and our Board, consistent with the recommendation of the Board's nominating and corporate governance committee (the "Nominating and Corporate Governance Committee"), has determined that this leadership structure best serves the interests of the Company and our stockholders and is consistent with good corporate governance practices. As chief executive officer and one of our founders, Mr. Friend is most intimately familiar with our business, growth strategy, and the key issues that we face and is therefore uniquely positioned to focus our Board. In addition, having Mr. Friend serve as both chairman and chief executive officer allows us to demonstrate strong leadership to all of our constituencies, with a single person enunciating our vision and having primary responsibility for managing our operations.

To lessen any potential concerns associated with the dual role structure, our corporate governance guidelines provide that one of our independent directors, currently Mr. Krasnow, should serve as a lead independent director at any time when the chief executive officer serves as the chairman of the board, or if the chairman of the board is not otherwise independent. The lead independent director presides over periodic meetings of our independent directors, serves as a liaison between our chairman and the independent directors, and performs such additional duties as our Board may otherwise determine and delegate.

Board Committees

Our Board has established the following committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board.

Audit Committee

Our Audit Committee oversees our corporate accounting and financial reporting process, the audit of our financial statements, and our internal control processes. Among other matters, the Audit Committee evaluates the independent auditors' qualifications, independence, and performance; determines the engagement, retention, and compensation of the independent auditors; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements, including the disclosures in our annual and quarterly reports filed with the SEC; approves the retention of the independent auditors to perform any proposed permissible non-audit services; reviews our risk assessment and risk management processes; establishes procedures for receiving, retaining and investigating complaints received by us regarding accounting, internal accounting controls, or audit matters; monitors the rotation of partners of the independent auditors on the Carbonite engagement team as required by

law; reviews our critical accounting policies and estimates; and oversees any internal audit function. Additionally, the Audit Committee reviews and approves related person transactions and reviews and evaluates, on an annual basis, the Audit Committee charter and the committee's performance.

The current members of our Audit Committee are Messrs. Kane, Nelson, Krasnow, and Hromadko, with Mr. Kane serving as the chair of the committee. All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our Board has determined that Mr. Kane is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Messrs. Kane, Nelson, Krasnow, and Hromadko are independent directors as defined under the applicable rules and regulations of the SEC and Nasdaq. The Audit Committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq, a copy of which is posted on our website at http://investor.carbonite.com/ governance.cfm.

Compensation Committee

Our Compensation Committee reviews and recommends policies relating to compensation and benefits of our executive officers and employees. The Compensation Committee annually reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The Compensation Committee also administers the issuance of stock options and other awards under our equity compensation plans. Additionally, the Compensation Committee reviews and evaluates, on an annual basis, the Compensation Committee charter and the committee's performance.

The current members of our Compensation Committee are Messrs. Krasnow and Vazirani, with Mr. Krasnow serving as the chair of the committee. All of the members of our Compensation Committee are independent under the applicable rules and regulations of the SEC, Nasdaq and Section 162(m) of the Internal Revenue Code. The Compensation Committee operates under a written charter, a copy of which is posted on our website at http://investor.carbonite.com/governance.cfm.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is responsible for making recommendations regarding corporate governance; identification, evaluation and nomination of candidates for directorships; and the structure and composition of our Board and committees of our Board. In addition, the Nominating and Corporate Governance Committee oversees our corporate governance guidelines, approves our committee charters, oversees compliance with our code of business conduct and ethics, contributes to succession planning, reviews actual and potential conflicts of interest of our directors and officers other than related person transactions reviewed by the Audit Committee, and oversees the Board self-evaluation process. Our Nominating and Corporate Governance Committee is also responsible for making recommendations regarding non-employee director compensation to the full Board. Additionally, the nominating and corporation governance committee reviews and evaluates, on an annual basis, the Nominating and Corporate Governance Committee charter and the committee's performance.

The current members of our Nominating and Corporate Governance Committee are Messrs. Vazirani and Nelson, with Mr. Nelson serving as the chair of the committee. All of the members of our Nominating and Corporate Governance Committee are independent under the applicable rules and regulations of Nasdaq. The Nominating and Corporate Governance Committee operates under a written charter, a copy of which is posted on our website at http://investor.carbonite.com/governance.cfm.

Potential director candidates will be discussed by the committee and proposed for nomination by the entire Board, with director nominees being subject to the approval of the independent members of the Board. The Nominating and Corporate Governance Committee will consider director candidates recommended by

stockholders. For a stockholder to nominate an individual for election to the Board at an annual meeting, the stockholder must provide notice to the Company, which notice must be delivered to, or mailed and received at, the Company's principal executive offices not less than 90 days and not more than 120 days prior to the one-year anniversary of the preceding year's annual meeting; provided, that if the date of the applicable annual meeting is more than 30 days before or more than 70 days after such anniversary date, the stockholder's notice must be delivered, or mailed and received, not less than 70 days and not more than 120 days prior to the date of such annual meeting or, if later, the 10th day following the date on which public disclosure of the date of such annual meeting is made. Further updates and supplements to such notice may be required at the times and in the forms required under our By-Laws. As set forth in our By-Laws, submissions must include the name and address of the proposed nominee and information regarding the proposed nominee that is required to be disclosed in a proxy statement or other filings in a contested election pursuant to Section 14(a) under the Exchange Act. Our By-Laws also specify further requirements as to the form and content of a stockholder's notice. We recommend that any stockholder wishing to make a nomination for a director review a copy of our By-Laws, as amended and restated to date, which are available, without charge, from our Secretary, at 177 Huntington Avenue, Boston, Massachusetts 02115.

Compensation Committee Interlocks and Insider Participation

None of the individuals who currently serve, or who served during our last completed fiscal year, as members of our Compensation Committee (a) are, or have at any time during the past year been, officers or employees of ours, (b) were formerly officers of ours, or (c) have had any relationship requiring disclosure by us under Item 404 of Regulation S-K. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board or Compensation Committee. Todd Krasnow and Pravin Vazirani served as members of our Compensation Committee during our last completed fiscal year.

Meetings of the Board of Directors, Board and Committee Member Attendance and Annual Meeting Attendance

Our Board met nine (9) times during the last fiscal year and acted by written consent two (2) times. The Audit Committee met five (5) times, the Compensation Committee met four (4) times and the Nominating and Corporate Governance Committee met two (2) times during the last fiscal year. During 2011, each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served. We encourage all of our directors and nominees for director to attend our annual meetings of stockholders; however, attendance is not mandatory. This will be our first annual meeting of stockholders as a public company.

Stockholder Communications with the Board of Directors

Stockholders and other interested parties who wish to send communications on any topic to the Board or any specified individual directors should address the communication to the intended recipient(s) and send c/o Carbonite, Inc., 177 Huntington Avenue, Boston, Massachusetts 02115—Attention: Secretary.

Risk Assessment and Compensation Practices

Our Compensation Committee has reviewed our compensation policies and practices for our employees as they relate to our risk management and, based upon this review, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us in the future.

Specifically, we believe that the elements of our compensation programs do not encourage unnecessary or excessive risk-taking. Base salaries are fixed in amount and thus do not encourage risk taking. A significant portion of the compensation provided to our executive officers, and a material amount of the compensation provided to

14

other employees, is in the form of equity awards that help align executive officer and employee interests with those of our stockholders. We do not believe that these awards encourage unnecessary or excessive risk-taking because the ultimate value of the awards is tied to our stock price, and because awards are staggered and subject to long-term vesting schedules that help ensure that executive officers and employees have significant value tied to long-term stock price performance.

This Proxy Statement, including the preceding paragraphs, contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements contained in this Proxy Statement should be considered in light of the many uncertainties that affect our business and specifically those factors discussed from time to time in our public reports filed with the SEC, such as those discussed under the heading "Risk Factors" in our most recent Annual Report on Form 10-K, and as may be updated in subsequent SEC filings.

PROPOSAL TWO

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board has engaged Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012, and is seeking ratification of such selection by our stockholders at the Annual Meeting. Ernst & Young LLP has audited our financial statements since the fiscal year ended December 31, 2006. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our By-Laws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm. However, the Audit Committee is submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

To be approved, the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm must receive a "For" vote from the holders of a majority in voting power of the shares of Common Stock which are present in person or represented by proxy and entitled to vote on the proposal. Abstentions and broker non-votes will be counted towards a quorum. Abstentions will have the same effect as an "Against" vote for purposes of determining whether this matter has been approved. Broker non-votes will not be counted for any purpose in determining whether this matter has been approved.

Principal Accountant Fees and Services

The following table provides a summary of fees for professional services rendered by Ernst & Young LLP for the fiscal years ended December 31, 2011 and 2010. All fees described below were approved by our Audit Committee.

	Fiscal Year Ended December 31,	
	2011	2010
Audit Fees	$ 989,303	$170,964
Audit-Related Fees	—	—
Tax Fees	47,581	11,000
All Other Fees	—	—
Total Fees	$1,036,884	$181,964

Audit Fees

Audit fees of Ernst & Young LLP during the 2011 and 2010 fiscal years include the aggregate fees incurred for the audits of our annual consolidated financial statements and the reviews of each of the quarterly consolidated financial statements. For the 2011 fiscal year, audit fees also include services rendered in connection with our registration statements on Form S-1, related to our initial public offering, Forms S-8, comfort letter consents, and other matters related to the SEC.

Tax Fees

Tax fees for the 2011 and 2010 fiscal years include the aggregate fees incurred for tax compliance and consulting.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit and non-audit services provided by our independent registered public accounting firm. The Audit Committee approved all audit and tax services provided by Ernst & Young LLP for fiscal years 2011 and 2010 and the estimated costs of those services. Actual amounts billed, to the extent in excess of the estimated amounts, were periodically reviewed and approved by the Audit Committee.

The Audit Committee also reviewed the non-audit services rendered by Ernst & Young LLP and concluded that they were compatible with maintaining Ernst & Young LLP's independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012.

PROPOSAL THREE

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act, we are asking stockholders to approve, on an advisory (non-binding) basis, the compensation of our named executive officers (sometimes referred to as "say on pay"). Accordingly, you may vote on the following resolution at the Annual Meeting:

"RESOLVED that the stockholders approve, on an advisory (non-binding) basis, the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure in this Proxy Statement."

This vote is nonbinding. However, the Board and the Compensation Committee value the opinions expressed by our stockholders and will carefully consider the outcome of this vote when making future compensation decisions for the Company's executive officers.

As described in detail in the Compensation Discussion and Analysis, our compensation programs are designed to motivate our executive officers to create a successful company. Our philosophy is to tie a greater percentage of an executive officer's compensation to stockholder returns and to keep cash compensation to a nominally competitive level while providing the opportunity to be well-rewarded through equity if we perform well over time. We believe that our executive compensation program, with its balance of short-term incentives (including base salary and performance bonuses) and long-term incentives (including equity awards) reward sustained performance that is aligned with long-term stockholder interests. Stockholders are encouraged to read the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure for a comprehensive explanation and analysis of our executive compensations policies and practices.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS, THE ACCOMPANYING COMPENSATION TABLES, AND THE RELATED NARRATIVE DISCLOSURE.

PROPOSAL FOUR

ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

In addition to providing stockholders with the opportunity to cast an advisory vote on executive compensation, we are also conducting an advisory (non-binding) vote to ask stockholders whether future advisory votes on executive compensation should be held every one, two, or three years.

The Board believes that an annual stockholder advisory vote on executive compensation will facilitate more direct stockholder input about executive compensation. An annual stockholder advisory vote on executive compensation is consistent with our policy of reviewing our compensation program annually, as well as being accountable to our stockholders on executive compensation and corporate governance matters. We believe that an annual vote would be the best governance practice for us at this time.

This vote is non-binding. However, the Board and the Compensation Committee value the opinions expressed by our stockholders and expect to implement the vote frequency receiving the most support from the Company's stockholders. While the Board believes that a vote every year is the best choice for the Company and our stockholders, the Board acknowledges that there are a number of points of view regarding the relative benefits of the frequency of stockholder advisory votes an executive compensation. You will not be voting to approve or disapprove the Board's recommendation of holding future advisory votes every year, but rather have the opportunity to vote for future advisory votes every one year, two years, or three years. You may also abstain from voting on this item.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE OPTION OF EVERY *ONE YEAR* FOR FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 31, 2012, information regarding beneficial ownership of our Common Stock by:

- each person, or group of affiliated persons, know by us to beneficially own more than 5% of our Common Stock;

- each of our named executive officers;

- each of our directors; and

- all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us and SEC filings, that the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose.

Common Stock subject to stock options currently exercisable or exercisable within 60 days of March 31, 2012, are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

We have based our calculation of the percentage of beneficial ownership based on 25,411,472 shares of Common Stock outstanding on March 31, 2012. Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Carbonite, Inc., 177 Huntington Avenue, Boston, Massachusetts, 02115.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned (1)			
	Common Stock	Options Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percent
5% Stockholders:				
Entities affiliated with Menlo Ventures (2)	6,693,935	—	6,693,935	26.3%
Entities affiliated with Crosslink Capital (3)	2,083,502	—	2,083,502	8.2%
Institutional Venture Partners XIII, L.P. (4)	1,863,832	—	1,863,832	7.3%
T. Rowe Price Associates, Inc. (5)	1,617,200	—	1,617,200	6.4%
Named Executive Officers and Directors:				
David Friend (6)	1,900,016	67,869	1,967,885	7.7%
Jeffry Flowers (7)	1,495,925	99,701	1,595,626	6.3%
Andrew Keenan	107,751	27,094	134,845	*
Swami Kumaresan (8)	86,077	79,071	165,148	*
Thomas Murray	—	18,650	18,650	*
Gary Hromadko (9)	65,904	1,875	67,779	*
Charles Kane	5,000	4,000	9,000	*
Todd Krasnow (10)	257,771	4,375	262,146	1.0%
William G. Nelson (11)	1,400,491	1,875	1,402,366	5.5%
Pravin Vazirani (2)	6,693,935	1,875	6,695,810	26.3%
Executive Officers and Directors as a Group (16 persons) (2)(6)(7)(8)(9)(10)(11)	12,041,869	411,451	12,453,320	48.2%

* Represents beneficial ownership of less than one percent (1%) of our outstanding Common Stock.

(1)   Shares shown in the table above include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee, or trustee for the beneficial owner's account.

(2)   Based upon a Schedule 13D filed with the SEC on August 16, 2011 by Menlo Ventures X, L.P. ("Menlo X"), Menlo Entrepreneurs Fund X, L.P. ("MEF X"), MMEF X, L.P. ("MMEF X," and together with Menlo X and MEF X, the "Menlo Funds"), MV Management X, L.L.C. ("MVM X," and together with the Menlo Funds, the "Menlo Entities"), Henry D. Montgomery ("Montgomery"), John W. Jarve ("Jarve"), Douglas C. Carlisle ("Carlisle"), Sonja H. Perkins ("Perkins"), Mark A. Siegel ("Siegel"), Pravin A. Vazirani ("Vazirani") and Shawn T. Carolan ("Carolan"). Consists of 6,524,298 shares of Common Stock held by Menlo X, 55,458 shares of Common Stock held by MEF X, and 114,179 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Company directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X.

(3)   Based upon a Form 4 filed with the SEC on December 8, 2011 by Crosslink Capital, Inc. ("Crosslink") on behalf of itself and Michael J. Stark ("Stark"). Includes shares of Common Stock beneficially owned by Crosslink, shares of Common Stock beneficially owned by Crossover Fund VI Management, L.L.C. ("Crossover VI Management"), and shares of Common Stock beneficially owned by Stark. These securities are held directly by investment funds to which Crosslink is investment adviser for the benefit of the investors in those funds. These securities are indirectly beneficially owned by Crosslink in such capacity as investment adviser, by Crossover VI Management as the general partner of one or more of those funds, and by Stark as the control person of those entities. The address for Crosslink Capital is Two Embarcadero Center, Suite 2200, San Francisco, CA 94111.

(4)   Based upon a Schedule 13G filed with the SEC on August 16, 2011 by Institutional Venture Partners XIII, L.P. ("IVP XIII"), Institutional Venture Management XIII, LLC ("IVM XIII"), Todd C. Chaffee ("Chaffee"), Norman A. Fogelsong ("Fogelsong"), Stephen J. Harrick ("Harrick"), J. Sanford Miller ("Miller") and Dennis B. Phelps ("Phelps"). All shares of Common Stock are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has sole voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Company directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Company directly. The address for IVP XIII c/o Institutional Venture Partners 3000 Sand Hill Road, Building 2, Suite 250, Menlo Park, CA 94025.

(5)   Based upon a Schedule 13G filed with the SEC on February 10, 2012, by T. Rowe Price Associates, Inc. These securities are owned by various individual and institutional investors to which T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, T. Rowe Price Associates, Inc. is deemed to be a beneficial owner of such securities; however, T. Rowe Price Associates, Inc. expressly disclaims that it is, in fact, the beneficial owner of such securities. The principal business address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

(6)   Includes 85,589 shares held by the David Friend 2009 Qualified Annuity Trust II, 98,541 shares held by the David Friend 2009 Qualified Annuity Trust III, 457,192 shares held by the David Friend 2010 Qualified Annuity Trust I, 100,000 shares held by the David Friend 2011 Qualified Annuity Trust I, 3,000 shares held by Jasper Friend, 3,000 shares held by Zachery Friend, 3,000 shares held by Zoe Friend, 3,000 shares held by Lilian Friend, 24,525 shares held by Margaret F.A. Shepherd, 85,589 shares held by the Margaret F.A. Shepherd 2009 Qualified Annuity Trust, 98,541 shares held by the Margaret F.A. Shepherd 2009 Qualified Annuity Trust II, and 24,000 shares held by the Friend-Shepherd Family 2009 Irrevocable Trust.

(7)   Includes 111,144 shares held by the Jeffry Flowers 2009 Grantor Retained Annuity Trust No. 1, 130,250 shares held by the Jeffry Flowers 2009 Grantor Retained Annuity Trust No. 2, 111,144 shares held by the Laurie Flowers 2009 Grantor Retained Annuity Trust No. 1, 130,250 shares held by the Laurie

Flowers 2009 Grantor Retained Annuity Trust No. 2, 45,719 shares held by the Laurie Flowers 2010 Grantor Retained Annuity Trust, 45,719 shares held by the Jeffry Flowers 2010 Grantor Retained Annuity Trust, and 28,839 shares held by Laurie Flowers.

(8)   Includes 22,809 shares held by Jessica McIsaac and 1,250 shares subject to options held by Ms. McIsaac.

(9)   Includes 65,904 shares held by an investment fund of which a limited liability company controlled by Mr. Hromadko is the general partner for the benefit of the investors in that fund. The address for Mr. Hromadko is c/o Crosslink Capital, Two Embarcadero Center, Suite 2200, San Francisco, CA 94111.

(10)   Includes 10,000 shares held by the Rachel L. Krasnow Trust, 10,000 shares held by the Charles S. Krasnow Trust, 10,000 shares held by the Eric J. Krasnow Trust, and 25,000 shares held by the Todd and Deborah Krasnow Charitable Remainder Trust.

(11)   The address of Mr. Nelson is 4201 Gulf Shore Boulevard North, Apartment 901, Naples, FL 34103.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Executive officers, directors, and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2011, all Section 16(a) filing requirements applicable to our executive officers, directors, and greater than 10% beneficial owners were complied with, except that: (i) the Form 3 filed on August 10, 2011 by Mr. Friend contained an inadvertent error that was subsequently corrected by amendment, (ii) the Form 3 filed on September 19, 2011 by Mr. El-Hilali contained an inadvertent error that was subsequently correct by amendment, (iii) the Form 4s filed on September 14, 2011 and November 22, 2011 by Mr. Friend, each of which reported two transactions, were late, and (iv) the Form 4s filed on December 20, 2011 by each of Messrs. El-Hilali, Flowers, Friend, Keenan, Kumaresan, Lamson, Murray, Phelan, and Surace, and Ms. Sheer, each of which reported one transaction, were late.

DIRECTOR COMPENSATION

Following the completion of our initial public offering in August 2011 (the "IPO"), each of our non-employee directors receives a payment of $5,000 for each quarterly Board meeting that such non-employee director attends in person and $1,000 for each quarterly Board meeting that such non-employee director attends by means of remote communication, up to an annual maximum of $20,000 per director. We also pay the chairpersons of the Audit, Compensation, and Nominating and Corporate Governance Committees an annual fee of $10,000, $7,500, and $5,000, respectively, and pay each other member of the Audit, Compensation, and Nominating and Corporate Governance Committees an annual fee of $5,000, $3,750, and $2,500, respectively. Additionally, we reimburse our non-employee directors for reasonable travel and other expenses incurred in connection with attending Board and committee meetings. Our directors who are also employees are compensated for their service as employees and do not receive any additional compensation for their service on our Board.

As of July 2011, each non-employee director receives an initial stock option grant to purchase 16,000 shares of our Common Stock when he or she joins our Board, and thereafter an annual stock option grant to purchase 7,500 shares of our Common Stock on the date of each annual meeting of stockholders (provided that such non-employee director has served on our Board for at least 18 months prior to the date of such annual meeting). Pursuant to this policy, in July 2011 we granted Mr. Kane an option to purchase 16,000 shares of our Common Stock, in connection with his appointment to our Board. In connection with our IPO, we granted each of Messrs. Hromadko, Krasnow, Nelson, and Vazirani an option to purchase 7,500 shares of our Common Stock. In July 2011, we also granted Mr. Krasnow an additional option to purchase 10,000 shares of our Common Stock in recognition of the significant additional time he had spent advising us on strategic marketing issues. All such stock options vest and become exercisable ratably in quarterly installments over three years, subject to the continued service by the non-employee director on our Board, and automatically vest in full and become exercisable immediately prior to a change in control of the Company. Our directors who are also employees of the Company and who subsequently terminate employment with us and remain members of the Board do not receive an initial stock option grant, but, to the extent that they are otherwise eligible, such persons receive, after termination of employment with us, annual stock option grants as described above in this paragraph.

The following table provides information concerning the compensation earned by each of our non-employee directors for the year ended December 31, 2011.

Name	Fees Earned ($)	Stock Awards (1)($)	Total($)
Gary Hromadko	8,500	38,344	46,844
Charles Kane	15,000	81,800	96,800
Todd Krasnow	16,250	89,469	105,719
William G. Nelson	15,000	38,344	53,344
Pravin Vazirani	13,125	38,344	51,469

(1) The amounts reported in this column represent the aggregate grant date fair value of stock awards, calculated in accordance with FASB ASC Topic 718, except that no forfeiture assumptions were included. Note that amounts reported in this column reflect the accounting cost for these stock awards, and do not correspond to the actual economic value that may be received by the recipients of these stock awards.

As of December 31, 2011, our non-employee directors held options to purchase the following number of shares of our Common Stock: Mr. Hromadko 7,500 shares; Mr. Kane 16,000 shares; Mr. Krasnow 17,500 shares; Mr. Nelson 7,500 shares; Mr. Vazirani 7,500 shares.

COMPENSATION DISCUSSION AND ANALYSIS

This section discusses the principles underlying our policies and decisions with respect to the compensation of our executive officers who are named in the "2011 Summary Compensation Table" and the most important factors relevant to an analysis of these policies and decisions. These "named executive officers" for 2011 were:

- David Friend, president and chief executive officer;

- Andrew Keenan, chief financial officer and treasurer;

- Swami Kumaresan, executive vice president, sales and marketing;

- Thomas Murray, senior vice president, marketing; and

- Jeffry Flowers, who resigned as our chief architect in April 2012, but continues to be employed as our technical advisor.

The philosophy of how we will compensate our executive officers in the future may not be the same as how they have been compensated previously. We expect that the Compensation Committee will continue to review, evaluate, and modify the executive compensation framework as a result of our becoming a publicly-traded company.

Overview

We recognize that our ability to excel depends on the integrity, knowledge, imagination, skill, diversity, and teamwork of our employees. To this end, we strive to create an environment of mutual respect, encouragement, and teamwork that rewards commitment and performance and that is responsive to the needs of our employees. The principles and objectives of our compensation and benefits programs for our employees generally, and for our named executive officers specifically, are to:

- attract, engage and retain individuals of superior ability, experience, and managerial talent, enabling us to be an employer of choice in the highly-competitive and dynamic technology industry;

- align compensation incentives with our corporate strategies, business, and financial objectives and the long-term interests of our stockholders;

- motivate and reward executives whose knowledge, skills, and performance ensure our continued success; and

- ensure that total compensation is fair, reasonable, and competitive.

Most of our compensation components simultaneously fulfill one or more of these principles and objectives. These components consist of (1) base salary, (2) performance bonuses, (3) equity incentives, (4) perquisites and health and welfare benefits, (5) 401(k) plan retirement savings opportunities, and (6) post-termination benefits. We view each component of executive compensation as related but distinct, and we review total compensation of our executive officers to ensure both that our overall compensation objectives are met and that our compensation practices are competitive with those of companies that are generally similar in business and size to us. Not all elements are provided to all named executive officers. Instead, we determine the appropriate level for each compensation component based in part on our understanding of the market in reliance on the experience of members of the Compensation Committee and the insight of the Compensation Committee's independent compensation consultant and, consistent with our recruiting and retention goals, our view of internal equity and consistency, the length of service of our executive officers, our overall performance, and other considerations that the Compensation Committee deems relevant. As a result of our Compensation Committee's assessment of our president and chief executive officer's roles and responsibilities, there is a significant compensation differential between his compensation levels and those of our other named executive officers.

Our philosophy is to make a greater percentage of an executive officer's compensation tied to stockholder returns by keeping cash compensation to a nominally competitive level while providing the opportunity to be

well-rewarded through equity if we perform well over time. We believe that because the achievement of our business and financial objectives will be reflected in the value of our equity, our executive officers will be incentivized to achieve these objectives when a portion of their compensation is tied to the value of our equity. To this end, we use stock options as a significant component of compensation because we believe that this best ties individual compensation to the creation of stockholder value. While we offer competitive base salaries, we believe that stock-based compensation is a significant motivator in attracting employees to internet-related and other technology companies. Except as described below, we have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and current compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

Each of the primary elements of our executive compensation program is discussed in more detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are designed to be flexible and complementary and to collectively serve all of the executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that each individual element, to some extent, serves each of our objectives.

Compensation Determination Process

Historically, our Board has not reviewed anonymous private company compensation surveys in setting the compensation of our named executive officers and neither our Compensation Committee, our president and chief executive officer, nor our Board reviewed market compensation data in setting named executive officer base salaries in 2011. Accordingly, the 2011 base salaries for our named executive officers reflect, to a significant degree, the varying roles and responsibilities of such executives, as determined by our Board based on the recommendations of our Compensation Committee and our chief executive officer, as well as the length of time that each such executive has served our Company. These factors, together with the market compensation data and advice provided by Compensia, Inc., a management consulting firm that was engaged by the Compensation Committee in September 2011, and the independent judgment of our Compensation Committee and our Board, also formed the basis for determining performance bonuses and equity compensation levels of our named executive officers for 2011.

Independent Compensation Consultant

In September 2011, the Compensation Committee engaged Compensia, Inc., a management consulting firm providing executive compensation advisory services, as its independent consultant. Our Compensation Committee instructed Compensia to review and evaluate our executive compensation program, including the philosophy and objectives of the program and its specific components, which include base salary, target total cash compensation, target bonus opportunities and equity ownership, and to provide advice on compensation levels. Compensia is directly accountable to the Compensation Committee for the performance of its services. In its role as an advisor to the Compensation Committee, a senior representative of Compensia is available to attend meetings of the Compensation Committee if requested and to otherwise consult with members of the Compensation Committee as necessary. Compensia also provides assistance to the Compensation Committee on determining financial and operational performance goals and advice on rules, regulations, and general compensation trends regarding executive compensation. Our Compensation Committee reviews the data and advice provided by Compensia, but such information is only one of many factors that our Compensation Committee considers in setting executive compensation.

In the future, we expect that our Compensation Committee will continue to engage an independent compensation consulting firm to provide advice and data regarding our executive compensation and related matters.

Competitive Positioning

We operate in a competitive labor environment, particularly in the geographic areas in which we operate. As such, our Compensation Committee believes that it is important to review the executive compensation practices

of companies that are similar in business and size to us to ensure that our executive compensation program is competitive and to assist us in meeting our overall executive compensation objectives. The Compensation Committee further believes that the comparative framework should be reviewed on an annual basis and revised as necessary to reflect the changing nature of our business and the executive compensation environment.

In establishing performance bonus opportunities and equity award levels for 2011 as well as overall executive compensation levels for 2012, the Compensation Committee directed Compensia to conduct a competitive market analysis. Compensia developed, with the assistance and approval of the Compensation Committee, a peer group comprised of high-growth, small business/consumer facing companies with a focus on software-as-a-service businesses, that are U.S. based and are publicly traded. These companies, which we refer to as the Peer Group, are as follows: Bazaarvoice, Inc.; Callidus Software, Inc.; Convio, Inc.; CornerStone OnDemand, Inc.; Keynote Systems, Inc.; LivePerson, Inc.; LogMeIn, Inc.; Marchex, Inc.; Opentable, Inc.; Responsys, Inc.; Sciquest, Inc.; SPS Commerce, Inc.; Stamps.com Inc.; Support.com, Inc.; Tangoe, Inc.; TechTarget, Inc.; Vocus, Inc.; XO Group, Inc.; and Zillow, Inc. Once the Peer Group was established, Compensia undertook a process to match each of our executive positions, which in some cases do not follow traditional parameters, with those of the companies in the Peer Group.

In the future, we expect that our Compensation Committee will continue to consider competitive market data as one of many factors when determining base salary and total cash compensation, as well as annual equity awards to executive officers.

Executive Compensation Program Components

Base Salaries

The base salaries for our named executive officers were initially established through arm's-length negotiation at the time that each executive was hired, taking into account such executive's qualifications, experience, and prior salary. Base salaries of our named executive officers are approved and reviewed periodically by our Board, based on the recommendations of the Compensation Committee. Adjustments to base salaries are based on the scope of an executive officer's responsibilities, individual contribution, prior experience, sustained performance, and, beginning in 2012, competitive market data from the companies in the Peer Group. Decisions regarding base salary increases may also take into account the executive officer's current salary, equity ownership, and the amounts paid to such executive officer's peers inside our Company, determined by conducting an internal comparative analysis. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility.

The actual base salaries paid to our named executive officers in 2011 are set forth in the "2011 Summary Compensation Table."

In December 2011, after considering the factors described above, our Board, based on the recommendation of our Compensation Committee, increased the base salaries of Messrs. Friend, Flowers, Keenan, and Kumaresan, to $340,000, $250,000, $250,000, and $260,000, respectively, effective as of January 1, 2012. In April 2012, we decreased the base salary of Mr. Flowers to $50,000 in connection with his resignation as our chief architect and continued employment as our technical advisor. Mr. Murray's base salary remains at $280,000, the level at which it was set in connection with his hiring as our vice president of marketing in April 2011.

Annual Cash Bonuses

In addition to base salaries, annual cash bonus opportunities have been awarded to our named executive officers when our Board, based on the recommendation of our Compensation Committee, has determined that such an incentive is necessary to align our corporate goals with the cash compensation payable to an executive. Historically, such annual cash bonus opportunities have been awarded to all of our named executive officers. In 2011, the target bonus amount for each of Messrs. Friend, Flowers, Keenan, Kumaresan, and Murray was 30% of

each such individual's base salary, with 20% of the bonus amount tied to individual performance as evaluated by the Compensation Committee, 40% of the bonus amount tied to our overall level of bookings for the year as compared to budget (as adjusted by our Board during the year, based on the recommendation of our Compensation Committee, to reflect changing conditions), and 40% of the bonus amount tied to our free cash flow for the year as compared to budget. For the definitions of bookings and free cash flow, and a reconciliation of bookings to revenue and of free cash flow to net cash provided by (used in) operations from our audited financial statements, see our Annual Report on Form 10-K for the year ended December 31, 2011. The portion of the target bonus amounts with respect to bookings and free cash flow would be earned by the executives if we achieved the targets set forth in our budget. The executives were entitled to receive partial bonus payments if we partially achieved our budgeted bookings and free cash flow targets, and bonuses in excess of the target bonus amounts if we achieved greater than 100% of our budgeted bookings and free cash flow targets.

The participants in the bonus plan were our named executive officers and certain of our other executive officers. The executive officers would earn partial bonus payments based on achieving at least 85% of the bookings target, and would earn an additional bonus for bookings in excess of 100% of the target, as set forth in the following table:

Percent of Bookings Target Achieved	Percent of Bookings-based Bonus Earned
Less than 85%	0%
85-94%	40% if 85% of the bookings target is achieved, increased by 4% for each additional percent of the bookings target achieved
95-100%	90% if 95% of the bookings target is achieved, increased by 2% for each additional percent of the bookings target achieved
101-109%	100%, plus 2% of bookings in excess of target would be added to bonus pool and paid to bonus plan participants pro rata based on their respective base salaries
110-114%	100%, plus 3% of bookings in excess of target would be added to bonus pool and paid to bonus plan participants pro rata based on their respective base salaries
115% or more	100%, plus 4% of bookings in excess of target would be added to bonus pool and paid to bonus plan participants pro rata based on their respective base salaries

Our free cash flow target for 2011 assumed that we would have negative cash flow. The executive officers would earn partial bonus payments if our negative free cash flow exceeded the free cash flow target, as long as our negative free cash flow did not exceed 175% of the free cash flow target, and would earn an additional bonus if our negative free cash flow was less than the free cash flow target, as set forth in the following table:

Negative Free Cash Flow Achieved	Percent of Free Cash Flow-based Bonus Earned
Over 175%	0%
156-175%	25%
139-155%	50%
120-138%	75%
101-119%	90%
100%	100%
Less than 100%	100%, plus 10% of amount by which negative free cash flow was less than the free cash flow target would be added to bonus pool and paid to bonus plan participants pro rata based on their respective base salaries

The performance goals were established by our Compensation Committee and approved by our Board at the beginning of the year. At the time the performance goals were set, our Compensation Committee believed that the measures were challenging and aggressive. For example, if we had achieved the level of bookings provided for in our budget, it would have reflected a significant increase in bookings over the prior years. Our Compensation Committee believed that the achievement of the corporate performance measures at the target levels would require extraordinary efforts, excellent leadership, and a clear focus on our overall business plan and results for the year.

The actual bonuses paid to our named executive officers in 2011 are set forth in the "2011 Summary Compensation Table." In 2011, the actual bonuses paid to each named executive officer attributable to corporate performance were due to our achieving 102% of our bookings target and negative free cash flow which was 91% of our free cash flow target. For 2011, our Board adopted the recommendation of the Compensation Committee to pay each of our named executive officers 100% of his target bonus related to individual performance, based on the Compensation Committee's assessment of the overall performance of the management team and our business. Although certain of our executive officers, our chief executive officer, and our Compensation Committee informally discussed establishing individual management objectives at the beginning of 2011, our Board did not establish specific individual management objectives for each of our named executive officers or other executive officers for 2011. Our chief executive officer believed that we would benefit from treating all of the team members equally, and our Compensation Committee and Board agreed with this assessment. While our Compensation Committee generally considered the overall performance of our business and executive officers during 2011, their decision to recommend paying each of our named executive officers and certain other executive officers 100% of his target bonus related to individual performance was discretionary. This recommendation reflected our Compensation Committee's belief that our executive officers performed at a strong level during 2011. All bonuses paid in 2011 to our named executive officers were paid in cash.

Equity Incentives

The goal of our equity incentive awards is to align the interests of our named executive officers with the interests of our stockholders. Because vesting is based on continued employment, our equity incentive awards also encourage the retention of our named executive officers through the vesting period of the awards. In determining the size of the equity incentives to be awarded to our named executive officers, we take into account a number of internal factors, such as the relative job scope, the value of outstanding equity awards, individual performance history, prior contributions to us, and the size of prior awards, as well as external factors such as the levels of unvested stock options held by our executive officers in relation to their peers within our Peer Group.

To reward and retain our named executive officers in a manner that best aligns their interests with stockholders' interests, we use stock options as the primary incentive vehicles for long-term compensation. We believe that stock options are an effective tool for meeting our compensation goal of increasing long-term stockholder value by tying the value of the stock options to our future performance. Because our named executive officers are able to profit from their stock options only if our stock price increases relative to the option exercise price, we believe that stock options provide meaningful incentives to them to achieve increases in the value of our stock over time.

We use stock options to compensate our named executive officers both in the form of initial grants in connection with the commencement of employment and additional, or "refresher," grants. To date there has been no set program for the award of refresher grants and, although our Board, based on the recommendation of our Compensation Committee, intends to make annual refresher grants to our executive officers going forward, our Board retains discretion to make stock option grants to our employees, including our named executive officers, at any time (subject to the Compensation Committee's policy of only granting stock options at meetings held on pre-determined dates, other than in extraordinary circumstances), including in connection with the promotion of an employee, to reward an employee, for retention purposes, or for other circumstances recommended by management.

Initial stock option grants to our named executive officers typically vest over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the vesting commencement date, which is typically the date of hire, and the remainder of the shares underlying the option vest in equal quarterly installments over the remaining three years thereafter. Refresher grants typically vest in equal quarterly installments over four years from the vesting commencement date, which is typically the date of grant. As a result of their catch-up nature, the December 2011 grants described below vest in quarterly installments over three years, with 30% of the shares underlying the option vesting in the first year, 30% of the shares underlying the option vesting in the second year, and 40% of the shares underlying the option vesting in the third year. We believe that these vesting schedules appropriately encourage long-term employment with us while allowing our executives to realize compensation in line with the value they have created for our stockholders.

In April 2011, our Board granted to Mr. Murray an option to purchase shares of our Common Stock based upon the vesting terms described above for initial option grants in connection with his hiring as vice president of marketing.

In December 2011, based on the recommendation of the Compensation Committee, our Board awarded a catch-up equity grant to our named executive officers and certain of our other executive officers. In January 2012, based on the recommendation of the Compensation Committee, our Board further granted to each of our named executive officers and certain of our other executive officers an option to purchase shares of our Common Stock based on the standard vesting terms described above. These option grants were made in order to remedy the low levels of unvested stock options held by our executive officers relative to their peers within our Peer Group.

We do not have any securities ownership requirements for our named executive officers.

Retirement savings

All of our full-time employees in the U.S., including our named executive officers, are eligible to participate in our 401(k) plan. Pursuant to our 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of this reduction contributed to our 401(k) plan. We did not contribute to this 401(k) plan for the years ended December 31, 2011, 2010, and 2009. Effective January 1, 2012, we have elected to make a matching contribution of up to 4% of each employee's wages up to a maximum annual contribution of $10,000 per employee.

Perquisites

From time-to-time, our Board has provided certain of our named executive officers with perquisites that we believe are reasonable. We do not view perquisites as a significant element of our comprehensive compensation structure, but do believe they can be useful in attracting, motivating, and retaining executive talent. We believe that these additional benefits may assist our executive officers in performing their duties and provide time efficiencies for our executive officers in appropriate circumstances, and we may consider providing additional perquisites in the future. There are no material perquisites to our named executive officers that we are currently obligated to provide pursuant to written agreement. All future practices regarding perquisites will be approved and subject to periodic review by our Compensation Committee.

Termination-Based Compensation

In connection with severance agreements that we entered into with Messrs. Friend and Flowers, we have agreed to provide to each of them severance benefits if his employment is terminated by us without cause or if he is constructively terminated by us. In such an event, each of Messrs. Friend and Flowers is entitled to continued payment of his base salary for twelve months, an additional payment in an amount equal to twelve times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination, and option vesting acceleration. For a further description of Mr. Friend's and Mr. Flower's severance agreements, see "—Severance Provisions" below.

As the result of arm's-length negotiations in connection with the offer letter that we entered into with Mr. Keenan, we have agreed to provide Mr. Keenan severance benefits if his employment is terminated by us without cause or if he is constructively terminated by us. In such an event, Mr. Keenan is entitled to continued payment of his base salary for six months and an additional payment in an amount equal to six times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Further, if, within one year after a change in control, Mr. Keenan is terminated by us without cause or if he is constructively terminated, Mr. Keenan is entitled to continued payment of his base salary for three additional months and an additional payment in an amount equal to three times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. For a further description of Mr. Keenan's offer letter, see "—Offer Letter Agreements" below.

As the result of arm's-length negotiations in connection with offer letters that we entered into with Mr. Kumaresan, we have agreed to provide him with severance benefits if his employment is terminated by us without cause or if he is constructively terminated by us. In such an event, he is entitled to continued payment of his base salary for six months and an additional payment in an amount equal to six times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. For a further description of these offer letters, see "—Offer Letter Agreements" below.

As the result of arm's-length negotiations in connection with the offer letter that we entered into with Mr. Murray, we have agreed to provide him with severance benefits if his employment is terminated by us without cause or if he is constructively terminated by us. In such an event, he is entitled to continued payment of his base salary for three months and an additional payment in an amount equal to three times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. For a further description of Mr. Murray's offer letter, see "—Offer Letter Agreements" below.

We have routinely granted and will continue to grant our named executive officers stock options under our equity incentive plans. For a description of the change in control provisions in such equity incentive plans applicable to these stock options, see "—Severance Provisions" and "—Offer Letter Agreements" below. The estimated value of these benefits, along with the benefits payable to Messrs. Friend, Flowers, Keenan, Kumaresan, and Murray upon a termination of their employment, is set forth below in the section entitled "Potential Payments Upon Change in Control and Upon Termination Following Change in Control."

Tax considerations

Our Board has considered the potential future effects of Section 162(m) of the Internal Revenue Code, as amended, (the "Code") on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for our president and chief executive officer and each of our next three most highly compensated executive officers (other than our chief financial officer), unless the compensation is "performance based" or based on another available exemption. Prior to our stock being publicly-traded, our Board did not take the deductibility limit imposed by Section 162(m) into consideration in setting compensation. We expect that our Compensation Committee, however, will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). As such, in approving the amount and form of compensation for our executive officers in the future, our Compensation Committee will consider all elements of the cost to our Company of providing such compensation, including the potential impact of Section 162(m). However, our Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of "parachute" payments and deferred compensation

We did not provide any executive officer, including any named executive officer, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during 2011, and we have not agreed and are not otherwise obligated to provide any executive officer with such a "gross-up" or other reimbursement. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that we, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director, or other service provider received "deferred compensation" that does not meet the requirements of Section 409A of the Code.

Accounting treatment

Authoritative accounting guidance on stock compensation requires companies to measure the compensation expense for all stock-based payment awards made to employees and directors, including stock options, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our named executive officers may never realize any value from their respective awards. Authoritative accounting guidance also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Summary Compensation Table

The following table summarizes the compensation earned by our chief executive officer, chief financial officer and each of our three other most highly compensated executive officers during the years ended December 31, 2011, 2010, and 2009. We refer to these officers in this Proxy Statement as our named executive officers.

Name and Principal Position	Year	Salary ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
David Friend,	2011	297,500	2,024,430	100,706	11,890	2,434,526
President and Chief Executive Officer	2010	285,000	—	135,691	10,696	431,387
	2009	225,000	101,862	101,250	11,381	439,493
Jeffry Flowers,	2011	243,333	539,848	82,244	13,701	879,126
Former Chief Architect (2)	2010	235,000	—	111,886	12,298	359,184
	2009	210,000	101,449	94,500	11,343	417,292
Andrew Keenan,	2011	223,333	539,848	75,530	15,642	854,353
Chief Financial Officer	2010	215,000	122,666	102,363	12,188	452,217
	2009	200,000	57,163	67,500	11,299	335,962
Swami Kumaresan,	2011	231,667	539,848	80,565	5,231	857,311
Executive Vice President, Sales and	2010	190,000	—	90,461	4,605	285,066
Marketing	2009	150,000	141,411	36,562	4,732	332,705
Thomas Murray,	2011	203,718	526,585	68,241	13,704	812,248
Senior Vice President, Marketing (3)	2010	—	—	—	—	—
	2009	—	—	—	—	—

(1) The amounts reported in this column represent the aggregate grant date fair value of stock option awards, calculated in accordance with FASB ASC Topic 718, except that no forfeiture assumptions were included. For a discussion of the assumptions made in the valuations reflected in this column, see Note 9 of the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011. Note that amounts reported in this column reflect the accounting cost for these stock option awards, and do not correspond to the actual economic value that may be received by the recipients of these stock option awards.

(2) Mr. Flowers resigned as our chief architect in April 2012, but continues to be employed as our technical advisor.

(3) Mr. Murray was hired as our vice president of marketing in April 2011.

2011 Grants of Plan-Based Awards Table

The following table provides information regarding grants of plan-based awards made during the year ended December 31, 2011 to each of our named executive officers.

| | | | Equity Incentive Plan Awards | | |
| | | | All Other Option | | |
Name	Non-Equity Incentive Plan Compensation ($) (1)	Grant Date	Awards: Number of Securities Underlying Options (#) (2)	Exercise Price of Option Awards ($/SH)	Grant Date Fair Value of Stock Option Awards ($) (3)
David Friend	100,706	12/15/11	300,000	12.88	2,024,430
Jeffry Flowers (4)	82,244	12/15/11	80,000	12.88	539,848
Andrew Keenan	75,530	12/15/11	80,000	12.88	539,848
Swami Kumaresan	80,565	12/15/11	80,000	12.88	539,848
Thomas Murray (5)	68,241	12/15/11	20,000	12.88	134,962
	—	4/27/11	63,600	11.73	391,623

(1) Actual payments under our annual cash bonus opportunity for executive officers.
(2) The vesting of each stock option granted in 2011 is set forth in the 2011 Outstanding Equity Awards at Fiscal Year-End Table below.
(3) The amounts reported in this column represent the aggregate grant date fair value of stock option awards, calculated in accordance with FASB ASC Topic 718, except that no forfeiture assumptions were included. For a discussion of the assumptions made in the valuations reflected in this column, see Note 9 of the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011. Note that amounts reported in this column reflect the accounting cost for these stock option awards, and do not correspond to the actual economic value that may be received by the recipients of these stock option awards.
(4) Mr. Flowers resigned as our chief architect in April 2012, but continues to be employed as our technical advisor.
(5) Mr. Murray was hired as our vice president of marketing in April 2011.

2011 Outstanding Equity Awards at Fiscal Year-End Table

The following table shows grants of stock options outstanding on December 31, 2011, the last day of our fiscal year, to each of our named executive officers.

Name	Date of Grant	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Expiration Date
David Friend	8/7/2008	8/7/2008(1)	—	80,799	1.31	10/2/2018
	11/14/2009	11/14/2009(1)	—	19,501	2.64	11/14/2019
	11/14/2009	11/14/2009(2)	—	15,750	2.64	11/14/2019
	12/15/2011	12/15/2011(3)	—	300,000	12.88	12/15/2021
Jeffry Flowers (6)	8/7/2008	8/7/2008(1)	40,370	26,932	1.31	10/2/2018
	11/14/2009	11/14/2009(1)	19,500	19,500	2.64	11/14/2019
	11/14/2009	11/14/2009(2)	5,250	15,750	2.64	11/14/2019
	12/15/2011	12/15/2011(3)	—	80,000	12.88	12/15/2021
Andrew Keenan	8/7/2008	8/7/2008(1)	3,750	5,625	1.31	10/2/2018
	6/25/2009	6/25/2009(1)	937	2,813	1.31	6/25/2019
	11/14/2009	11/14/2009(1)	1,875	7,500	2.64	11/14/2019
	11/14/2009	11/14/2009(2)	938	5,625	2.64	11/14/2019
	12/16/2010	12/16/2010(1)	1,875	11,250	5.15	12/16/2020
	12/15/2011	12/15/2011(3)	—	80,000	12.88	12/15/2021
Swami Kumaresan	1/29/2007	1/29/2007(4)	1,407	—	0.66	1/29/2017
	2/14/2008	2/14/2008(1)	9,375	2,344	1.26	2/14/2018
	2/26/2009	2/26/2009(1)	9,000	11,250	1.31	2/26/2019
	11/14/2009	11/14/2009(1)	18,750	18,750	2.64	11/14/2019
	11/14/2009	11/14/2009(2)	4,687	14,063	2.64	11/14/2019
	11/14/2009	11/14/2009(5)	11,601	—	2.64	11/14/2019
	12/15/2011	12/15/2011(3)	—	80,000	12.88	12/15/2021
Thomas Murray (7)	4/27/2011	4/11/2011(4)	—	63,600	11.73	4/27/2021
	12/15/2011	12/15/2011(3)	—	20,000	12.88	12/15/2021

(1) These stock options vest as to the shares subject to the options in equal quarterly installments over four years commencing on the date of grant until all shares subject to the options are vested.

(2) These stock options vest as to the shares subject to the options in equal quarterly installments over four years commencing on the 15th month anniversary of the date of grant until all shares subject to the options are vested.

(3) These stock options vest over three years with 30% of the shares subject to the options vesting in equal quarterly installments over the first year following the date of grant, 30% of the shares subject to the options vesting in equal quarterly installments over the second year following the date of grant, and 40% of the shares subject to the options vesting in equal quarterly installments over the third year following the date of grant.

(4) These stock options vest as to 25% the shares subject to the options on the first anniversary of vesting commencement date and as to the balance of the shares subject to the options in equal quarterly installments until all shares subject to the options are vested.

(5) These stock options vested as to the shares subject to the options in full on the date of grant.

(6) Mr. Flowers resigned as our chief architect in April 2012, but continues to be employed as our technical advisor.

(7) Mr. Murray was hired as our vice president of marketing in April 2011.

2011 Options Exercised Table

The following table shows information regarding stock options that were exercised during the year ended December 31, 2011 by our named executive officers.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)
David Friend	298,529	2,941,843
Jeffry Flowers (2)	76,335	747,320
Andrew Keenan	123,751	631,225
Swami Kumaresan	17,662	176,138
Thomas Murray (3)	—	—

(1) The aggregate dollar amount realized upon the exercise of the options represents the amount by which (x) the aggregate market price of the shares of our Common Stock on the date of exercise, exceeds (y) the aggregate exercise price of the applicable option.

(2) Mr. Flowers resigned as our chief architect in April 2012, but continues to be employed as our technical advisor.

(3) Mr. Murray was hired as our vice president of marketing in April 2011.

Pension Benefits

We did not sponsor any defined benefit pension or other actuarial plan for our named executive officers during the year ended December 31, 2011.

Nonqualified Deferred Compensation

We did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for our named executive officers during the year ended December 31, 2011.

Severance Provisions

In May 2011, we entered into a severance agreement with Mr. Friend, setting forth the terms and conditions of his severance. Pursuant to the severance agreement, Mr. Friend is entitled to receive severance benefits if his employment is terminated by us without cause at any time or if he is constructively terminated by us. In such an event, Mr. Friend is entitled to continued payment of his base salary for twelve months and an additional payment in an amount equal to twelve times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Pursuant to his option agreements, upon a change in control, Mr. Friend is also entitled to full vesting acceleration with respect to his unvested options if he is terminated without cause or if he is constructively terminated prior to the first anniversary of the change in control.

In May 2011, we entered into a severance agreement with Mr. Flowers, setting forth the terms and conditions of his severance. Pursuant to the severance agreement, Mr. Flowers is entitled to receive severance benefits if his employment is terminated by us without cause at any time or if he is constructively terminated by us. In such an event, Mr. Flowers is entitled to continued payment of his base salary for twelve months and an additional payment in an amount equal to twelve times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Pursuant to his option agreements, upon a change in control, Mr. Flowers is also entitled to full vesting acceleration with respect to his unvested options if he is terminated without cause or if he is constructively terminated prior to the first anniversary of the change in control.

Offer Letter Agreements

In April 2007, we entered into an offer letter agreement with Mr. Keenan, which was amended in May 2011 and April 2012, setting forth the terms and conditions of his employment. The offer letter agreement provides for an annual base salary of $200,000, subject to increases and modifications as determined by our Board and its Compensation Committee. Mr. Keenan's current base salary is $250,000. Pursuant to the offer letter agreement, as amended, Mr. Keenan is entitled to receive severance benefits if his employment is terminated by us without cause at any time or if he is constructively terminated by us. In such an event, Mr. Keenan is entitled to continued payment of his base salary for six months and an additional payment in an amount equal to six times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Further, if prior to the first anniversary of a change in control, Mr. Keenan is terminated by us without cause or if he is constructively terminated, Mr. Keenan is entitled to continued payment of his base salary for three additional months and an additional payment in an amount equal to three times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Mr. Keenan is also entitled to vesting acceleration in connection with a change in control with respect to one-half of his unvested options and, if Mr. Keenan is terminated without cause or if he is constructively terminated prior to the first anniversary of the change in control, the balance of any options granted to him will vest in full.

In October 2005, we entered into an offer letter agreement with Mr. Kumaresan, which was amended in September 2007, April 2011, and April 2012, setting forth the terms and conditions of his employment. The offer letter agreement provides for an annual base salary of $130,000, subject to increases and modifications as determined by our Board and its Compensation Committee. Mr. Kumaresan's current base salary is $260,000. Pursuant to the offer letter agreement, as amended, Mr. Kumaresan is entitled to receive severance benefits if his employment is terminated by us without cause at any time or if he is constructively terminated by us. In such an event, Mr. Kumaresan is entitled to continued payment of his base salary for six months and an additional payment in an amount equal to six times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Upon a change in control, Mr. Kumaresan is also entitled to full vesting acceleration with respect to his unvested options if he is terminated without cause or if he is constructively terminated prior to the first anniversary of the change in control.

In March 2011, we entered into an offer letter agreement with Mr. Murray, which was amended in April 2011, setting forth the terms and conditions of his employment. The offer letter agreement provides for an annual base salary of $280,000, subject to increases and modifications as determined by our Board and its Compensation Committee. Mr. Murray's current base salary is $280,000. Pursuant to the offer letter agreement, as amended, Mr. Murray is entitled to receive severance benefits if his employment is terminated by us without cause at any time or if he is constructively terminated by us. In such an event, Mr. Murray is entitled to continued payment of his base salary for three months and an additional payment in an amount equal to three times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Upon a change in control, Mr. Murray is also entitled to full vesting acceleration with respect to his unvested options if he is terminated without cause or if he is constructively terminated prior to the first anniversary of the change in control.

Potential Payments Upon Termination, Upon Change in Control, and Upon Termination Following Change in Control

Potential Payments Upon Termination without a Change in Control

The following table sets forth quantitative estimates of the payments and benefits that would have accrued to each of our named executive officers if his employment had been terminated by us without cause on December 31, 2011, as described above under "—Severance Provisions" and "—Offer Letter Agreements."

Name of Executive Officer	Salary Continuation ($)	Value of Accelerated Equity Awards ($) (1)	Value of Continued Health Care Coverage Premiums ($)	Total ($)
David Friend	300,000	—	11,890	311,890
Jeffry Flowers (1)	245,000	—	13,701	258,701
Andrew Keenan	112,500	—	6,821	119,321
Swami Kumaresan	120,000	—	2,615	122,615
Thomas Murray (2)	70,000	—	3,426	73,426

(1) Mr. Flowers resigned as our chief architect in April 2012, but continues to be employed as our technical advisor.

(2) Mr. Murray was hired as our vice president of marketing in April 2011.

Potential Payments Upon a Change in Control without Termination

The following table sets forth quantitative estimates of the payments and benefits that would have accrued to each of our named executive officers upon a change in control of our Company on December 31, 2011. Amounts below reflect potential payments pursuant to stock options granted under our 2005 Stock Incentive Plan and 2011 Equity Award Plan.

Name of Executive Officer	Value of Accelerated Options if Not Assumed or Substituted ($) (1)
David Friend	—
Jeffry Flowers (2)	—
Andrew Keenan	130,292
Swami Kumaresan	—
Thomas Murray	—

(1) The amounts were calculated based on the aggregate amount by which the fair market value of our Common Stock subject to unvested equity awards exceeded the aggregate exercise price of the awards as of December 31, 2011, using $11.10 per share, the closing market price of our Common Stock as of December 30, 2011 (the final trading day of our 2011 fiscal year).

(2) Mr. Flowers resigned as our chief architect in April 2012, but continues to be employed as our technical advisor.

Potential Payments Upon Termination following a Change in Control

The following table sets forth quantitative estimates of the payments and benefits that would have accrued to each of our named executive officers pursuant to the severance agreements and offer letter agreements described above under "—Severance Provisions" and "—Offer Letter Agreements" and pursuant to his stock option agreements if his employment had been terminated by us without cause or if he experienced a constructive termination within 12 months after a change in control of our Company consummated on December 31, 2011.

Name of Executive Officer	Salary Continuation ($)	Value of Accelerated Equity Awards ($) (1)	Value of Continued Health Care Coverage Premiums ($)	Total ($)
David Friend	300,000	1,089,246	11,890	1,401,136
Jeffry Flowers (2)	245,000	561,879	13,701	820,580
Andrew Keenan	168,750	260,583	10,232	439,565
Swami Kumaresan	120,000	410,800	2,615	533,416
Thomas Murray	70,000	—	6,852	76,852

(1) These amounts were calculated based on the aggregate amount by which the fair market value of our Common Stock subject to unvested equity awards exceeded the aggregate exercise price of the awards as of December 31, 2011, using $11.10 per share, the closing market price of our Common Stock as of December 30, 2011 (the final trading day of our 2011 fiscal year).

(2) Mr. Flowers resigned as our chief architect in April 2012, but continues to be employed as our technical advisor.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information as of December 31, 2011 with respect to all of our equity compensation plans in effect on that date.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Stockholders (1)(2)	2,867,310	$6.74	794,800
Equity Compensation Plans Not Approved by Stockholders	0	0	0
Total	2,867,310	$6.74	794,800

(1) Includes the 2005 Stock Incentive Plan and the 2011 Equity Award Plan.
(2) The 2011 Equity Award Plan contains an "evergreen" provision, pursuant to which the number of shares of Common Stock initially reserved for issuance or transfer pursuant to awards under the 2011 Equity Award Plan will be increased on the first day of each calendar year beginning in 2012 and ending in 2021, equal to the least of (A) 1,500,000 shares of Common Stock, (B) four percent (4%) of the shares of Common Stock outstanding (on an as-converted basis) on the last day of the immediately preceding calendar year, and (C) such smaller number of shares of Common Stock as determined by our Board.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of Carbonite under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee
Todd Krasnow, *Chair*
Pravin Vazirani

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of Carbonite under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The primary purpose of the Audit Committee is to oversee our financial reporting processes on behalf of our Board. The Audit Committee's functions are more fully described in its charter, which is available on our website at http://investor.carbonite.com/governance.cfm. Management has the primary responsibility for our financial statements and reporting processes, including our systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management Carbonite's audited consolidated financial statements as of and for the fiscal year ended December 31, 2011.

The Audit Committee has discussed with Ernst & Young LLP, the Company's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 114, as amended (AICPA, Professional Standards, Vol. 1. AU section 380) as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T. In addition, the Audit Committee discussed with Ernst & Young LLP their independence, and received from Ernst & Young LLP the written disclosures and the letter required by Ethics and Independence Rule 3526 of the PCAOB. Finally, the Audit Committee discussed with Ernst & Young LLP, with and without management present, the scope and results of Ernst & Young LLP's audit of such financial statements.

Based on these reviews and discussions, the Audit Committee recommended to our Board that such audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2011 for filing with the SEC. The Audit Committee also has engaged Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012 and is seeking ratification of such selection by the stockholders.

Audit Committee
Charles Kane, *Chair*
Todd Krasnow
William G. Nelson
Gary Hromadko

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We describe below transactions and series of similar transactions, during our last fiscal year, to which we were a participant or will be a participant, in which:

- the amounts involved exceeded or will exceed $120,000; and

- any of our directors, executive officers, holders of more than 5% of our Common Stock or any member of their immediate family had or will have a direct or indirect material interest.

Investors' Rights Agreement

We are party to an investors' rights agreement which provides that certain holders of our Common Stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

Common Stock Transaction

In January 2011, certain of our current and former employees, including Messrs. Friend, Flowers, and Kumaresan, sold an aggregate of 863,832 shares of our Common Stock to Institutional Venture Partners XIII, L.P. for $12.00 per share. In connection with this transaction, we waived our right of first refusal to purchase these shares of Common Stock from these individuals.

Participation in Initial Public Offering

Entities affiliated with Menlo Ventures, Crosslink Capital, and Institutional Venture Partners purchased 800,000 shares, 1,000,000 shares, and 1,000,000 shares, respectively, of our Common Stock in our initial public offering in August 2011 at the public offering price. Mr. Vazirani is a managing member of MV Management X, L.L.C., an affiliate of Menlo Ventures, and Mr. Hromadko is an affiliate of Crosslink Capital. In addition, Mr. Nelson and trusts affiliated with Mr. Krasnow purchased 125,000 shares and 40,000 shares, respectively, of our Common Stock in our initial public offering at the public offering price.

Indemnification Agreement

We have entered into indemnification agreements with each of directors and executive officers which provide, among other things, that we will indemnify such directors and executive officers under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a director or executive officer, and otherwise to the fullest extent permitted under Delaware law and our By-Laws.

Other than as described above under this section "Certain Relationships and Related Transactions," since the beginning of our last fiscal year, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm's length dealings with unrelated third parties.

Policies and Procedures for Related Person Transactions

Our Board has adopted a written related person transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy is administered by our Audit Committee and covers any transaction, arrangement, or relationship, or any series of similar transactions,

arrangements, or relationships, in which we were or are to be a participant, the amount involved exceeds $50,000 and a related person had or will have a direct or indirect material interest. While the policy covers related person transactions in which the amount involved exceeds $50,000, the policy states that related person transactions in which the amount involved exceeds $120,000 are required to be disclosed in applicable filings as required by the Securities Act of 1933, as amended (the "Securities Act"), Exchange Act, and related rules. Our Board set the $50,000 threshold for approval of related person transactions in the policy at an amount lower than that which is required to be disclosed under the Securities Act, Exchange Act, and related rules because we believe that it is appropriate for our Audit Committee to review transactions or potential transactions in which the amount involved exceeds $50,000, as opposed to $120,000. Pursuant to this policy, our Audit Committee will (i) review the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm's-length dealings with an unrelated third party and the extent of the related party's interest in the transaction, and (ii) take into account the conflicts of interest and corporate opportunity provisions of our code of business conduct and ethics. Management will present to our Audit Committee each proposed related person transaction, including all relevant facts and circumstances relating thereto, and will update the Audit Committee as to any material changes to any related person transaction. All related person transactions may only be consummated if our Audit Committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Certain types of transactions have been exempted from this policy. These exempted transactions include: (i) certain compensation arrangements; (ii) transactions in the ordinary course of business where the related party's interest arises only (a) from his or her position as a director of another entity that is party to the transaction, (b) from an equity interest of less than 5% in another entity that is party to the transaction, or (c) from a limited partnership interest of less than 5%, subject to certain limitations; and (iii) transactions in the ordinary course of business where the interest of the related party arises solely from the ownership of a class of equity securities in our company where all holders of such class of equity securities will receive the same benefit on a pro rata basis. No director may participate in the approval of a related person transaction for which he or she is a related party.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

Brokers with account holders who are Carbonite stockholders may be "householding" our proxy materials. A single Proxy Statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you notify your broker or the Company that you no longer wish to participate in "householding."

If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Proxy Statement and Annual Report, you may (1) notify your broker, (2) direct your written request to: Investor Relations, Carbonite, Inc., 177 Huntington Avenue, Boston, Massachusetts 02115 or (3) contact our Investor Relations department by telephone at (617) 587-1102. Stockholders who currently receive multiple copies of the Proxy Statement at their address and would like to request "householding" of their communications should contact their broker. In addition, the Company will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Annual Report and Proxy Statement to a stockholder at a shared address to which a single copy of the documents was delivered.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

ANNUAL REPORTS

Our 2011 annual report to stockholders, including our Annual Report on Form 10-K for the year ended December 31, 2011 (which is not a part of our proxy soliciting materials), is being mailed with this Proxy Statement to those stockholders that choose to receive a copy of the proxy materials in the mail. Stockholders that received the Notice of Internet Availability of Proxy Materials can access this Proxy Statement and our 2011 annual report to stockholders at www.voteproxy.com, which does not have "cookies" that identify visitors to the site. Requests for copies of our 2011 annual report to stockholders and Annual Report of Form 10-K may also be directed to Investor Relations, Carbonite, Inc., 177 Huntington Avenue, Boston, Massachusetts 02115.

We have filed our Annual Report on Form 10-K for the year ended December 31, 2011 with the SEC. It is available free of charge at the SEC's web site at www.sec.gov. Upon written request by a Carbonite stockholder, we will mail without charge a copy of our Annual Report on Form 10-K, including the financial statements and financial statement schedules, but excluding exhibits to the Annual Report on Form 10-K. Exhibits to the Annual Report on Form 10-K are available upon payment of a reasonable fee, which is limited to our expenses in furnishing the requested exhibit. All requests should be directed to Investor Relations, Carbonite, Inc., 177 Huntington Avenue, Boston, Massachusetts 02115.

By Order of the Board of Directors,

Danielle Sheer
General Counsel and Secretary

April 27, 2012